As filed with the Securities and Exchange Commission on November 16, 2000
                                                     Registration No. 333-34038
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                            TOP TIER SOFTWARE, INC.
            (Exact name of registrant as specified in its charter)

                               ----------------

            Delaware                            7372                         77-0461287
 (State or other jurisdiction of    (Primary Standard Industrial          (I.R.S. Employer
 incorporation or organization)      Classification Code Number)       Identification Number)

                 30 Las Colinas Lane, San Jose, CA 95119
                                (408) 360-1700
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive office)

                               ----------------

                               Gregory S. Ayers
                            Chief Financial Officer
                            Top Tier Software, Inc.

                 30 Las Colinas Lane, San Jose, CA 95119
                                (408) 360-1700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------

                                  Copies to:
           Mark A. Bertelsen                     William D. Sherman
          Herbert P. Fockler                      Justin L. Bastian
            Burke F. Norton                         Corey Levens
             Jon C. Avina                        Stephanie A. Gonye
   Wilson Sonsini Goodrich & Rosati           Morrison & Foerster, LLP
       Professional Corporation                  755 Page Mill Road
          650 Page Mill Road                     Palo Alto, CA 94304
          Palo Alto, CA 94304                      (650) 813-5600
            (650) 493-9300

                               ----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                               ----------------

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ________
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ________
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED November 16, 2000

                                4,000,000 Shares

                          [LOGO OF TOP TIER SOFTWARE]

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $10.00 and $12.00 per share. We have made application to list our common stock on The Nasdaq Stock Market's National Market under the symbol "TOPT."

  The underwriters have an option to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 6.

                                                     Underwriting
                                         Price to    Discounts and  Proceeds to
                                           Public     Commissions     TopTier
                                       ------------- ------------- -------------
Per Share.............................     $             $             $
Total.................................    $             $             $

  Delivery of the shares of common stock will be made on or about           ,
2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

               Dain Rauscher Wessels

                                                      U.S. Bancorp Piper Jaffray

                  The date of this prospectus is       , 2000.

Inside Front Cover Graphics
---------------------------

     In the upper left corner of the page is the phrase: "Access, manipulate and navigate unified enterprise information, creating collaborative business
networks."    Directly to the right is the TopTier Software logo.

     On the left side of the page is a large three dimensional diagram in the shape of a four-tier cake. The first tier, starting from the bottom, is labeled "Data Sources" and is divided into three sections: "Knowledge Management," "Web Based Datasources" and "Internal Applications". The Knowledge Management
section is further divided into two sections labeled with the following text:
"Document Mgmt. Systems - Groupware, Imaging, Documents, Search Engines, etc. and Office Applications - Word Processing, Spreadsheets, Presentations, etc." and The Web Based Datasources section is further divided into three sections labeled with the following text: "Websites - News, Financials, Brokers, Consumer Portals, etc.," "Information Wires - Business Wires, Credit Information, Syndicated Data etc." and "Marketplaces - eCommerce, Suppliers, Shippers, Services, etc." The Internal Applications section is further divided into three sections: "Enterprise Applications - SAP, Baan, CRM, HR, etc.," "Databases/Data Warehouses - RDBMS, Flat Files, OLAP, OLTP, etc. and "Legacy Apps." The second tier is labeled "Application Server" and is divided horizontally into two sections: the top horizontal section is labeled "Portal Personalization Engine" and the bottom horizontal section is labeled "HyperRelational Navigation Technology (TM)." The third tier is labeled "Business Content Templates" and is divided into five sections: "Web ," "Reports," "Visual Indicators," "Key Performance Indicators" and "Alerts."
The fourth tier is labeled "TopTier eBusiness Integration Portal." A partial screen shot is set on top of the fourth tier and is slightly angled so that it appears to be inside the fourth tier.

     To the left of the left cake, three lines link the second tier (Application Server) to three ellipses labeled with the following text: "Build," "Deploy," and "Administrate." The three ellipses are partially stacked on top of each other and enclosed in a rectangular box. The rectangular box is labeled "TopTier Deployment Environment."

     On the right is a three dimensional diagram in the shape of a three-tier cake. The first tier, starting from the bottom, is labeled "External Data Sources" and is divided into three sections: "Extranet," "Business Partners" and "Websites." The second tier is labeled "Application Server" and is divided horizontally into two sections: the top horizontal section is labeled "Portal Personalization Engine" and the bottom horizontal section is labeled "HyperRelational Navigation Technology (TM)." A space separates the second and third tiers. The third tier is labeled "TopTier eBusiness Integration Portal."
A partial screen shot is set on top of the fourth tier and is slightly angled so that it appears to be inside the fourth tier.

     Dashes in the shape of a rectangle separate the left cake from the right cake and is labeled "Firewall." An arrow links the third tier of the right cake ("TopTier eBusiness Integration Portal") to the third tier of the left wedding cake ("Business Content Templates"). Another arrow labeled "Correlation" links the second tier of the right cake ("Application Server") to the second tier of the left wedding cake ("Application Server").

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................     3

Risk Factors.............................................................     6

Special Note Regarding Forward-Looking Statements........................    14

Use of Proceeds..........................................................    14

Dividend Policy..........................................................    14

Capitalization...........................................................    15

Dilution.................................................................    16

Selected Consolidated Financial Data.....................................    17

Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................    19

Business.................................................................    31

Management.................................................................  46

Related Party Transactions.................................................  56

Principal Stockholders.....................................................  59

Description of Capital Stock...............................................  61

Shares Eligible for Future Sale............................................  64

Underwriting...............................................................  66

Notice to Canadian Residents...............................................  69

Legal Matters..............................................................  70

Experts....................................................................  70

Where You Can Find More Information........................................  70

Index to Financial Statements.............................................. F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.



                     Dealer Prospectus Delivery Obligation

   Until       , 2000 (25 days after the commencement of this offering), all dealers that engage in transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and when selling unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully.

                            Top Tier Software, Inc.

   We are a leading provider of a software platform that integrates corporate data residing in a company's and its business partners' enterprise applications, databases, text documents, Web sites and other data sources. Our platform allows end users to directly access, navigate and manipulate this integrated data through a corporate portal, which serves as a common user interface for the company. We have licensed our software directly or through resellers to over 150 companies, including Equilon (a joint venture of Royal Dutch Shell and Texaco), Herman Miller, Hewlett-Packard, KPN (Dutch Telecom), Nortel Networks, Phillips Group, Ricoh Canada and Rolls Royce Marine. Our technology is also embedded in and ships with the mySAP.com Workplace eBusiness application sold by SAP. To date, SAP has sold over one million end-user licenses of mySAP.com Workplace. Our Baan Data Navigator product, sold by Baan Company, has now been implemented by over 200 companies worldwide.

   Our eBusiness Integration Portal, or eBIP, software platform incorporates our patented "HyperRelational" technology. This technology de-constructs enterprise applications into individual "components" that represent individual business processes or elements with which end users are familiar such as "Customer," "Purchase Order" or "Supplier Inventory." These components are presented as icons on our portal. This technology then enables an end user to select a relevant piece of data, drag it from its location in one application, and drop the data onto another icon, thereby "relating" it to any other component or data. This action immediately presents correlated information from both integrated and unintegrated applications and information sources. Our experience indicates that the ability to enable all members of an extended enterprise to directly and easily access and interact with data allows companies to compete more effectively by reacting more swiftly to changing market conditions and business events, to retain customers by being more responsive to their demands, and to generate additional revenues while increasing operational efficiency and reducing transaction costs.

   Our software is designed to extend the functionality provided by new and existing enterprise applications, making the information they contain easily accessible over the Internet by a network of collaborating businesses. Companies can enable their existing information technology infrastructure to operate over the Internet by deploying our products on top of their existing applications or by using software solutions sold by independent software vendors that embed our technology. We believe that this Internet-based functionality significantly increases the value and return on our customers' technology infrastructure investments. In addition, this functionality addresses the limitations of traditional enterprise information portals, which generally present only a subset of the underlying application data that is typically extracted and aggregated.

   Our objectives are to establish our patented HyperRelational technology as an industry standard protocol and increase awareness of the benefits of our products by leveraging our strong sales channel relationships with strategic software vendors such as SAP and Baan Company and extending our relationships with systems integrators. Together, SAP and Baan Company have an installed base of more than 20,000 enterprise application customers, representing over 10 million end users. Our relationships with these software vendors provide us with an important endorsement of our software and create an opportunity for us, as well as for these software vendors and systems integrators, to sell to this installed base unrestricted versions of our HyperRelational technology that extends its use to other enterprise applications and data sources. In addition, to date, we have trained over 500 external professional consultants on our products, tools and methodologies, and we anticipate that over 2,000 will have been trained within the next 18 months.

   We have a limited operating history and have incurred net losses since inception. We have spent significant funds in developing our technology and building our sales and marketing operations and, as of September 30, 2000, we had an accumulated deficit of $42.3 million, excluding $54.2 million of non-cash charges attributable to Vanenburg Group BV's acquisition of us in October 1998. We intend to continue to invest in extending our technology and product leadership by enhancing our software solutions to support an increasing number of data sources and enterprise applications and developing industry specific applications that are built using our eBusiness Integration Portal software products.

   We began operations in 1992 as Quicksoft Development (1992) Ltd., an Israeli-based research and development company, which became our subsidiary when we were incorporated in Delaware in August 1996 under the name DataSurf Inc. We changed the name of our subsidiary to Top Tier Israel Ltd. and, in 1997, changed our name to Top Tier Software, Inc. Our principal executive office is located at 30 Las Colinas Lane, San Jose, California 95119, and our telephone number is (408) 360-1700.

   "TopTier" and "HyperRelational" are our registered trademarks, and the TopTier logo is a trademark of TopTier. This prospectus also includes trademarks owned by others.

                                  The Offering

 Common stock offered by us.......................... 4,000,000 shares
 Common stock to be outstanding after this offering.. 30,771,120 shares
 Use of proceeds..................................... General corporate purposes, including
                                                      expansion of sales and
                                                      marketing capabilities,
                                                      product development and
                                                      other working capital
                                                      requirements.
 Proposed Nasdaq National Market symbol.............. "TOPT"

   The number of outstanding shares above is based on shares outstanding as of September 30, 2000. This number also includes 3,272,173 shares of common stock issuable upon conversion of 2,155,298 shares of Series E preferred stock. This conversion rate assumes an initial public offering price of $11.00 per share and will vary if the initial public offering price is different. See "Description of Capital Stock" and Note 13 of Notes to Consolidated Financial Statements. The number of outstanding shares above excludes the following:

  . 4,788,293 shares issuable upon exercise of options outstanding as of September 30, 2000 at a weighted average exercise price of $4.115; and

  . 5,635,126 shares reserved for future issuances under our stock plans.

   See "Management--Stock Plans" and Note 9 of Notes to Consolidated Financial Statements.

                      Summary Consolidated Financial Data
                    (in thousands, except per share amounts)

                                        Nine Months  Three Months               Nine Months Ended
                           Year Ended      Ended        Ended      Year Ended     September 30,
                          December 31, September 30, December 31, December 31, ---------------------
                              1997         1998          1998         1999        1999        2000
                          ------------ ------------- ------------ ------------ -----------  --------
                                                                                   (unaudited)
Consolidated Statements
 of Operations Data:
Total revenues..........    $    95       $ 2,635      $    317    $    9,645  $     1,990  $ 13,346
Cost of revenues........         80           192            91         1,698          841     1,411
Gross profit............         15         2,443           226         7,947        1,149    11,935
Operating expenses:
  Sales and marketing...        665         4,241         1,472         9,234        6,938    15,455
  Research and
   development, net.....      1,054         2,644         1,152         6,606        5,032     5,356
  General and
   administrative.......      1,822         1,913           783         2,703        1,489     3,649
  Purchased in-process
   research and
   development..........         --            --         3,556            --           --        --
  Amortization of
   deferred stock
   compensation(*)......         --            --            --         7,213          683    13,220
  Amortization of
   goodwill and
   intangibles..........         --            --         5,787        23,148       17,361    17,361
Loss from operations....     (3,526)       (6,355)      (12,524)      (40,958)     (30,353)  (43,106)
Basic net loss per share
 attributable to common
 stockholders...........    $ (0.48)      $ (0.80)     $     --    $(1,797.67) $(10,378.45) $ (24.86)
Shares used in computing
 basic net loss per
 share..................      7,190         7,375            --            23            3     1,717
Pro forma basic net loss
 per share (unaudited)..                                           $    (2.26) $     (1.73) $  (2.71)
Shares used in computing
 pro forma basic net
 loss per share.........                                               18,158       17,581    22,421

                                                                  September 30,
                                                                      2000
                                                                 ---------------
                                                                           As
                                                                 Actual Adjusted
                                                                 ------ --------
                                                                   (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents....................................... $9,049 $48,969
Working capital.................................................  8,483  48,403
Goodwill, net................................................... 21,447  21,447
Total assets.................................................... 43,309  83,229
Total stockholders' equity...................................... 34,868  74,788

   See Note 2 of Notes to Consolidated Financial Statements for a description of the method that we used to compute our basic net loss per share and pro forma basic net loss per share applicable to common stockholders.

   The as adjusted column in the consolidated balance sheet data table above reflects our sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                ----------------

   Except as otherwise indicated, information in this prospectus:

  . reflects the automatic conversion of all outstanding preferred stock into common stock upon completion of this offering, including the conversion of Series E preferred stock at a rate that assumes an initial public offering price of $11.00 per share, although the actual conversion rate may vary depending upon the actual initial public offering price; and

  .  assumes no exercise of the underwriters' over-allotment option.

                                  RISK FACTORS

   You should carefully consider the risks described below before purchasing our shares. Additional risks and uncertainties not presently known to us or that we currently see as immaterial may also impair our business operations. If any of the following risks actually occur, our business could be harmed, the trading price of our common stock could decline, and you may lose all or part of your investment.

                            Risks Related to TopTier

We have a limited operating history, which makes it difficult to evaluate our prospects.

   We began operations in 1992 and were incorporated in Delaware in August 1996. Until August 1996, we were engaged primarily in software development for third parties on a contract basis and, to a lesser extent, in developing our initial eBusiness integration portal technologies and products. Since August 1996, we have focused our efforts exclusively on developing these technologies and products. We commercially released the first version of our eBusiness Integration Portal software in late June 1998. The revenue and income potential of our market is unproven, and we have limited insight into trends that may emerge in our market and affect our business. As a result of our limited operating history, we have limited financial data that you can use to evaluate our business.

   Our prospects must also be considered in light of the risks encountered by companies in the early stages of development in new and rapidly evolving markets, especially the eBusiness infrastructure integration software market. Some of the risks that we face relate to our ability to:

  . attract and retain a broad customer base;

  . negotiate and maintain favorable strategic relationships;

  . expand our direct sales force and indirect sales channels;

  . attract, integrate, retain and motivate qualified professional personnel;

  . continually enhance our products to meet market demand and customer needs; and

  . plan and manage our growth effectively.

If we fail to manage these risks successfully, our business will suffer.

We have a history of net losses and expect to continue to incur net losses.

   We have experienced operating losses in each quarterly period since our inception. We expect to incur net losses and negative operating cash flows for the foreseeable future. The size of these net losses will depend, in part, on the rate of growth of our revenues from license and service fees. Despite our history of losses, we believe that it is critical to our future success that we significantly increase our research and development, and our sales and marketing expenditures. In addition, we have incurred and expect to continue to incur significant non-cash operating expenses related to amortization of goodwill resulting from Vanenburg's acquisition of us in October 1998 and amortization of deferred stock compensation expense.

   We incurred net losses of approximately $599,000 from inception through December 31, 1996, $3.4 million for the year ended December 31, 1997, $18.4 million for the combined periods comprising the year ended December 31, 1998, $40.8 million for the year ended December 31, 1999 and $42.7 million for the nine months ended September 30, 2000. As of September 30, 2000, we had an accumulated deficit of approximately $96.5 million. We expect to incur significant losses in the future. It is possible that we may never achieve profitability, and even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. If we do not achieve, sustain or increase profitability in the future, then we may not be able to continue our operations as currently planned. We cannot predict when we will operate profitably, if at all.

We expect our quarterly operating results to fluctuate significantly, and an unanticipated decline in revenues may disappoint securities analysts or investors and result in a decline in our stock price.

   We expect to experience significant fluctuations in our future quarterly operating results due to the factors listed in these "Risk Factors" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Many of these factors are not within our control. Our revenues and operating results depend upon the volume and timing of customer orders and payments and the date of product delivery. Historically, a substantial portion of revenues in a given quarter has been recorded in the third month of that quarter. We expect this trend to continue, and, therefore, any failure or delay in the closing of orders would have a material adverse affect on our quarterly operating results. As a result, we believe that quarterly comparisons of our operating results are not necessarily meaningful and that you should not rely on the results of any quarter as an indication of our future performance.

   Our operating expenses are based on anticipated revenues and a high percentage of these expenses are relatively fixed. As a result, a shortfall in revenue, whether or not caused by a delay in the recognition of revenue, could cause significant variations in operating results from quarter to quarter and cause unexpected results. We record as deferred revenues payments that do not meet our revenue recognition policy requirements. Since a portion of our revenues each quarter is recognized from deferred revenues, our quarterly results will depend primarily upon entering into new contracts to generate revenues for that quarter as well as contracts entered into in prior quarters. New contracts may not result in revenue in the quarter in which the contract was signed, and we may not be able to predict accurately when revenues from these contracts will be recognized. In addition, we may provide stock-based incentives to various industry participants, and these incentives may have an adverse effect on our quarterly operating results.

Our revenues will likely decline if we do not develop and maintain successful strategic relationships.

   We have established strategic relationships with independent software vendors such as SAP AG and Baan Company and systems integrators such as Andersen Consulting and Deloitte Consulting. We rely on these strategic partners for insights into new technology and for exposure to, and influence with, many potential customers to which we may not otherwise have access. In October 1999, we granted SAP a non-exclusive and perpetual license to include a restricted version of our HyperRelational technology in its software. We rely on SAP for an important endorsement of our software, significant license revenue and exposure of certain of our technologies and products to the SAP customer base. In addition, we rely on the implementation services and joint marketing and sales efforts of systems integrators. If these relationships fail, we will have to devote substantially more resources to the sales and marketing, and implementation and support of our product than we would otherwise, and our efforts may not be as effective as those of the systems integrators. Systems integrators with which we have relationships also train their personnel to sell and implement our products. The failure of systems integrators to train their personnel would significantly harm our ability to successfully license and implement our software products. We are currently investing, and plan to continue to invest, significant resources to develop relationships with enterprise application software providers and systems integrators. Our operating results could be adversely affected if these efforts do not generate sufficient license and service revenues.

Because a small number of our customers have historically accounted for a high percentage of our revenues, the loss of a customer, in particular SAP, could result in lower than expected revenues.

   In 1999, our two largest customers accounted for 87% of our total revenues, with Baan Company accounting for 71% and SAP accounting for 16% of our total revenues. For the nine months ended September 30, 2000, these customers accounted for 18% and 46% of our total revenues, respectively. Because we have entered into new agreements with Baan Company with different payment terms, we currently anticipate that revenue that we recognize under our agreement with Baan Company will decrease significantly during 2000. In addition, we anticipate that the proportion of our revenues attributable to our relationship with SAP will account for an increasing proportion, and our relationship with Baan Company will account for a decreasing proportion, of our total revenues in the foreseeable future. We may also receive additional revenues from the licensing of our TopTier Extension for mySAP.com Workplace to SAP customers. If SAP chooses not to renew the license and resell agreement, or chooses to cease promoting our software to its customers, our revenues may decline and our business could be adversely affected. To offset this risk, we need to attract and retain new customers. Our ability to attract and retain new customers will depend on a variety of factors, including the performance, quality, breadth and depth of our current and future products. Our failure to add new customers would limit our ability to increase our revenues.

Our market is highly competitive, and if we do not compete effectively, we may suffer price reductions, reduced gross margins and loss of market share.

   The market for our products is intensely competitive, evolving and subject to rapid technological change. The intensity of competition is expected to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could significantly affect our operating results. Our current competitors include information technology groups within organizations, traditional vendors of enterprise application software, systems integrators developing their own products and vendors of other enterprise application integration solutions. In addition, our customers and companies with whom we currently have strategic relationships, such as SAP and Baan Company, may become competitors in the future. Some of our competitors and potential competitors have larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition, more experienced senior management and greater financial, marketing and other resources than we do.

   Our competitors may be able to develop products and services that are superior to our software and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing software and future products and services. In addition, negotiating and maintaining favorable customer and strategic relationships are critical to our business. Our competitors may be able to negotiate strategic relationships on more favorable terms than we are able to negotiate. Many of our competitors may also have well-established relationships with our existing and prospective customers. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater resources.

Our sales cycle is often long and unpredictable, and as a result, our operating results could be harmed in any given quarter.

   Our products and technology are often purchased as part of large projects undertaken by our customers. These projects are often complex, time consuming and expensive. Customers generally consider a wide range of factors before committing to purchase our products or products that incorporate our technology, including product benefits, cost, timeliness of solution, reliability and ability to solve a customer's specific need and inter-operate with existing and future enterprise systems. As a result, we or other parties, including systems integrators, must educate potential customers with respect to these factors. In addition, the purchase of our product generally involves a significant commitment of capital and other resources by a customer. This commitment often requires significant technical review, assessment of competitive products, and approval at a number of management levels within the customer's organization. Because of these issues, our sales cycle has ranged from three to six months and is difficult to predict for any particular license transaction. This variable sales cycle makes it difficult to predict the quarter in which expected orders will occur. During such sales cycles, events beyond our control may affect the scope and timing of our sales contracts with prospective customers. Delays in the execution of orders shift some or all of the licensing fee revenue from that order from the expected quarter to a subsequent quarter or quarters. Failure by customers to successfully deploy our product, or the failure by us or systems integrators to meet customers' needs, could damage our reputation with existing and future customers and reduce future revenues.

We derive most of our revenues from sales of our eBusiness Integration Portal software products and HyperRelational technology, and our business could be materially harmed by factors that adversely affect the pricing and demand this software and technology.

   We currently derive most of our revenues from licensing our eBusiness Integration Portal software products and our HyperRelational technology. We expect that we will continue to depend on our eBusiness

Integration Portal software and HyperRelational technology for most of our revenues in the foreseeable future. Consequently, our future operating results will depend on the demand for these products and technology, including new and enhanced releases. A decline in the price of, or demand for, our eBusiness Integration Portal software products or our HyperRelational technology, or their failure to achieve broad market acceptance, could seriously harm our business and results of operations.

If we fail to adequately respond to rapid technological changes, our existing products will become obsolete or unmarketable.

   Advances in technology could render our current products obsolete and unmarketable. We believe that to succeed we must enhance our eBusiness Integration Portal software products and underlying HyperRelational technology, develop new products and technologies on a timely basis, and satisfy the increasingly sophisticated requirements of our customers. We may not successfully respond to technological change, evolving industry standards or customer requirements. If we are unable to adequately respond to these changes, our revenues could decline. In connection with the introduction of new products and enhancements, we have experienced development delays and related cost overruns, which are not unusual in the software industry. To date, these delays have not had a material impact on our revenues. If new releases or products are delayed or do not achieve broad market acceptance, we could experience a delay or loss of revenues and customer dissatisfaction.

If our software contains defects, we could lose customers and revenues.

   Software as complex as ours often contains unknown and undetected errors or performance problems. Many defects are frequently found during the period immediately following the introduction of new software or enhancements to existing software. Although we attempt to resolve all errors that we believe would be considered serious by our customers, our software may not be error-free. Undetected errors or performance problems may be discovered in the future and errors considered minor by us may be considered serious by our customers who typically use our software for strategically important eBusiness initiatives. This could result in lost revenues or delays in customer acceptance and would be detrimental to our reputation, which could harm our business.

Managing the growth of our operations will continue to strain our managerial, operational and financial resources.

   We have rapidly and significantly expanded our operations. This expansion is placing a significant strain on our managerial, operational and financial resources, infrastructure and personnel. We anticipate that further significant expansion will be required to grow our customer base. We may not be able to implement management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. During 1999, we increased the number of employees from 119 to 150, and from January 1, 2000 to September 30, 2000, we added 109 additional employees. Some of our existing senior management personnel, including Gregory S. Ayers, our Chief Financial Officer, and John Burke, our Executive Vice President of Sales and Marketing, joined us within the last year. To manage the expected growth, we must improve existing, and implement new, operational, financial and management controls and reporting systems and procedures. In addition, we will also need to install new management information and financial management systems.

We have important facilities and resources located in Israel, which has historically experienced severe economic instability and military and political unrest.

   Although we are incorporated in Delaware and headquartered in San Jose, California, all of our research and development efforts are conducted through our subsidiary, Top Tier Israel Ltd., which is incorporated under the laws of the State of Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel could significantly harm our business. Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel's establishment. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, we cannot predict whether or in what manner these problems will be resolved. In addition, our Senior Vice President of Research and Development, Udi Ziv, and some of our employees are currently obligated to serve annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. TopTier Israel, Ltd. has operated effectively under these circumstances since its inception. We cannot predict the effect of these obligations on TopTier Israel, Ltd. or TopTier in the future.

Our international operations involve risks that may adversely affect our operating results.

   We have committed significant resources to international sales and marketing of our products, and have offices in the United Kingdom, The Netherlands and Germany. Our international expansion strategy may not generate sufficient revenues to offset the expenditures required to establish and maintain our international sales and marketing operations. Moreover, we may not successfully localize, market and deliver our products in foreign markets, which may limit our ability to sell our products in those markets. Risks that may affect our international operations include:

  . greater difficulties in collecting accounts receivable and longer collection periods than for domestic customers;

  . difficulties in staffing and managing foreign operations;

  . changing and conflicting regulatory requirements;

  . potentially adverse tax consequences;

  . tariffs and general export restrictions, including export controls relating to encryption technology;

  . political instability;

  . fluctuations in currency exchange rates;

  . seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and

  . the impact of local economic conditions and practices.

   In addition, as we expand our international operations, we may allow payment in foreign currencies and exposure to losses in foreign currency transactions may increase. Any steps we may take to limit this exposure may not be successful in avoiding exchange related losses, which could be material to our operating results.

It would require significant time and effort to replace our key personnel.

   We depend on the continued service of our key technical, sales and senior management personnel. The loss of any of our senior management or other key research, development, sales and marketing personnel could have a material adverse effect on our future operating results. In particular, Shai Agassi, our Chief Executive Officer and Chairman of the Board of Directors, and Udi Ziv, our Senior Vice President of Research and Development, would be difficult to replace. We maintain "key person" life insurance for Mr. Agassi in the amount of $1.0 million.

We may not be able to recruit or retain personnel because competition for qualified personnel is intense in our industry and in our geographic regions.

   Our success depends on our ability to attract and retain qualified management, engineering, sales and marketing and professional services personnel. Competition for these types of personnel is intense, especially in the Silicon Valley and Israel. If we are unable to attract, train and retain additional qualified personnel, our growth may be limited due to our lack of capacity to develop and market our products.

                         Risks Related to Our Industry

If the use of the Internet for business-to-business commerce does not grow as anticipated, our future revenues could be lower than currently expected.

   We depend on the increased acceptance and use of the Internet as a medium for conducting business between companies. Acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of business customers may not adopt or continue to use the Internet as a medium of commerce. In addition, issues of performance or government regulation of the Internet may adversely affect companies' willingness to continue using, or to adopt, eBusiness solutions that use the Internet, such as our own. If the use of the Internet for business-to-business commerce does not grow, whether or not due to any of these reasons, our operating results may suffer.

Failure to adequately protect our intellectual property rights will harm our ability to compete.

   Our success depends on our ability to adequately protect our intellectual property rights. Despite our efforts to protect our proprietary rights, these efforts may not be sufficient to protect our proprietary rights against unauthorized third-party copying or use, and existing laws afford only limited protection. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. In addition, existing laws may change in a manner that adversely affects our proprietary rights. Furthermore, policing the unauthorized use of our product is difficult, and expensive litigation may be necessary in the future to enforce our intellectual property rights.

Our products could infringe the intellectual property rights of others, resulting in costly litigation and the loss of significant rights.

   We may be subject to legal proceedings and claims for alleged infringement of proprietary rights of others, particularly as the number of products and competitors in our industry grow and functionalities of products overlap. This risk is higher in a new market in which a large number of patent applications have been filed but are not yet publicly disclosed. We have limited ability to determine which patents our products may infringe and take measures to avoid infringement. Any litigation could result in substantial costs and diversion of management's attention and resources. Further, parties making infringement claims against us may be able to obtain injunctive or other equitable relief, which could prevent us from selling our products or require us to enter into royalty or license agreements which are not advantageous to us.

                         Risks Related to This Offering

The substantial number of shares that will be eligible for sale in the near future may cause the market price for our common stock to decline.

   Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. The number of shares available for sale in the public market is limited by restrictions under federal securities law and under agreements that some of our stockholders have entered into with the underwriters and with us. These lockup agreements restrict our stockholders from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. Credit Suisse First Boston Corporation informed us that it has no current intention to release any common stock from the restrictions of the lockup agreement but may, however, in its sole discretion, release all or any portion of the common stock from the restrictions of the lockup agreements. In considering whether to release common stock from lockup, Credit Suisse First Boston Corporation has no objective criteria but considers, among other factors, the particular circumstances surrounding the request including, but not limited to, the number of shares requested to be released, the possible impact on the market for our common stock, the reasons for the request, and whether the holder of the shares subject to the lockup is an officer, director or other affiliate of ours.

   The following table indicates approximately when the 26,771,120 shares of our common stock that were outstanding as of September 30, 2000, on an as-converted basis, will be eligible for sale into the public market:

                                                              Eligibility of
                                                             Restricted Shares
                                                                for Sale in
                                                               Public Market
                                                             -----------------
On the date of this prospectus..............................             0
180 days after the date of this prospectus..................    23,482,690
At various times more than 180 days after the date of this
 prospectus.................................................     3,288,430

   Additionally, there were options outstanding to purchase 4,788,293 shares as of September 30, 2000 and 5,635,126 shares reserved for future grant. For a further description of the eligibility of shares for sale into the public market following the offering, see "Shares Eligible for Future Sale."

Investors in this offering will experience immediate and substantial dilution.

   The initial public offering price per share is substantially higher than the book value per share of our common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $9.32 in net tangible book value per share, based on an assumed public offering price of $11.00 per share. In addition, the number of shares available for issuance under our stock option and employee stock purchase plans will automatically increase without stockholder approval. Investors will incur additional dilution upon the exercise of outstanding stock options and exercise of the underwriters' overallotment option, if any.

Our charter documents and Delaware law will make it more difficult to acquire us and may discourage take-over attempts and thus depress the market price of our stock.

   Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For example, we have implemented the following provisions:

  . a staggered board of directors;

  . stockholder meetings may be called only by our board of directors, the chairman of the board or the president;

  . advance notice is required prior to stockholder proposals; and

  . stockholders may not act by written consent.

   Further, we have authorized preferred stock that is undesignated, making it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control. Provisions of Delaware law also could make it more difficult for a third party to acquire us. Specifically, Section 203 of the Delaware General Corporation Law may have a discouraging effect on attempts to acquire us that are not approved in advance by our board of directors, including a premium over the market price for the shares of common stock held by our stockholders.

Control by our principal stockholders may limit your ability to influence the outcome of director elections and other matters requiring stockholder approval.

   Upon completion of this offering, our executive officers, directors and persons holding at least 5% of our stock, and their affiliates, will beneficially own 23,249,402 shares, or approximately 75.5% of the outstanding shares of our common stock (74.1% if the underwriters' over-allotment option is exercised in full). These stockholders, acting together, would be able to control all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us. This could have a negative effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market prices for their shares of common stock. For information about the ownership of common stock by our executive officers, directors and persons holding at least 5% of our stock, see "Principal Stockholders."

Our stock price may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

   Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with the representatives of the underwriters. The market price of our common stock after this offering will likely vary from the initial public offering price. You may be unable to sell your shares of our common stock at or above the offering price. The market price of the common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

  . variations in our quarterly operating results;

  . changes in securities analysts' estimates of our financial performance or in their buy/sell recommendations;

  . changes in market valuations of similar companies;

  . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . loss of an important strategic relationship with an enterprise application software provider such as SAP;

  . loss of an important business relationship with a systems integrator;

  . additions or departures of key personnel; and

  . fluctuations in our stock market price and volume, which are particularly common among highly volatile securities of software and eBusiness companies.

We are at risk of securities class action litigation due to our expected stock price volatility.

   In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. This risk is especially acute for us, because technology companies like ours have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. Due to the potential volatility of our stock price, we may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," or "will," or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

                                USE OF PROCEEDS

   We estimate that our net proceeds from the sale of the 4,000,000 shares of common stock in this offering will be approximately $39.9 million at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and estimated offering expenses. If the underwriters fully exercise their over-allotment option, we estimate that the net proceeds will be approximately $46.1 million.

   Our primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock, facilitate our future access to public equity markets, provide liquidity to our existing stockholders, and increase our visibility in the marketplace for our products.

   We expect to use between $17.5 million and $24 million of the net proceeds of the offering to fund increased sales and marketing activities. We also intend to use approximately $7 million of the net proceeds of the offering for research and development activities. We expect to use any remaining net proceeds of the offering for general corporate purposes. The amounts we actually expend for these purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, we will have broad discretion in the allocation of the proceeds of this offering. We may also use a portion of the proceeds to acquire or invest in complementary businesses, technologies, product lines or products, although we have no current plans or commitments for any of these acquisitions or investments. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings to finance the growth and development of our operations. We do not anticipate declaring or paying cash dividends on our common stock for the foreseeable future. Any future determination to declare or pay dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors that our board of directors considers relevant.

                                 CAPITALIZATION

   The following table sets forth as of September 30, 2000:

  . our actual capitalization;

  . our pro forma capitalization, which gives effect to the automatic conversion of all outstanding preferred stock into common stock upon completion of this offering and the recognition of approximately
    $18.0 million related to the beneficial conversion of our Series E preferred stock at an assumed initial public offering price of $11.00 per share; and

  . our pro forma as adjusted capitalization, which gives effect to the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

   This information should be read in conjunction with our Consolidated Financial Statements and related Notes included elsewhere in this prospectus.

                                                      September 30, 2000
                                                  ----------------------------
                                                                        Pro
                                                              Pro     Forma As
                                                   Actual    Forma    Adjusted
                                                  --------  --------  --------
                                                    (in thousands, except
                                                          share and
                                                       per share data)
Cash and cash equivalents........................ $  9,049  $  9,049  $ 48,969
                                                  ========  ========  ========
Line of credit...................................      738       738       738
Stockholders' equity:
  Convertible preferred stock, $0.001 par value:
   22,735,032 shares authorized; 22,136,334
   shares outstanding, actual; no shares
   outstanding, pro forma; 5,000,000 shares
   authorized, no shares outstanding, pro forma
   as adjusted...................................       22        --        --
  Common stock, $0.001 par value: 40,125,000
   shares authorized, 3,517,911 shares
   outstanding, actual; 200,000,000 shares
   authorized, 26,771,120 shares outstanding, pro
   forma; 200,000,000 shares authorized,
   30,771,120 shares outstanding, pro forma as
   adjusted......................................        4        27        31
Additional paid-in capital.......................  162,594   180,587   220,503
Deferred stock compensation......................  (24,508)  (24,508)  (24,508)
Notes receivable.................................   (6,781)   (6,781)   (6,781)
Accumulated deficit..............................  (96,463) (114,457) (114,457)
                                                  --------  --------  --------
  Total stockholders' equity.....................   34,868    34,868    74,788
                                                  --------  --------  --------
    Total capitalization......................... $ 35,606  $ 35,606  $ 75,526
                                                  ========  ========  ========

   Outstanding shares exclude the following shares:

  . 4,788,293 shares of common stock issuable upon exercise of outstanding options at September 30, 2000 at a weighted average price of $4.115; and

  . 5,635,126 shares of common stock reserved for future issuances under our stock plans.

                                    DILUTION

   Our pro forma net tangible book value at September 30, 2000 was approximately $11.7 million or $0.44 per share. Pro forma net tangible book value per share is equal to the amount of our total tangible assets less our total liabilities, divided by the number of outstanding shares of our common stock assuming the conversion of all outstanding preferred stock into common stock.

   New investors who purchase shares in this offering will be diluted to the extent of the difference between the initial public offering price and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at September 30, 2000 would have been $51.6 million or $1.68 per share. This represents an immediate increase in pro forma net tangible book value of $1.24 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $9.32 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share...................       $11.00
  Pro forma net tangible book value per share as of September 30,
   2000........................................................... $0.44
  Increase in pro forma net tangible book value per share
   attributable to new investors..................................  1.24
                                                                   -----
Pro forma net tangible book value per share upon completion of
 this offering....................................................         1.68
                                                                         ------
Dilution per share to new investors...............................       $ 9.32
                                                                         ======

   The following table sets forth at September 30, 2000 the differences between the existing stockholders and new investors who purchase shares of common stock in this offering in the number of shares purchased from us, the total consideration paid, and the average price paid per share.

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 26,711,120   87.0% $120,073,582   73.2%    $ 4.49
New investors.............  4,000,000   13.0    44,000,000   26.8      11.00
                           ----------  -----  ------------  -----
  Total................... 30,771,120  100.0% $164,073,582  100.0%
                           ==========  =====  ============  =====

   This table excludes the following shares:

  . 4,788,293 shares of common stock issuable upon exercise of outstanding options on September 30, 2000 at a weighted average price of $4.115; and

  . 5,635,126 shares of common stock reserved for future issuances under our stock plans.

   This table includes consideration attributable to existing stockholders of $75,882,114 pushed down at the time of Vanenburg's acquisition of us in October 1998. To the extent outstanding options are exercised after September 30, 2000 or the underwriters exercise their over-allotment option, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995 and 1996 are derived from unaudited consolidated financial statements not included in this prospectus. The balance sheet data as of December 31, 1997 is derived from audited financial statements not included in this prospectus. The statements of operations data for the year ended December 31, 1997, nine months ended September 30, 1998, three months ended December 31, 1998 and the year ended December 31, 1999 and the balance sheet data as of December 31, 1998 and 1999, are derived from our audited Consolidated Financial Statements included elsewhere in this prospectus. The selected financial data as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000 have been derived from our unaudited financial statements which, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the results of operations for such periods. The weighted average shares used in computing basic net loss per share below reflect the acquisition by Vanenburg of all of our outstanding stock by October 1998, and the resulting decrease in shares outstanding for the year ended December 31, 1999. The selected financial data for the years ended December 31, 1995, 1996 and 1997 and the period from January 1, 1998 through September 30, 1998 reflect the results of operations and balance sheet data prior to the acquisition by Vanenburg. See Note 3 of the Notes to the Consolidated Financial Statements. The selected consolidated financial data for the period from October 1, 1998 through December 31, 1999 reflect the results of operations and balance sheet data subsequent to the acquisition.

                                                        Nine Months  Three Months
                                                           Ended        Ended      Year Ended   Nine Months Ended
                           Year Ended December 31,     September 30, December 31, December 31,    September 30,
                          ---------------------------  ------------- ------------ ------------ ---------------------
                            1995     1996      1997        1998          1998         1999        1999        2000
                          --------  -------  --------  ------------- ------------ ------------ -----------  --------
                            (unaudited)                                                            (unaudited)
                                              (in thousands, except per share data)
Consolidated Statements
 of Operations Data:
License revenues:
 Non-related parties....  $     --  $    --  $     30     $ 2,418      $    225    $      665  $       631  $  7,425
 Related party..........        --       --        --          65            20         6,596          217        --
                          --------  -------  --------     -------      --------    ----------  -----------  --------
   Total license
    revenues............        --       --        30       2,483           244         7,260          848     7,425
                          --------  -------  --------     -------      --------    ----------  -----------  --------
Service revenues:
 Non-related parties....     1,150    1,238        65          89            61         2,216          996     5,921
 Related party..........        --       --        --          63            11           169          146        --
                          --------  -------  --------     -------      --------    ----------  -----------  --------
   Total service
    revenues............     1,150    1,238        65         152            73         2,385        1,142     5,921
                          --------  -------  --------     -------      --------    ----------  -----------  --------
   Total revenues.......     1,150    1,238        95       2,635           317         9,645        1,990    13,346
                          --------  -------  --------     -------      --------    ----------  -----------  --------
Cost of revenue:
 Cost of licenses--non-
  related parties.......        --       --        --           1            --             3            4        59
 Cost of licenses--
  related party.........        --       --        --          --            --            27            1        --
                          --------  -------  --------     -------      --------    ----------  -----------  --------
   Total cost of license
    revenues............        --       --        --           1            --            30            5        59
                          --------  -------  --------     -------      --------    ----------  -----------  --------
 Cost of service
  revenues--non-related
  parties...............       380      654        80         171            91         1,622          826     1,353
 Cost of service
  revenues--related
  party.................        --       --        --          20            --            46           10        --
                          --------  -------  --------     -------      --------    ----------  -----------  --------
   Total cost of service
    revenues............       380      654        80         191            91         1,668          836     1,353
                          --------  -------  --------     -------      --------    ----------  -----------  --------
   Total cost of
    revenues............       380      654        80         192            91         1,698          841     1,411
                          --------  -------  --------     -------      --------    ----------  -----------  --------
Gross profit............       770      584        15       2,444           226         7,947        1,149    11,935
                          --------  -------  --------     -------      --------    ----------  -----------  --------
Operating expenses:
 Sales and marketing....        --       --       665       4,241         1,472         9,234        6,938    15,455
 Research and
  development, net......       477      605     1,054       2,644         1,152         6,606        5,032     5,356
 General and
  administrative........       368      575     1,823       1,913           783         2,703        1,489     3,649
 Purchased in-process
  research and
  development...........        --       --        --          --         3,557            --           --        --
 Amortization of
  deferred stock
  compensation(*).......        --       --        --          --            --         7,214          683    13,220
 Amortization of
  goodwill and
  intangibles...........        --       --        --          --         5,787        23,148       17,361    17,361
                          --------  -------  --------     -------      --------    ----------  -----------  --------
   Total operating
    expenses............       845    1,180     3,542       8,798        12,751        48,904       31,502    55,041
                          --------  -------  --------     -------      --------    ----------  -----------  --------
Operating loss..........       (75)    (596)   (3,527)     (6,354)      (12,525)      (40,958) $   (30,353) $(43,107)
Other income (expense),
 net....................       (10)      (3)       92         426            62           114           50       424
                          --------  -------  --------     -------      --------    ----------  -----------  --------
Net loss................       (85)    (599)   (3,435)     (5,928)      (12,463)      (40,844)     (30,303)  (42,683)
Deemed dividend on
 preferred stock........        --       --        --          --          (227)         (247)        (158)       --
                          --------  -------  --------     -------      --------    ----------  -----------  --------
Net loss attributable to
 common stockholders....  $    (85) $  (599) $ (3,435)    $(5,928)     $(12,690)   $  (41,091) $   (30,461) $(42,683)
                          ========  =======  ========     =======      ========    ==========  ===========  ========
Basic net loss per
 share..................   $(85.00)  $(0.20) $  (0.48)    $ (0.80)     $     --    $(1,797.67) $(10,378.45) $ (24.86)
                          ========  =======  ========     =======      ========    ==========  ===========  ========
Weighted average shares
 used in computing basic
 net loss per share.....         1    2,942     7,190       7,375            --            23            3     1,717
                          ========  =======  ========     =======      ========    ==========  ===========  ========
Pro forma basic net loss
 per share
 (unaudited)(**)........                                                           $    (2.26) $     (1.73) $  (2.71)
Shares used in computing
 pro forma basic net
 loss per share
 (unaudited)............                                                               18,158       17,581    22,421
-------
*  Amortization of deferred stock compensation has been excluded from the following expenses in the amounts indicated:
  Cost of service revenues...................................................      $      433  $        40  $    602
  Sales and marketing........................................................             927           88     2,489
  Research and development, net..............................................           3,353          317     3,418
  General and administrative.................................................           2,501          237     6,711

**  See Note 2 to Consolidated Financial Statements.

                                       December 31,
                         ---------------------------------------------  September 30,
                          1995     1996     1997      1998      1999        2000
                         -------  -------  -------  --------  --------  -------------
                                      (in thousands)                     (unaudited)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............ $    11  $   589  $ 3,115  $  3,914  $  2,540    $  9,049
Working capital.........     (22)     240   10,222     4,714     5,923       8,483
Goodwill, net...........      --       --       --    58,981    37,533      21,447
Total assets............     275    1,000   13,073   113,131    50,944      43,309
Accumulated deficit.....     (86)    (599)  (4,034)  (12,690)  (53,482)    (96,463)
Total stockholders'
 equity.................     (75)     211   10,753    69,617    47,777      34,868

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   We are a leading provider of a software platform that integrates corporate data residing in a company's and its business partners' enterprise applications, databases, text documents, Web sites and other data sources, and allows end users to directly access, navigate and manipulate this data through a corporate portal, which serves as a common user interface for the company.

   We began operations in 1992 as Quicksoft Development (1992) Ltd., an Israeli-based research and development company, which became our subsidiary when we were incorporated in Delaware in August 1996. Until August 1996, we were engaged primarily in software development for third parties on a contract basis and, to a lesser extent, in developing our initial eBusiness integration portal technologies and products. Since August 1996, we have focused our efforts exclusively on developing these technologies and products. We commercially released the first version of our eBusiness Integration Portal software in late June 1998. With this release, we accelerated the development of our sales and marketing organizations. During 1999, we increased the number of total employees from 119 to 150, and from January 1, 2000 through September 30, 2000, we added 109 additional employees. We opened sales and marketing offices in the United Kingdom in July 1998 and offices in Germany and The Netherlands in October 1998. We have incurred significant losses since inception, and as of September 30, 2000, we had an accumulated deficit of $96.5 million, of which $54.2 million was attributable to non-cash charges resulting from Vanenburg Group BV's acquisition of us in October 1998.

   In September 2000, we restated our financial statements to give effect to a change in accounting for the useful lives of certain intangible assets (core technology, acquired workforce and tradename) from 5 years to 3 years and to reclassify retention bonuses of approximately $2.9 million, which were paid out of the purchase price in the Vanenburg acquisition. The retention bonuses have been classified as deferred acquisition costs. In addition, we have recorded a deemed dividend to account for a beneficial conversion feature related to the issuance of 318,747 shares of Series A convertible preferred stock to non-employees at prices below fair market value.

Sources of Revenues

   We generate revenues from non-exclusive, perpetual product and technology licenses and professional services. Since the release of our initial eBusiness Integration Portal software product, we have primarily generated revenues from licenses of our technology and products. We license our technology and products to large, independent software vendors and directly to corporations. We provide engineering and maintenance services to these software vendors, training services to systems integrators and implementation and maintenance support services to corporations. Historically, we have derived a larger proportion of our total revenues from license agreements with software vendors than from agreements with corporations. To date, a majority of our total revenues has been derived from customers located outside of the United States. We believe that domestic revenues will represent a more significant component of our total revenues as our operations grow, although the implementation of our products will likely include foreign subsidiaries of U.S.-based customers.

   License Revenues. We generate revenues from the grant to independent software vendors of licenses to embed our technology into their products. We also receive revenues for licenses to corporations for a limited number of copies of our software products. We recognize these revenues when a license agreement has been executed or a definitive purchase order has been received, the product has been delivered, no significant obligations with regard to implementation remain, the fee is fixed and determinable and collection is probable. License fees for contracts with extended payment terms (generally greater than 12 months) are recognized as payments become due, provided the technology has been delivered, no significant obligations with regard to implementation remain, the fees are fixed and determinable, collectibility is probable and acceptance has been received, if applicable. We consider our products to have been delivered when an access code has been provided to the customer. In addition, we generate revenues from software vendors that resell our stand-alone products to their customers. We recognize these revenues when such revenues are reported to us by the software vendors. In the case of one reseller, which has guaranteed minimum license fees, the minimum fees are recognized in the period in which the payment of such fees are due, provided collectibility is probable. We offset license revenues generated by this software vendor by amounts that we pay to it for joint-marketing efforts on its part. Payments received from software vendors or corporations in advance of revenue recognition are recorded as deferred revenues.

   Service Revenues. Independent software vendors, or ISV, may embed our technology into their products on their own or they may choose to separately enter into service contracts with us for the provision of engineering assistance. Similary, a corporation may choose to enter into a contract with us for us to integrate our technology into it's enterprise information system. These engineering services are generally billed at an hourly rate on a time and materials basis and are recognized as the services are performed. In addition, we generate service revenues for technology maintenance services provided to both corporations and software vendors. We recognize revenues from these contracts over the period during which these maintenance services are provided. We also offer training services, which are billed on a per student basis. Revenues from training services are recognized as classes are attended and the services are performed. Prior to June 1998, we entered into consulting agreements with third parties and received service revenues, which revenues we recognized using the percentage of completion method of contract accounting.

Concentration of Revenues

   A relatively small number of customers account for a significant portion of our total revenues. As a result, the loss or delay of individual orders can have a significant impact on our revenues. In 1998, sales to our largest customer, Computer Curriculum Corporation, accounted for approximately 77% of total revenues. In 1999, sales to our two largest customers accounted for approximately 87% of total revenues, with Baan Company, a related party under common control during 1999, accounting for 71% and SAP AG accounting for 16%. For the nine months ended September 30, 2000, sales to these customers accounted for approximately 64% of total revenues, with Baan accounting for 18% and SAP AG accounting for 46%. For periods beginning after December 31, 1999, Baan is no longer a related party. We expect that revenues from a limited number of customers will continue to account for a large percentage of our total revenues.

Acquisition by Vanenburg

   From June 1997 to October 1998, Vanenburg Group BV acquired all of our outstanding equity through a series of purchase transactions. Pursuant to SEC accounting rules, the difference between the purchase price of those shares and the book value of our net assets at September 30, 1998 is reflected on, or "pushed down" to, our financial statements and a new basis of accounting was established for our assets and liabilities. We have not acquired any entity in a purchase transaction since inception that resulted in any goodwill being reflected on our financial statements. As of September 30, 2000, Vanenburg owned approximately 64.3% of our outstanding shares on a fully-diluted basis.

   As a result of the Vanenburg acquisition, we recorded $64.3 million of goodwill in October 1998. In addition, we recorded intangible assets of $5.1 million, reflecting the estimated fair market value of our assembled workforce, trade name and core technology at the time. We also expensed $3.6 million of purchased in-process research and development. The goodwill and intangible assets are being amortized over a period of 36 months beginning October 1998. The quarterly amortization of goodwill is $5.4 million and the quarterly amortization of intangibles is approximately $425,000. As of September 30, 2000, $42.9 million of the goodwill and $3.4 million of the intangibles had been amortized.

Income Taxes

   Our deferred tax assets primarily consist of net operating loss carryforwards. We have recorded a valuation allowance for the full amount of our net deferred tax assets, as the future realization of the tax benefit is not currently likely. As of December 31, 1999, we had net cumulative operating loss carryforwards for federal tax purposes of $35.9 million and for state tax purposes of $20.5 million. These federal and state tax loss carryforwards are available to reduce future taxable income and expire at various dates through 2019 and 2005. Under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income. Our subsidiaries in Israel and the United Kingdom had carryforward losses of $4.0 million and $3.2 million that have no expiration date.

   Our Israeli subsidiary's initial investment plan of $80,000 and additional investment plans of $644,000 have been granted "Approved Enterprise" status under the Israeli Law for Encouragement of Capital Investments. In accordance with this law, the income from the approved enterprises will be subject to tax benefits for a seven year period, commencing with the first year in which taxable income is generated but limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. We have chosen to receive our subsidiary's benefits in respect of its plans through the Alternative Benefits program. These benefits include a tax exemption on income derived from the "Approved Enterprise" for a period of two years and a reduced income tax rate of 25% (instead of the regular rate of 36%) for the additional five years of the benefit period. A company in which foreign investment exceeds 25% is entitled to a benefit period of ten years. If the proportion of foreign investment is between 25% and 49%, a company will be taxed at a rate of 25%; if between 49% and 74%, at a rate of 20%; if between 74% and 90%, at a rate of 15%; and if in excess of 90%, at a rate of 10%. The proportion of holdings of foreign shareholders is measured annually based on the lowest level of foreign investment during the year.

Historical Results of Operations

Comparison of Nine Months Ended September 30, 1999 and 2000

   The selected financial data for the nine months ended September 30, 1999 and 2000 has been derived from our unaudited financial statements which, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods.

  Revenues

   License Revenues - Non-Related Parties. License revenues increased 10.77% from approximately $631,000 in the nine months ended September 30, 1999 to $7.4 million in the nine months ended September 30, 2000. This increase was due to revenue recognized under a significant software vendor license agreement entered into in late 1999, and growth in the number of licenses to new customers. In addition, our average license revenue per transaction increased in this period due to larger deployments by our customers.

   License Revenues - Related Party. License revenues from the related party decreased from approximately $217,000 for the nine months ended September 30, 1999 to none for the nine months ended September 30, 2000. Effective January 1, 2000, Baan was no longer a related party. License revenues generated from Baan for the nine months ended September 30, 2000 of approximately $735,000 are included in License Revenues--Non-Related Parties.

   Service Revenues - Non-Related Parties. Service revenues increased from approximately $996,000 in the nine months ended September 30, 1999 to $5.9 million in the nine months ended September 30, 2000. A significant portion of this increase relates to nonrecurring engineering services performed in 2000 for one software vendor and various support services provided worldwide to the same software vendor. An increased number of new deployments of our product also resulted in an increase in worldwide consulting services and an increased volume of training sessions provided to our software vendors and customers. We expect service revenues to continue to increase in absolute dollars as we support an increasing number of new deployments of our product.

   Service Revenues--Related Party. Service revenues from the related party decreased from approximately $146,000 for the nine months ended September 30, 1999 to none for the nine months ended September 30, 2000. Effective January 1, 2000, Baan was no longer a related party. Service revenues generated from Baan for the nine months ended September 30, 2000 of approximately $630,000 are included in Services Revenues--Non-Related Party.

   Cost of Revenues

   Cost of License Revenues. Cost of license revenues consists of packaging and shipping materials used in fulfillment of our products. Cost of license revenues was approximately $4,000 for the nine months ended September 30, 1999 and approximately $59,000 for the nine months ended September 30, 2000.

   Cost of License Revenues--Related Party. Cost of license revenues from the related party was approximately $1,000 for the nine months ended September 30, 1999 and none for the nine months ended September 30, 2000. Effective January 1, 2000, Baan was no longer a related party. Cost of license revenues expended for the nine months ended September 30, 2000 related to the fulfillment of our products to Baan are included in Cost of License Revenues--Non-Related Party.

   Cost of Service Revenues - Non-Related Parties. Cost of service revenues consists of salaries, payments to third-party consultants incurred in providing customer support, training and implementation services as well as reimbursable out-of-pocket expenses. Cost of service revenues was approximately $826,000 for the nine months ended September 30, 1999 and approximately $1.4 million for the nine months ended September 30, 2000. A majority of this increase was due to increased costs related to services provided in connection with new deployments of our product as well as nonrecurring engineering and support services provided to a new software vendor. The number of employees providing services increased from 22 on September 30, 1999 to 66 on September 30, 2000. We expect that cost of service revenues will continue to increase in absolute dollars as we continue to expand our customer support organization to meet anticipated customer demand. We expect cost of service revenues as a percentage of service revenues to decrease as we discontinue discounts on services that we offered during our early stages of development and through the first half of 1999.

   Cost of Service Revenues--Related Party. Cost of service revenues from the related party was approximately $10,000 for the nine months ended September 30, 1999 and none for the nine months ended September 30, 2000. Effective January 1, 2000, Baan was no longer a related party. Cost of services revenues related to services provided to Baan for the nine months ended September 30, 2000 are included in Cost of Service Revenues--Non-Related Party.

   Operating Expenses

   Sales and Marketing. Sales and marketing expenses consist of salaries, commissions, field office expenses, travel and entertainment, advertising, trade show and conference expenses. Sales and marketing expenses increased from $6.9 million for the nine months ended September 30, 1999 to $15.5 million for the nine months ended September 30, 2000. These increases were due to expansion of our direct sales force and field office facilities, and the hiring of additional professional services personnel. Our marketing and promotional activities have significantly increased in conjunction with participation in numerous trade shows during 2000 along with launching a significant advertising campaign worldwide. We expect that sales and marketing expenses will continue to increase in absolute dollars as we continue to expand our sales and marketing efforts, establish additional U.S. and international sales offices and increase promotional activities.

   Research and Development, Net. Research and development expenses consist of costs associated with the development of new products, enhancements to existing products and quality assurance activities. These costs consist primarily of employee salaries and benefits, as well as costs associated with consulting resources that supplement the internal development team. We have not capitalized any software development costs and have expensed all of these costs as incurred. Research and development expenses increased from $5.0 million for the nine months ended September 30, 1999 to $5.4 million for the nine months ended September 30, 2000. The increase was due to costs associated with the hiring of an additional 42 personnel as well as increased office space in our research and development office in Israel. Our research and development expenses are net of Israeli government grant reimbursements of approximately $308,000 for the nine months ended September 30, 1999 and approximately $714,000 for the nine months ended September 30, 2000. We anticipate that we will continue to devote substantial resources to research and development and that these expenses will continue to increase in absolute dollars.

   General and Administrative. General and administrative expenses consist of salaries for administrative, executive and finance personnel, recruiting costs, information systems costs, professional service fees and allowances for doubtful accounts. These expenses increased from approximately $1.5 million for the nine months ended September 30, 1999 to $3.6 million for the nine months ended September 30, 2000. These increases were due to costs associated with the hiring of additional personnel and facility costs. We believe that our general and administrative expenses will continue to increase in absolute dollars as a result of our anticipated growth and the expenses associated with operating as a public company.

   Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation includes the amortization of unearned employee stock-based compensation. Employee stock-based compensation expense is amortized over a four-year vesting period in a manner consistent with FASB Interpretation No.
28. In connection with the grant of employee stock options, we recorded additional aggregate unearned stock-based compensation of $25.2 million for the nine months ended September 30, 2000. We recorded employee stock-based compensation expense of approximately $683,000 for the nine months ended September 30, 1999 and $13.2 million for the nine months ended September 30, 2000. We anticipate these expenses to decrease in future periods. Unearned compensation expense will be reduced for future periods to the extent that options are terminated prior to full vesting.

   Amortization of Goodwill and Intangibles. As a result of Vanenburg's acquisition of us, we recorded $64.3 million of goodwill in October 1998. In addition, we recorded intangible assets of $5.1 million, reflecting the estimated fair market value of our assembled workforce, trade name and core technology at the time of the acquisition. The goodwill and intangible assets are being amortized over a period of 36 months. As a result, amortization of goodwill and intangibles was $17.4 million for both the nine months ended September 30, 1999 and 2000.

   Other Income, Net. Other income, net increased from approximately $50,000 for the nine months ended September 30, 1999 to approximately $424,000 for the nine months ended September 30, 2000. The increase was due primarily to interest income on notes due from stockholders in connection with their purchase of our common stock.

   Net Loss Attributable to Common Stockholders. Net loss attributable to common stockholders increased from $30.5 million for the nine months ended September 30, 1999 to $42.7 million for the nine months ended September 30, 2000.

Historical Results of Operations

Comparison of Years Ended December 31, 1997, December 31, 1998 and December 31, 1999

  Revenues

   License Revenues - Non-Related Parties. License revenues increased from approximately $30,000 in 1997 to $2.6 million in 1998. Substantially all of this increase was due to revenues recognized under a license agreement entered into in 1997 with one software vendor. License revenues decreased from $2.6 million in 1998 to approximately $665,000 in 1999 due to the completion of this agreement as well as concentrating on a newly executed agreement with Baan, which was a related party until January 1, 2000.

   License Revenues - Related Party. License revenues from the related party increased from none in 1997 to approximately $85,000 in 1998. License revenues from related parties further increased 766% to approximately $6.6 million in 1999. This increase was principally due to revenues recognized under a product license agreement executed with Baan in 1998, but recognized upon delivery and acceptance in 1999.

   Service Revenues - Non-Related Parties. Service revenues increased from approximately $65,000 in 1997, to approximately $150,000 in 1998, to $2.2 million in 1999. Substantially all of the increase from 1997 to 1998 was due to service revenues recognized under a license agreement entered into in 1997 with one software vendor. A majority of the increase from 1998 to 1999 was due to service revenues recognized under a license agreement entered into in 1998 with a different software vendor. We expect service revenues to continue to increase in absolute dollars as we support an increasing number of new deployments of our product.

   Service Revenues - Related Party. Service revenues from the related party increased from none to approximately $74,000 in 1998 and approximately $169,000 in 1999. The increase is due primarily to increased maintenance, support and training revenues from services that we provided to the end-users of our product that were resold by Baan.

  Cost of Revenues

   Cost of License Revenues - Non-Related Parties. Cost of license revenues for non-related parties was negligible for 1997, approximately $1,000 in 1998 and approximately $3,000 in 1999.

   Cost of License Revenues - Related Party. Cost of license revenue for the related party was zero in 1997, negligible in 1998 and approximately $27,000 in 1999.

   Cost of Service Revenues - Non-Related Party. Cost of service revenues was approximately $80,000 in 1997, approximately $262,000 in 1998 and $1.6 million in 1999. A majority of the increase from 1998 to 1999 was due to increased costs related to services provided under a license agreement entered into with one software vendor. The number of employees providing services increased from 16 in December 1998 to 30 in December 1999. We expect that cost of service revenues will continue to increase in absolute dollars as we continue to expand our customer support organization to meet anticipated customer demand. We expect cost of service revenues as a percentage of service revenues to decrease as we discontinue discounts on services that we offered during our early stages of development and through the first half of 1999.

   Cost of Service Revenues - Related Party. Cost of service revenues for the related party was zero in 1997, approximately $20,000 in 1998 and approximately $46,000 in 1999.

  Operating Expenses

   Sales and Marketing. Sales and marketing expenses increased from approximately $665,000 in 1997, to $5.7 million in 1998, to $9.2 million in 1999. These increases were due to expansion of our direct sales force, increased spending on marketing and promotional activities, and the hiring of additional professional services personnel. We expect that sales and marketing expenses will continue to increase in absolute dollars as we continue to expand our sales and marketing efforts, establish additional U.S. and international sales offices and increase promotional activities.

   Research and Development, Net. Research and development expenses increased from $1.1 million in 1997, to $3.8 million in 1998, to $6.6 million in 1999. The increase from 1997 to 1998 was due to costs associated with the hiring of additional personnel. The increase from 1998 to 1999 was due to costs associated with the hiring of additional personnel, fees paid to third-party consultants and travel related expenditures. Our research and development expenses are net of Israeli government grant reimbursements of approximately $362,000 in 1997, $419,000 in 1998 and $617,000 in 1999. We anticipate that we will continue to devote substantial resources to research and development and that these expenses will continue to increase in absolute dollars.

   General and Administrative. These expenses increased from $1.8 million in 1997 to $2.7 million in 1998, and increased to $2.7 million in 1999. These increases were due to costs associated with the hiring of additional personnel and facility costs. We believe that our general and administrative expenses will continue to increase in absolute dollars as a result of our anticipated growth and the expenses associated with operating as a public company.

   Amortization of Deferred Stock Compensation. In connection with the grant of some employee stock options, we recorded aggregate unearned stock-based compensation of $19.7 million through December 31, 1999. We amortized employee stock-based compensation expense of $7.2 million in 1999. We expect to record employee stock-based compensation expenses of approximately $1.9 million for the first quarter of 2000, $1.9 million for the second quarter of 2000, $1.8 million for the third quarter of 2000, and $1.2 million for the fourth quarter of 2000. We anticipate these expenses will decrease consistently in future periods. Unearned compensation expense will be reduced for future periods to the extent that options are terminated prior to full vesting.

   Amortization of Goodwill and Intangibles. Amortization of goodwill and intangibles was $5.8 million in 1998 and $23.1 million in 1999.

   Other Income, Net. Other income, net increased to approximately $488,000 in 1998 from approximately $92,000 in 1997. The increase was due to increased interest income on higher average interest-earning investment balances obtained from equity financings. Other income, net decreased to approximately $114,000 in 1999 on lower average interest-earning investment balances, as cash was consumed in operations.

   Net Loss Attributable to Common Stockholders. Net loss attributable to common stockholders increased from $3.4 million in 1997, to $18.6 million in 1998, to $41.1 million in 1999.

Quarterly Results Of Operations

   The following tables set forth statement of operations data for each of the eight most recent quarters, beginning with the quarter ended December 31, 1998, the quarter in which the Vanenburg acquisition occurred, and ending with the quarter ended September 30, 2000, as well as the percentage of our total revenues represented by each item. This information has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited Consolidated Financial Statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this information. You should read this information in conjunction with our audited Consolidated Financial Statements and related Notes. Our quarterly operating results are expected to vary significantly from quarter to quarter, and you should not draw any conclusions about our future results from the results of operations for any quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

                                                     Three Months Ended
                          -------------------------------------------------------------------------------
                          Dec. 31,  Mar. 31,  Jun. 30,  Sept. 30, Dec. 31,  Mar. 31,  Jun. 30,  Sept. 30,
                            1998      1999      1999      1999      1999      2000      2000      2000
                          --------  --------  --------  --------- --------  --------  --------  ---------
                                                         (unaudited)
                                                       (in thousands)
Consolidated Statements of Operations Data:
Revenues:
 License revenues:
 Non-related parties....  $    224  $   255   $     42   $   334  $     34  $  2,002  $  2,612  $  2,811
 Related parties........        20       30         --       187     6,378        --        --        --
                          --------  -------   --------   -------  --------  --------  --------  --------
  Total license
   revenues.............       244      285         42       521     6,412     2,002     2,612     2,811
                          --------  -------   --------   -------  --------  --------  --------  --------
 Service revenues:
 Non-related parties....        62       94        147       755     1,220     1,653     1,563     2,705
 Related parties........        11        2         20       124        23        --        --        --
                          --------  -------   --------   -------  --------  --------  --------  --------
  Total service
   revenues.............        73       96        167       879     1,243     1,653     1,563     2,705
                          --------  -------   --------   -------  --------  --------  --------  --------
  Total revenue.........       317      381        209     1,400     7,655     3,656     4,175     5,516
                          --------  -------   --------   -------  --------  --------  --------  --------
 Cost of revenue:
 Cost of licenses-non-
  related parties.......        --        1         --         2        --        22        12        25
 Cost of licenses-
  related parties.......        --        0         --         1        26        --        --        --
                          --------  -------   --------   -------  --------  --------  --------  --------
  Total cost of license
   revenues.............        --        1         --         3        26        22        12        25
                          --------  -------   --------   -------  --------  --------  --------  --------
 Cost of service
  revenues-non-related
  parties...............        91      118        202       477       825       423       513       417
 Cost of service
  revenues-related
  parties...............        --        1          5        33         7        --        --        --
                          --------  -------   --------   -------  --------  --------  --------  --------
  Total cost of service
   revenues.............        91      119        207       510       832       423       513       417
                          --------  -------   --------   -------  --------  --------  --------  --------
  Total cost of
   revenues.............        91      121        207       513       858       445       525       442
                          --------  -------   --------   -------  --------  --------  --------  --------
  Gross profit..........       226      260          2       887     6,798     3,210     3,650     5,074
                          --------  -------   --------   -------  --------  --------  --------  --------
Operating expenses:
 Sales and marketing....     1,472    2,442      2,318     2,178     2,296     3,962     5,724     5,769
 Research and
  development, net......     1,152    1,463      1,691     1,878     1,574     1,412     1,880     2,064
 General and
  administrative........       783      368        487       634     1,215     1,215     1,107     1,425
 Purchased in-process
  research and
  development...........     3,557       --         --        --        --        --        --        --
 Amortization of
  deferred stock
  compensation..........        --       --        512       171     6,531     3,504     4,589     5,128
 Amortization of
  goodwill and
  intangibles...........     5,787    5,787      5,787     5,787     5,787     5,787     5,787     5,787
                          --------  -------   --------   -------  --------  --------  --------  --------
  Total operating
   expenses.............    12,751   10,060     10,795    10,648    17,403    15,781    19,087    20,173
                          --------  -------   --------   -------  --------  --------  --------  --------
Operating loss..........   (12,525)  (9,799)   (10,794)   (9,761)  (10,605)  (12,571)  (15,437)  (15,099)
Other income, net.......        62       27          7        17        63       116       168       140
                          --------  -------   --------   -------  --------  --------  --------  --------
Net loss................  $(12,463) $(9,772)  $(10,787)  $(9,744) $(10,542) $(12,455) $(15,269) $(14,959)
                          ========  =======   ========   =======  ========  ========  ========  ========

                                                     Three Months Ended
                          ---------------------------------------------------------------------------
                          Dec. 31,  Mar. 31,  Jun. 30,  Sept. 30, Dec. 31, Mar. 31, Jun. 30, Sep. 30,
                            1998      1999      1999      1999      1999     2000     2000     2000
                          --------  --------  --------  --------- -------- -------- -------- --------
                                                        (unaudited)
                                                       (in thousands)
As a Percentage of Total
 Revenues:
Revenues:
 License revenues:
 Non-related parties....       71 %      67 %      20 %     24 %       0 %     55 %     63 %     51%
 Related parties........        6         8         0       13        83       --       --       --
                           ------    ------    ------     ----      ----     ----     ----     ----
  Total license
   revenues.............       77        75        20       37        84       55       63       51
                           ------    ------    ------     ----      ----     ----     ----     ----
 Service revenues:
 Non-related parties....       20        25        70       54        16       45       37       49
 Related parties........        3         1        10        9         0       --       --       --
                           ------    ------    ------     ----      ----     ----     ----     ----
  Total service
   revenues.............       23        25        80       63        16       45       37       49
                           ------    ------    ------     ----      ----     ----     ----     ----
  Total revenue.........      100       100       100      100       100      100      100      100
                           ------    ------    ------     ----      ----     ----     ----     ----
 Cost of revenue:
 Cost of licenses - non-
  related parties.......        0         0         0        0         0        1       --       --
 Cost of licenses -
  related parties.......        0         0         0        0         0       --       --       --
                           ------    ------    ------     ----      ----     ----     ----     ----
  Total cost of license
   revenues.............        0         0         0        0         0        1       --       --
                           ------    ------    ------     ----      ----     ----     ----     ----
 Cost of service
  revenues - non-related
  parties...............       29        31        96       34        11       12       12        8
 Cost of service
  revenues - related
  parties...............        0         0         3        2         0       --       --       --
                           ------    ------    ------     ----      ----     ----     ----     ----
  Total cost of sevice
   revenues.............       29        31        99       36        11       12       12        8
                           ------    ------    ------     ----      ----     ----     ----     ----
  Total cost of
   revenues.............       29        32        99       37        11       12       13        8
                           ------    ------    ------     ----      ----     ----     ----     ----
Gross margin............       71        69        90       79        77       88       87       92
                           ------    ------    ------     ----      ----     ----     ----     ----
Operating expenses:
 Sales and marketing....      464       641     1,109      156        30      108      137      105
 Research and
  development, net......      363       384       809      134        21       39       45       37
 General and
  administrative........      247        97       233       45        16       31       27       26
 Purchased in-process
  research and
  development...........    1,122         0         0        0         0        0        0       --
 Amortization of
  deferred stock
  compensation..........       --         0       245       12        85       96      110       93
 Amortization of
  goodwill and
  intangibles...........    1,826     1,519     2,769      413        76      158      139      105
                           ------    ------    ------     ----      ----     ----     ----     ----
 Total operating
  expenses..............    4,022     2,640     5,165      761       227      432      457      356
                           ------    ------    ------     ----      ----     ----     ----     ----
Operating loss..........   (3,951)   (2,572)   (5,165)    (697)     (139)    (344)    (370)    (274)
Other income, net.......       20         7         3        1         1        3        4        3
                           ------    ------    ------     ----      ----     ----     ----     ----
Net loss................   (3,932)%  (2,565)%  (5,161)%   (696)%    (138)%   (341)%   (366)%   (271)%
                           ======    ======    ======     ====      ====     ====     ====     ====

   The trends discussed in the comparisons of operating results for the years ended December 31, 1997, 1998 and 1999 and nine months ended September 30, 1999 and 2000 also generally apply to our results of operations for our eight most recent quarters ended September 30, 2000, with the additional factors noted below. Our total revenues increased each quarter during this period, except from the first to the second quarter of 1999 and the fourth quarter of 1999 to the first quarter of 2000. The decrease from the first to the second quarter of 1999 was due to product licenses sold and delivered during the first, second and third quarters of 1999 being recognized upon formal product acceptance, which occurred in the fourth quarter of 1999. Recognition of this total amount in the fourth quarter of 1999 caused a significant increase in revenue as compared to the first quarter of 2000. Our total revenues increased 20% from the fourth quarter of 1998 to the first quarter of 1999, increased 568% from the second to the third quarters of 1999, increased 447% from the third to the fourth quarters of 1999, increased 14% from the first to the second quarters of 2000, and increased 32% from the second to the third quarters of 2000.

   License revenues decreased from $6.4 million in the last quarter of 1999 to $2.2 million in the first quarter of 2000 as a result of the significant amount of related party revenue which was finally recognized in the last quarter of 1999. Service revenues increased 426% from approximately $167,000 in the second quarter of 1999 to approximately $879,000 in the third quarter of 1999 as separate service contracts were performed in these subsequent quarters. Service revenues increased 73% or $1.1 million from the second quarter of 2000 to the third quarter of 2000 principally as a result of increased non-recurring engineering work performed for an ISV.

   Gross margin decreased from 90% in the second quarter of 1999 to 79% in the third quarter of 1999. This decrease was due to a decline in higher margin license revenue from the second quarter of 1999 to the third quarter of 1999, resulting in a greater proportion of our total revenues being derived from services in the third quarter. Gross margin increased from 77% in the fourth quarter of 1999 to 89% in the first quarter of 2000 as a result of providing our consulting and implementation services at a non-discounted rate to the customers.

   Sales and marketing expenses increased from $1.5 million in the fourth quarter of 1998 to $2.4 million in the first quarter of 1999 and to $2.3 million in the second quarter of 1999. The increased expenses in the first two quarters of 1999 were due to our increased participation in various trade shows and conferences. Sales and marketing expenses increased from $2.3 million in the fourth quarter of 1999 to $4.0 million in the first quarter of 2000 to $5.7 million in the second quarter of 2000. These increases are a result of launching a significant advertising campaign during 2000 in addition to our increased participation in numerous trade shows during the year. We expect sales and marketing expenses to fluctuate from quarter to quarter due to the timing of, and our participation in, trade shows, conferences and other marketing events.

   General and administrative expenses increased approximately $119,000 from the second quarter to the third quarter of 1999 and approximately $456,000 from the third quarter to the fourth quarter of 1999. These increases were due to increased salaries and benefits, recruitment, travel, and legal costs and information systems expenses.

   Amortization of goodwill and intangibles remained constant throughout the eight most recent quarters. We are amortizing goodwill and intangibles that we recorded as a result of Vanenburg's acquisition of us over a period of 36 months.

Liquidity and Capital Resources

   Prior to this offering, we financed our operations through private sales of common and preferred stock, with aggregate net proceeds of $43.2 million. As of September 30, 2000, we had $9.0 million in cash and cash equivalents and $8.5 million in working capital with no outstanding long-term debt.

   In October 1998, Vanenburg acquired our outstanding equity and vested stock options. At closing, the vested stock option holders were paid in full. The selling stockholders received one-third of the purchase price in cash and were issued notes for the balance consideration. The issuance of the notes was recorded as a "pass through" transaction in our financial statements. Accordingly, we issued notes due to selling stockholders totaling $41.0 million, and recorded a receivable due from Vanenburg for $41.0 million. In 1999, the total amount of the notes due to selling stockholders, including accrued interest, was paid in full and an equal amount was received from Vanenburg.

   Vanenburg has committed to provide financial support to us through June 2001, if necessary.

   Net cash used in operating activities was $1.5 million in 1997, $8.0 million in 1998, $9.0 million in 1999 and $10.4 million in the nine months ended September 30, 2000. Net cash used to fund operating activities in each of these periods reflects net losses, offset in part by deferred revenues. Our significant license transactions with software vendors have payment terms that exceed 12 months. Payment terms that exceed one year are not considered fixed and determinable and revenue is recognized as payments become due.

   Net cash used in investing activities was $9.6 million in 1997, $45.1 million in 1999 and approximately $531,000 in the nine months ended September 30, 2000. Net cash provided by investing activities was $8.0 million in 1998. Investing activities consist primarily of purchases and sales of investments, computer hardware and software, office furniture and equipment and leasehold improvements.

   Net cash generated from financing activities was $14.0 million in 1997, approximately $831,000 in 1998, $52.7 million in 1999 and $17.5 million in the nine months ended September 30, 2000. Net cash generated from financing activities consists of net proceeds from the issuance of convertible preferred and common stock. Cash provided by financing activities for the nine months ended September 30, 2000 includes $2.7 million received from short-term lending activities.

   We expect to experience a significant growth in our operating expenses for the forseeable future in order to execute our business plan. As a result, we anticipate that operating expenses and capital expenditures will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in other businesses, technologies or product lines. We believe that available cash and cash equivalents including the net proceeds from the initial public offering will be sufficient to meet our working capital and operating expense requirements for at least the next twelve months. Thereafter, we may require additional funds to support our working capital and operating expense requirements or for other purposes and may seek to raise these additional funds through public or private debt or equity financings. There can be no assurance that this additional financing will be available on reasonable terms, if at all, or that any financing will not be dilutive to our stockholders.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. SFAS No. 133 is effective for us in January 2001. We believe that the adoption of SFAS No. 133 will not have a material effect on our financial statements.

   In December 1999, the Securities and Exchange Commission issued SAB 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We believe our current revenue recognition practices comply with SAB 101.

   In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation--an interpretation of APB Opinion 25." Interpretation No. 44 is effective July 1, 2000. Interpretation No. 44 clarifies the application of APB Opinion 25 for certain matters, specifically (a) the definition of an employee for purposes of applying APB Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. We adopted Interpretation No. 44, which did not have a material impact on our financial position or results of operations.

Seasonality

   We have experienced, and may continue to experience, a seasonal reduction in our total revenues during the third quarter of each year, primarily due to European vacation schedules which typically result in reduced economic activity in Europe during this quarter. As a result, these sales may close in the fourth quarter, which would increase revenues for that quarter relative to both the preceding and subsequent quarters. While we anticipate that this trend will continue, we expect that the impact on our total revenues will diminish if revenues from European countries decline as a percentage of our total revenues.

Qualitative And Quantitative Disclosures About Market Risk

   We develop products in Israel and market our products in North America and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Because substantially all of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. In addition, as we expand our international operations, we may allow payment in foreign currencies and exposure to losses in foreign currency transactions may increase. Any steps we may take to limit this exposure may not be successful in avoiding exchange related losses, which could be material to our operating results. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we believe that there is no material risk exposure. Therefore, no quantitative tabular disclosures are presented.

Year 2000 Issues

   The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations for any company using such computer programs or hardware, including, among other things, a temporary inability to process research data, send invoices or engage in normal business activities. We completed an assessment of our information technology systems for year 2000 problems in September 1999. We did not replace any of our systems based on the results of our assessment. We experienced no problems with our systems since the beginning of 2000. To date, we have incurred expenses related to the year 2000 issue of less than $100,000, which were included in operating expenses. We plan to continue to monitor our system throughout the year to assess whether any problems develop. If any errors or defects become evident, we may incur costs to resolve them, however, we do not expect to make any material expenditures related to year 2000 compliance issues in the future.

                                    BUSINESS

Overview

   We are a leading provider of a software platform that integrates corporate data residing in a company's and its business partners' enterprise applications, databases, text documents, Web sites and other data sources, and allows end users to directly access, navigate and manipulate this data through a corporate portal, which serves as a common user interface for the company. Our eBusiness Integration Portal, or eBIP, software platform utilizes a patented technology, which we refer to as "HyperRelational." This technology combines the benefits of hypertext and relational data models. We have licensed our software directly or through resellers to over 150 companies, including Equilon (a joint venture of Royal Dutch Shell and Texaco), Herman Miller, Hewlett-Packard, KPN (Dutch Telecom), Nortel Networks, Phillips Group, Ricoh Canada and Rolls Royce Marine. Our technology is also embedded in and ships with the mySAP.com Workplace eBusiness application. To date, SAP has sold over one million end-user licenses of mySAP.com Workplace. Our Baan Data Navigator product, sold by Baan Company, has now been implemented by over 200 companies worldwide.

Industry Background

   Conducting business over the Internet, often referred to as eBusiness, is fundamentally changing the methods by which, and the speed at which, businesses and individuals communicate and conduct commerce. International Data Corporation estimates that the inter-company trade of goods and services over the Internet, or business-to-business e-commerce, will grow from $44 billion in 1998 to $1.5 trillion in 2003. To compete in this dynamic eBusiness environment, many companies are seeking to automate and accelerate business processes by promoting tight business integration both within the enterprise and among an extended enterprise of customers, suppliers and business partners. By doing so, companies seek to increase revenues, streamline complex business processes, lower costs and improve productivity. Companies want to rapidly and seamlessly effect these changes, without interrupting the normal course of business. In order to participate in this new economy, companies must deploy an eBusiness platform based upon the Internet. Companies that can improve access to their corporate information for their network of extended enterprise partners are able to establish and maintain closer business relationships, gain new efficiencies and create significant strategic advantages.

Existing Technology Infrastructure is Not Suitable for the New Market

   Over the past two decades, companies have implemented a wide range of software applications to automate or optimize many aspects of their business. Companies have invested heavily in enterprise resource planning and knowledge management applications, as well as electronic data interchange technologies. Based on data from International Data Corporation, in 1999 alone, approximately $153 billion was invested worldwide on tools, applications and systems infrastructure software. For example, software products from SAP and Baan Company, two leading independent software vendors, are being used by more than 20,000 businesses worldwide, representing more than 10 million end users. Nonetheless, most traditional enterprise applications cannot easily be adapted to exploit the capabilities of the Internet, which prevents them from creating a fully integrated network of business partners and customers. In addition, these applications can be complex, difficult to implement and use and do not provide easy access to relevant data. Further, companies generally have only a limited number of personnel trained to access and manipulate this data effectively. Moreover, because companies frequently use applications provided by multiple vendors, integration of these applications is frequently difficult. These limitations dramatically reduce the value companies derive from their investments in information technology.

   As a result of the limitations of traditional enterprise applications, companies have been required to make significant investments in enterprise application integration, or EAI, software to integrate a broad range of packaged and custom applications. These integration applications increase the efficiency of enterprise applications by enabling disparate enterprise applications to share data. Similarly, companies have begun to integrate their extended business-to-business enterprise networks to facilitate links between applications that exist in multiple companies. These applications, however, facilitate only back-end inter-application communication. They fail to provide the end user with an integrated view, or understanding, of the extended enterprise's network of information. Traditional EAI solutions also fail to fully capitalize on the benefits of the Internet and are often inflexible because they are pre-configured. As a result, they typically do not deliver the competitive advantage, speed of implementation and time-to-market benefits required in today's business environment.

   Internet-based enterprise information portals, commonly referred to as EIPs, which provide personalized access to limited types of information, have recently been introduced. However, much of the critical data that a Company's extended enterprise needs to access is "structured" data, meaning that it resides in packaged enterprise applications and databases, and is not easily accessible through EIPs. Because information access provided by EIPs is passive, end-user interaction with the information presented is limited primarily to clicking on predefined Web-based links, reducing the value of the portal and the information it presents. As a result, EIPs provide a limited solution to information access and fail to fully integrate enterprise applications across the extended enterprise.

Market Opportunity

   In order to exploit business opportunities that are provided by the Internet, companies must deploy an eBusiness platform that provides an up-to-date, integrated view into all information resources throughout the extended enterprise and enables a broad range of end users to directly access, navigate and manipulate this information. This platform must directly connect all existing data sources within and outside a company, significantly improve the accessibility to that information, and allow end users to act upon that information in real time. In addition, this platform must be easy to deploy throughout the extended enterprise and inherently flexible to adapt to continuing changes as new partnerships are formed, business combinations occur and existing relationships evolve. By integrating all data sources, companies leverage and extend the useful life of their existing information technology assets. Making the information easily available to all members of the extended enterprise through an intuitive and effective interface significantly increases the value of that information and the operational efficiency of the extended enterprise.

The TopTier Solution

   We are a leading provider of a software platform that integrates corporate data residing in a company's and its business partners' enterprise applications, databases, text documents, Web sites and other data sources. Our platform allows end users to directly access, navigate and manipulate this integrated data through a corporate portal, which serves as a common user interface for the company. Our TopTier eBusiness Integration Portal, or eBIP, software platform is designed to enable a company's extended enterprise of employees, customers, suppliers and business partners to directly interact with this integrated information through our portal. Our software is also integral to the operation of mySAP.com Workplace, sold by SAP AG, and Baan Data Navigator, sold by Baan Company.

   Our eBIP incorporates our patented "HyperRelational" technology. This technology de-constructs enterprise applications into individual "components" that represent individual business processes or elements with which end users are familiar such as "Customer," "Purchase Order" or "Supplier Inventory." These components are presented as icons on our portal. This technology then enables an end user to select a relevant piece of data, drag it from its location in one application, and drop the data onto another icon, thereby "relating" it to any other component or data. This action immediately presents correlated information from both integrated and unintegrated applications and information sources. We refer to this operation as "drag and relate." For example, an employee in a company's purchasing department could determine the status of an order by dragging the purchase request from the company's order-entry software and relating it to the company's shipping software or the website of a delivery vendor. The employee could then drag the confirmation of shipment to a supplier's ordering system and determine the availability of replenishment supplies. Our eBIP enables end users to drag and relate across these separate systems within a company's extended enterprise of customers, suppliers and business partners as if they were one seamless business network. As the number of data elements, data sources and participants within this network increases, so does the value of the network to all participants.

   We design our products with the following objectives:

   Integration. Our software integrates data that resides in enterprise applications, databases, text documents, Web sites and other data sources. We present this information on our portal, while the underlying data continues to reside in its original application. This allows the end user to access and interact directly with the actual data, not merely an extracted and aggregated subset of the data.

   Navigation. Our technology enables end users to navigate data using drag and relate hyperlinks to relevant information selected by the end user. This greatly increases the value of the information presented to end users.

   Ease-of-Use. Our solution is designed to dramatically expand the number of end users that can access and interact with corporate data by making that access and interaction easy and intuitive. We effectively mask the complexity of underlying enterprise applications in much the same way as a graphical user interface of a personal computer masks the complexity of its underlying operating system commands.

   Our solution is designed to provide the following benefits to customers:

   Increased Competitiveness and Responsiveness. Our software provides real-time access to critical business information from internal applications, databases, text documents and Web sites, promoting an end user's ability to promptly respond to new information. Rather than merely having access to static information, every end user can be notified of relevant events that originate in any application or data source, and can immediately act upon this information. We believe that this allows companies to compete more effectively by allowing them to react more swiftly to changing market conditions and business events, retain customers by being more responsive to their demands, and generate additional revenues while increasing operational efficiency and reducing transaction costs.

   Ability to Rapidly Create Collaborative Business Networks. Using our eBIP, a business' extended enterprise can rapidly become a large network that shares information. Shared access to information throughout the extended enterprise enables companies to achieve a high degree of collaboration. For example, a regional manager who receives an alert that a customer shipment is delayed due to a shortage of parts from one supplier can drag the name of the part onto a "Suppliers" icon on our portal and instantly access information about alternative suppliers and their inventory, coming directly from those suppliers' information systems.

   Promotion of Wide Scale Deployment. Due to the value created when members of a network interact, we believe that the overall value of the business network created by our platform increases with the addition of each new member, which, in turn, attracts additional members and promotes further deployment. In addition, we believe that a business benefits most when the largest number of employees participates in its eBusiness operations. Our software is designed to be easy to use and features an interface that is appropriate for end users with a broad range of technical competencies. Our portal allows full and customizable access to a company's internal and external data sources by its employees, customers, suppliers and business partners. This wide scale deployment is further facilitated because our software scales to accommodate the growth of our customers' extended enterprises and because only a browser is required on the desktop to operate our software.

   Increased Value of Existing Enterprise Applications. Our solution leverages the existing investments made in enterprise applications and increases their value by increasing accessibility to their data, integrating disparate applications and providing full view and update capability from an easy to use interface. In addition, because our HyperRelational technology allows data stored in disparate sources to be correlated, the value of

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

the underlying data to an end user is increased. Our solution significantly increases the return on existing and new enterprise technology investments by extending the functionality provided by these applications and making them easily accessible by collaborative business networks. Our software can be implemented over existing information technology infrastructure or sold as an embedded solution by independent software vendors. Our software is currently embedded and ships within eBusiness applications such as mySAP.com Workplace, sold by SAP AG, and Baan Data Navigator, sold by Baan Company.

   Rapid and Flexible Implementation. Our solution is designed to be rapidly implemented to integrate an enterprise's existing applications. Our software can be implemented in as little as a week, depending on the number of applications to be integrated and components to be created, allowing our customers to realize benefits quickly. In addition, our customers can implement our solution in stages by integrating or enabling one application at a time.

   Customers that have successfully adopted our solution include:

  . SAP AG: mySAP.com Workplace

   SAP AG, the leading enterprise software developer in the world, sought to create a complete enterprise information portal that would integrate SAP's software applications and other existing software, as well as Web sites. SAP licensed our HyperRelational technology and our eBusiness Integration Portal software products, and built its product mySAP.com Workplace using our HyperRelational technology. As a result, customers who buy mySAP.com Workplace will deploy a HyperRelational system that is compatible with other HyperRelational systems within the extended enterprise. We believe that SAP selected our technology to gain an advantage in becoming the preferred desktop for every employee in a corporation and to provide an open integration framework under mySAP.com Workplace. We believe that the functionality provided by our technology allows SAP to sell more products to its existing customers, and to enhance their presence to more desktops within those customers.

  . The Baan Company: Simplified Web-Based Integration and Information
    Analysis

   The Baan Company sought to differentiate itself by reducing the complexity associated with its suite of enterprise applications. The Baan Company licensed several of our products and our HyperRelational technology to extend and enhance their existing product offerings. We believe that our products were chosen by the Baan Company because of the unique capabilities of our products to simplify, integrate and navigate the various disconnected applications that the Baan Company markets. These products are sold primarily by us and Baan Company to their existing customers, which creates incremental sales opportunities for Baan Company. The Baan Data Navigator and the Baan OLAP Navigator are Baan-labeled products that are based on our products and technology. The Baan Workshop combines Baan's Dynamic Enterprise Modeler with our HyperRelation Navigation technology in one product.

  . Herman Miller: Real-Time Supply Chain Management Over The Internet

   Herman Miller, a premier office furniture manufacturer, sought to differentiate itself from its competitors by enabling its suppliers to perform self-service look-ups of information directly from its enterprise resource planning, or ERP, application via the Internet. Herman Miller's Baan ERP application had been significantly modified and had a proprietary interface to the data stored within the application. We believe that our solution was selected because of our ability to meet their needs due to our Internet integration and the tight integration with Baan ERP, and the proven scalability, security and ease of use of our products. Once deployed, it allowed Herman Miller's suppliers to track material requirements, receipt, quality and payment information and plan future shipments. Our solution provides Herman Miller's suppliers with a unified location for product procurement and inventory information from Herman Miller's various data sources, enabling its suppliers to proactively ship high volume, low stock items. This leads to reduction in Herman Miller's costs and improved predictability on its ability to timely deliver products to customers.

The TopTier Strategy

   Our objective is to become the leading provider of eBusiness integration and portal software products. Key elements of our strategy to achieve this objective include:

   Establish our HyperRelational Technology as an Industry Standard. We intend to establish our patented HyperRelational technology as the standard protocol for accessing and interacting with business and Internet-based structured and unstructured information. We intend to do this by accelerating the adoption of this technology through strategic relationships with leading systems integrators and by entering into technology licensing agreements with independent software vendors such as SAP and Baan Company. These relationships also provide us with credibility and access to a large number of referenceable customers. A cornerstone of this effort will be our commitment to de-constructing widely used packaged applications, e-marketplaces and Internet portals into components representing common business processes or elements. Once componentized, the underlying data in these sources can be directly accessed by any company that deploys our eBIP. In addition, we believe that a strong network effect will increase the value of that network and attract additional businesses, accelerating adoption of our products.

   Leverage Strategic Relationships with Independent Software Vendors. We intend to expand our direct sales force to support independent software vendors in geographic regions in which they have a strong presence. Independent software vendors, such as SAP and Baan Company, embed our technology in their eBusiness applications, mySAP.com and Baan Business Intelligence Suite. Together these companies have sold their products to more than 20,000 customers, representing well over 10 million end users. SAP and Baan Company offer restricted versions of our software that is embedded in their enterprise integration portal products that integrate only the data in their respective applications. We believe that when end users use these restricted versions, they will become familiar with our products. As a result, we believe this will increase awareness of the benefits of our products and accelerate adoption of our technology. We intend to leverage this channel to sell to the end users of these limited versions additional product functionality that will extend the HyperRelational capabilities to integrate other enterprise applications, databases, text documents and Web sites.

   Extend Strategic Relationships with Systems Integrators. We intend to extend our strong relationships with systems integrators by assisting them in the creation of a large, highly trained consulting workforce. To date, we have trained over 500 external professional consultants on our products, tools and methodologies and we anticipate that over 2000 external professional consultants will have been trained within the next 18 months. We believe that the relationships that systems integrators have with our prospects' senior management facilitate our access to strategic projects and can significantly reduce the length of our sales cycles. In addition, we believe the software deployment expertise and industry knowledge of systems integrators shortens the implementation time of our product. Systems integrators also help us to secure additional business and enable us to penetrate and leverage success within vertical markets. We intend to expand our direct sales force to match our systems integrators' presence in vertical markets and geographic locations, to assist them in identifying, creating and closing sales opportunities.

   Develop Market-Focused Solutions. We intend to develop packaged eBusiness solutions that are built on our eBusiness Integration Portal software products. These solutions will package pre-selected business components that are used widely in specific industries such as banking, telecommunications and manufacturing. For example, in the oil and gas industry, we have developed components that allow users to identify the best spot oil prices across multiple marketplaces on the Internet. We intend to leverage the vertical industry knowledge of our systems integration partners and combine it with our flexible eBusiness Integration Portal software products to rapidly build these industry-focused solutions. We believe that our customers and partners will derive significant time-to-market benefits by deploying these pre-packaged business solutions which they can use as a basis for their own implementations. This provides us with the ability to leverage successes in an industry segment to penetrate other customer accounts in that segment, while generating additional revenue opportunities.

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

   Extend Technology and Product Leadership. We intend to enhance our comprehensive software solutions that support an increasing number of data sources and enterprise applications. We also intend to drive adoption of our HyperRelational technology by ensuring that our products incorporate other emerging technologies and industry standards. We have been a pioneer in the creation of eBusiness integration and portal technologies and products and believe that we have created the most compelling methods to represent and interact with structured data on the Internet. We have done so by adopting technologies and emerging standards for information presentation and integration including XML, DOM, XSL, COM, OLE-DB and integrating with leading applications such as mySAP.com Workplace, Baan ERP, Microsoft Back Office and Lotus Notes, among others. We will continue to invest in research and development to increase the performance, functionality and ease of use of our software. We will also continue to analyze new technologies and integrate them into our products where appropriate.

Products

   Our TopTier eBusiness Integration Portal software products are designed to enable businesses to integrate enterprise applications throughout the extended enterprise and allow end users to access, navigate and manipulate this integrated information. Our products have been developed around our patented HyperRelational technology platform.

   TopTier eBusiness Integration Portal Client. Our eBIP Client is a personalized browser-based work environment. It presents end users with individually customized and integrated information elements, called iViews. Each iView contains one information element, which can come from any number of applications underlying the portal. End users can select multiple iViews, position them on the portal page and have that information presented and automatically updated. Deploying these portals across an extended enterprise presents a personalized and integrated view of the business to any end user.

   TopTier Web Navigator Client. Our TopTier Web Navigator Client enables the end user to pick any of the HyperRelational information presented in the iViews, and drag and drop it on any other component made available to the end user. Our Web Navigator Client performs this drag and relate operation by sending a request to the eBIP Server, which responds with the appropriate related data, and by presenting the results on the end user's browser. An end user may drag and relate this information or any other related information repeatedly until reaching a resolution.

   TopTier eBusiness Integration Portal Server. Our TopTier eBIP Server generates personalized portal pages for each end user throughout the extended enterprise. In addition, it enables navigation across multiple components representing different sources of information within and outside the enterprise. The eBIP Server runs alongside our HyperRelational server and processes all navigational requests across one or many applications. Our HyperRelational server is an "Integration Server" that correlates all the underlying enterprise data sources into a unified object model. These navigational requests are primarily received from the Web Navigator Client in response to end users' drag and relate operations.

   Unlike most other enterprise portals, our TopTier eBIP Server includes and leverages a robust set of repositories, storing object models, presentation components and end-user personalization requirements. The repositories enable our product to represent data and related meta-data combined as a HyperRelational link, and not merely as a hypertext link. As a result, information is presented in context and end users may seamlessly navigate from information presented on any portal page to any related information within the unified object model representing the business.

   TopTier eBusiness Integration Portal Deployment Environment. Our TopTier eBIP Deployment Environment is a development, testing and management environment used by software developers, systems integrators and system administrators. This environment is used to define object models, create related components, correlate and integrate models, create roles for end users and manage security and ongoing administration of the portal. The deployment environment uses familiar tools and works within the framework

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

of Microsoft Visual Studio, leveraging developers' familiarity with these tools. Our tools, which are highly intuitive, create open source components which can be edited with a variety of third-party tools. Most of the management tools are also integrated into Microsoft's Management Console and can be operated from within a Web browser, enabling remote system management.

   TopTier Portal Packs. Our TopTier Portal Packs provide functionality specific to a particular enterprise application, such as Baan ERP or SAP R/3. This permits each application's unique application programming interface, or API, to be accessed securely and reliably by our TopTier eBIP Server. The Portal Packs allow us to leverage knowledge of the application's internal meta-data structure to automate the object modeling and presentation layers. Our Portal Packs typically include update capabilities to the underlying data and are linked to high-level transaction and presentation information in contrast to the limited, read-only access to partial information offered by most other portals.

   TopTier Business Intelligence Client. Our TopTier Business Intelligence Client is a fully functional, HyperRelational analysis client that is used to access aggregated data served by a multi-dimensional Online Analytical Processing, or OLAP, server. Our Business Intelligence, or BI, Client enables the end user to analyze information and identify points of interest within the multi-dimensional data. Once those points are identified the end user has the ability to use this information in many ways, and may drag and relate the data element into any other component within the web navigator. This ability creates a unique OLAP to transactional closed-loop navigation within which end users can seamlessly navigate these two different information storage models using our eBusiness Integration Portal software.

Technology

HyperRelational Technology

   We have invented and patented aspects of an end-user directed navigation technology that integrates information systems through a browser, which we call HyperRelational technology. We believe that our HyperRelational technology is a novel evolution and conceptual integration of two of the strongest information representation models in enterprise computing: hypertext and relational. Our software products are built around our HyperRelational technology and use the protocol that represents it over the Internet, HyperRelational Navigation Protocol, or HRNP.

   At the core of HyperRelational technology and its related Internet protocol, is the concept of presenting context (meta-data) rich objects at the end user interface, or presentation layer, for the purpose of enabling end users to integrate and navigate information. This process of enriching presentation data using meta-data is similar to the way eXtensible Markup Language, or XML, enriches back-end data used for application and business to business integration. Unlike basic hypertext, our HyperRelational-enriched products present to the end user hyperlinks that point to descriptive meta-data instead of pointing to a predetermined linked page. The end user is then allowed to combine this meta-data with other relevant meta-data through a simple drag and relate operation. As a result, the end user controls the navigation within and across applications, unhindered by boundaries and predetermined paths through the information designed by the author of each application. Our technology bridges the gap between the text-centric Internet and the highly structured environment of enterprise applications. This gap has hindered the attempts by some other companies to integrate these sources of data.

   Implementations of this patented technology leverage the Internet's latest technologies and standards, from transport layer to presentation layer. Our software products make extensive use of XML, a relatively recent standard that defines a universal method for structuring data, and other technologies to bring the concept of meta-data rich objects to the end user. We intend to leverage our strategic relationships to accelerate market adoption of our HyperRelational technology and to create a de-facto industry standard.

   In addition, we have five U.S. patents and several foreign patents pending for a number of algorithms and technologies relating to the use, extension and derivatives of HyperRelational technology. Some of these

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

technologies are currently used in our products, and we intend to use the others in future releases of our products. We believe that these technologies provide us with a strong differentiation in this competitive market.

HyperRelational Compatibility Level

   We offer multiple HyperRelational compatibility levels to our strategic independent software vendors. Existing applications do not require extensive changes to become HyperRelational compatible. Our HyperRelational compatibility levels allow these vendors to enjoy increased value and functionality as developers increase the HyperRelational compatibility of their software. These vendors may advance to higher levels of compatibility depending on their needs, or as they make additional improvements to their software.

   Software vendors may choose from the following HyperRelational compatibility levels:

 Compatibility Level                         Description
 -------------------  ---------------------------------------------------------
 iView Enabled        Creates an iView that represents information from the
                      enterprise application, presented in its original format,
                      which can be included within the end user's portal page.

 Native iView         Adds HyperRelational capabilities to the base iView
                      through the use of XML and presents information according
                      to the end user's preferred look and feel.

 Component Enabled    Enables basic component integration, allowing end users
                      to represent and activate various parts of their
                      applications as components.

 Drag Out Enabled     Adds a representation of various data elements within
                      components as HyperRelational (meta-data-based) links,
                      enabling the end user to navigate from the component by a
                      drag and relate operation.

 Drag In Enabled      Adds the ability to drag into components by adding
                      functionality that modifies the request presented to the
                      component, based on the input element dropped on it.

 Automatic Generation Provides the highest level of compatibility by leveraging all meta-data information about a certain data source to automatically read and interpret an application metadata repository and generate the appropriate HyperRelational components, all without developer intervention.


Reusable Portal Components Architecture

   Our eBusiness Integration Portal software is built around a componentized model, in which large enterprise applications are de-constructed into reusable portal components. The components represent diverse business processes and elements with which end users are familiar such as "Customer," "Purchase Order," "Top Selling Items," "Sales Report" or "Supplier Inventory." The reusable nature of these components allows end users to combine their components to create personalized environments matching their shifting information needs. As such, components from various applications can be mixed seamlessly to create homogenous end user experience across these disparate systems whether running in one company or multiple enterprises. Our TopTier eBIP Deployment Environment includes graphical development tools that permit components to be reused and combined across multiple applications throughout the extended enterprise.

Security

   Our eBusiness Integration Portal software contains a comprehensive set of security features that is designed to allow enterprises distribute information using the Internet within the company and outside the enterprise firewalls with confidence. These features can provide security above and beyond current Web security capabilities, by leveraging the knowledge residing in our eBusiness Integration Portal repositories, regarding end users' role and object relevance. Our software supports multiple security standards which can be generic, such as LDAP3, SSL encryption, or application specific, such as SAP's end user authentication. The

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

security mechanism can authenticate end users, limit access to certain components, limit the information fields presented in those components and limit the instances presented to the end user only to relevant items. For example, when our portal identifies that an end user is a customer, it may only provide access to sales orders relevant to this customer. In addition, because all communications sent through our software can be sent using both HTTP and secured HTTP protocols, which pass through corporate firewalls, our customers' business partners are not required to modify their applications' security infrastructure.

Support for Large Numbers of End Users

   Our eBusiness Integration Portal software products include features that allow companies to readily manage deployments across a large number of end users throughout the extended enterprise. For example, role-based desktop setup enables the administrator to set a small number of end user personalized starter portals and automatically distribute those portals throughout the extended enterprise to thousands of end users. Similarly, distribution mechanisms allow administrators to propagate components and other updates using the Internet, eliminating lengthy implementation processes associated with upgrades. The same capabilities allow software vendors and systems integrators to package business components from past implementations and resell them to other companies, leveraging the investment made in those components to generate additional revenue.

   Our eBusiness Integration Portal software is designed to handle thousands of simultaneous requests and service a high volume of transactions in large enterprise implementations. Using a replicated and load-balanced multi-server and multi-threaded architecture, our highly scalable software is optimized for multi-processor systems and supports high-volume processing of requests. Our architecture allows enterprises to scale their environments by adding more computing resources as usage increases.

Strategic Relationships

   To increase our market leadership, we have formed strategic alliances with leading independent software vendors, who embed and integrate our software into their products and services, and resell our products. We believe that these relationships provide strong endorsement of our technology and introduce our products to their customer base. Our strategic relationships include the following:

   SAP AG. In September 1999, we entered into a license and distribution agreement with SAP AG. SAP uses our software as part of a solution that they market to their customers under the name mySAP.com Workplace. As the largest enterprise application vendor worldwide, with over 12,000 customers representing more than 10 million end users, SAP provides a very important endorsement of our software. mySAP.com Workplace includes a restricted version of our HyperRelational technology, under which SAP can use our HyperRelational technology to integrate with SAP and Web data sources only. This creates an opportunity for us, as well as for SAP and systems integrators, to sell to the SAP customer base the unrestricted TopTier Extension for mySAP.com, extending the use of our HyperRelational technology to other enterprise applications and data sources. We believe that, within the SAP customer base, the SAP application set is the cornerstone for any information platform, providing us with a clear advantage over other portals not embedded into SAP applications. SAP has sold over one million end-user licenses of mySap.com Workplace, which includes our HyperRelational technology.

   Under the license and distribution agreement, we granted to SAP a non-exclusive and perpetual right to embed our HyperRelational technology into SAP's software products. In addition, we granted to SAP a non-exclusive and perpetual right to distribute our HyperRelational technology as embedded in their software products and to resell licenses to our TopTier Extension for mySAP.com products. We are obligated to provide various development, support and maintenance services under the agreement and SAP is obligated to pay us license, maintenance and royalty fees. Upon expiration of the initial term of the agreement in December 2002, the agreement will automatically renew for one year periods unless terminated by us or SAP. In September 2000 the payment terms of the license and distribution agreement were amended to provide for quarterly payments.

   Baan Company. Baan Company uses our software products and HyperRelational technology to extend and enhance their existing product offerings. The Baan Data Navigator and the Baan OLAP Navigator are

Baan-labeled products that are based on our products and technology. The Baan Worktop combines Baan's Dynamic Enterprise Modeler with our HyperRelational navigation technology in one product. Our software products and technology have been shipping inside Baan Business Intelligence Suite for over 21 months. Further, our Baan Data Navigator product, sold by Baan Company, has now been implemented by over 200 companies worldwide, representing thousands of end users. Our relationship with Baan Company provides us with an endorsement of our software by a major independent software vendor and provides us with an opportunity to sell additional products to Baan Company's existing customer base.

   Prior to March 2000, we entered into various agreements with Baan Company under which Baan Company licensed and distributed our technology. In March 2000, we entered into a perpetual, original equipment manufacturer, or OEM, agreement and a reseller agreement with Baan Development B.V., an affiliate of Baan Company. These agreements supersede our prior agreements with Baan Company. Under the OEM agreement, we granted to Baan Development a non-exclusive, perpetual and worldwide right to embed our HyperRelational technology into Baan's software products. In addition, we granted to Baan Development a non-exclusive, perpetual and worldwide right to distribute our HyperRelational technology as embedded in their software products. We are obligated to provide various development, support and maintenance services under the agreement, and Baan Development is obligated to pay us license, maintenance and royalty fees. Under the reseller agreement, we granted to Baan Development a non-exclusive license to distribute Baan Data Navigator, Baan OLAP Navigator, Baan Data Navigator Development Environment, TopTier Web Navigator, TopTier Portal Pack, TopTier Development Environment and TopTier Business Integration Portal to end users. We are also obligated to provide various maintenance and support services. Under the agreement, each of us and Baan Development is obligated to pay royalties to the other depending on which party licenses the software to end users. Baan Development is also obligated to pay to us a portion of any maintenance and support fees that is collects. Upon expiration of the initial term of the agreement in March 2004, the reseller agreement will automatically renew for one year periods unless terminated by us or Baan Development.

Key Business Relationships

   We have established business relationships with a number of leading systems integrators, including Andersen Consulting, Deloitte Consulting, PricewaterhouseCoopers, Ernst & Young, KPMG, IBM Global Services and Computer Sciences Corporation. Many of these systems integrators have established relationships across a broad range of enterprise customers, and our relationships with these systems integrators often enable us to reach key decision-makers within these enterprises more quickly, reducing sales cycles. Working with systems integrators enables us to leverage our service organization and reduce implementation times. In addition, by leveraging these systems integrators' domain expertise, we can more effectively and rapidly build complete portal solutions that contain business content representing best business practices and recommended processes targeted at vertical markets.

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

Customers

   To date, we have licensed our software directly or through resellers to over 150 companies. In 1999, revenues from Baan Company, SAP and Computer Curriculum Corporation accounted for 71%, 16% and 5% of our total revenues. For the nine months ended September 30, 2000, revenues from Baan Company and SAP accounted for 18% and 46% of our total revenues. Our customers are predominantly Global 2000 companies and represent a broad spectrum of enterprises within diverse industry sectors, including independent software developers, technology and manufacturing. The following is a list of customers who have purchased at least $100,000 of licenses or related services:

     Altera                                       Hewlett-Packard
     American Can Company                         Huber & Sunher
     Baan Company                                 KPN Dutch Telecom
     Basic American Food                          Nortel Networks
     BICC                                         Overtoom
     Computer Curriculum Corporation              Philips Group
     EMS                                          Pretoria Cement Company
     Equilon (joint venture of Royal Dutch Shell  Ricoh, Canada
      and Texaco)                                 Rolls-Royce Marine
     ERCOT                                        SAP AG
     Flowserve                                    Valmet
     Griffiths Labs                               V&S Vin & Spirit
     Herman Miller

Sales & Marketing

   We sell our products through our direct sales force, which we augment by relationships with systems integrators. A large percentage of our sales are the direct result of leads generated by these relationships with systems integrators. In addition, we have established product resell agreements with independent software vendors that license our technology. The sales cycle for our software typically ranges from three to six months. As of September 30, 2000, our sales and marketing group consisted of 59 professionals located in our headquarters in San Jose, California, and our offices in New York, New York; Chicago, Illinois; Houston, Texas; Toronto, Canada; Utrecht, The Netherlands; Munich, Germany; Malmo, Sweden; and London, United Kingdom. We plan to expand our sales and marketing group through the recruitment of qualified individuals.

   Our sales strategy involves targeting entities that have large existing enterprise application deployments and have a critical need for an eBusiness portal, which are generally Global 2000 companies. Because we believe that our products can increase a company's return on assets, we direct our marketing efforts to officers and executives with responsibility for overall business profitability such as chief executive officers, chief financial officers and chief operating officers, as well as chief information officers. In addition, we frequently participate in trade shows, seminars and conferences. We intend to leverage the collaborative business network of our corporate customers who are exposed to our software through their daily interaction with our customers' portals. In addition, we conduct joint marketing and selling efforts such as conferences and joint sales calls with independent software vendors and system integrators to identify, create and close joint sales opportunities. In the past, we have conducted such joint efforts with SAP, Baan Company, and Deloitte Consulting.

   Our sales process requires that we work closely with prospective and existing customers to identify short-term technical needs and long-term goals. Our sales team, which includes both sales and technical professionals, then works with these entities to develop proposals to address these needs. In many cases, we collaborate with their senior executive team to develop mission-critical solutions. The level of customer analysis and financial commitment required for many of our product implementations has caused our sales cycle to range from three to six months.

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

   We focus our marketing efforts on educating systems integrators, software developers and prospective customers, generating new sales opportunities and creating awareness of our products and their value proposition. We conduct a variety of market education programs including market research, product and strategy updates with industry analysts, public relations activities, direct mail and relationship marketing programs, seminars, trade shows, speaking engagements, advertising and Web site marketing. In addition to marketing our products directly to prospective customers, we focus a directed effort on customers that have received HyperRelational-enabled products from SAP and Baan Company and that may require extensions to those products.

Services

   We offer comprehensive professional services that complement our products, including strategic planning, project management and systems integration, as well as consulting services and training relating to our software products. As of September 30, 2000, our professional services and customer care group consisted of 66 employees.

   A majority of our customers make use of our systems integrators professional services or our own professional services and customer support to help them design and develop a successful business solution. Our experienced consultants support our certified systems integrators or work directly with customers to design a solution based on our customers' existing applications and required functionality, to facilitate the successful implementation and ongoing maintenance of our solution. Our consultants have a diverse set of skills and experiences, combining both business and technical expertise to effectively meet our customers' requirements. To expand our professional services capabilities, we have established business relationships with several systems integrators, including Andersen Consulting, Computer Sciences Corporation, Deloitte Consulting, Ernst & Young, IBM Global Services, KPMG, PricewaterhouseCoopers, s e-technologies and Origin. To date, we have trained over 750 external consultants on our products, tools and methodologies, and we anticipate that over 2,000 will have been trained within the next 18 months. Services provided by either our professional services group or third-party systems integrators trained on our products, tools and methodologies include the following:

  . architecture and application design services;

  . application development;

  . installation services;

  . class-based or computer-based training, including "train the trainer" programs;

  . testing and implementation services and maintenance services; and

  . on-site and remote support and coaching.

   We charge for professional and customer care services on a time and materials basis and provide them through our professional services groups based in San Jose, California; Houston, Texas; London, United Kingdom; Munich, Germany; and Ra'anana, Israel. We plan to increase the number of our professional services consultants and add additional service locations throughout the United States and Europe.

   We offer our customers a choice of several levels of customer support that are designed to quickly and effectively resolve customer technical inquiries. Our most comprehensive option offers support 24 hours a day, seven days a week. In addition, our customers can access a portal that we maintain that provides information to our customers about the experiences of other companies using our software.

   Through our training department, we provide our customers with education and training. We regularly offer training courses for the software professionals responsible for implementing our software. These training courses provide practical instruction on a wide variety of topics. Standard courses are offered at our headquarters, and we also provide customized classes at our customers' locations. We also offer computer-based training equivalent to some of our courses which can be taken over the Internet.

Research and Development

   Since inception, we have made substantial investments in research and development. While we evaluate, license and incorporate externally developed technologies, substantially all of our investment in research and development has been made to develop new products internally. We expect to continue to develop substantially all of our technologies internally. We believe that we have demonstrated significant innovations in our new technology and products in the fields of portals and eBusiness integration, leveraging technologies such as XML, Dynamic Hypertext Markup Language (DHTML) and Microsoft COM+. The majority of our research and development activity consists of developing new versions of, and enhancements to, our products and HyperRelational technology to better serve the needs of our customers. We commercially released the initial version of our eBusiness Integration Portal software in late June 1998. We have added a number of enhancements in subsequent releases.

   As of September 30, 2000, we had 115 employees dedicated to research and development. Our development groups are divided around horizontal technologies initiatives and strategic partners' product development support. We have a large quality assurance group that manages a process designed to identify and prevent software defects throughout the development cycle. Our research and development expenditures in 1998 and 1999 were approximately $3.8 million and $6.6 million. Expenditures for the nine months ended September 30, 2000 were approximately $5.3 million.

   In addition, we have a dedicated advanced technology group, which works independently from our product development teams to research, develop and patent advanced architectures and new concepts in our field. This group also closely monitors emerging development and industry standards related to eBusiness, Internet, knowledge management, visualization technology and enterprise applications.

   In addition to our proprietary research, we actively participate in a number of major industry consortia sponsored by the Israeli Chief Scientist. These consortia provide us with government grants toward improving generic research in areas of knowledge management and Internet applications. As part of our participation in these consortia we build strong relationships with other vendors who are part of the consortia, and try to leverage their technologies to create better complete offerings with faster time-to-market metrics. In 1998 and 1999, we received approximately $419,000 and $617,000 in grants due to our participation in those projects. We also received approximately $714,000 in grants during the nine months ended September 30, 2000. We have an approved grant budget for 2000 of over $1.0 million, which we intend to fully use.

Competition

   Although we believe that our HyperRelational technology is a highly differentiated solution to integration and access of information within the end user layer, our eBusiness Integration Portal software products face competition from independent software vendors, systems integrators that produce their own solutions, enterprise application vendors that will attempt to enhance their solutions, and vendors of proprietary Web application server products who have announced portal capabilities within their future products. In addition, our customers and other companies with whom we have strategic relationships may become competitors in the future.

   We believe that the principal competitive factors affecting our market require superior technology for:

  .  componentized information access;

  .  end user integration of various data types;

  .  tight integration with leading enterprise applications; and

  .  highly flexible personalized portal framework.

   We believe that our ability to address all four of these requirements is an important differentiating factor. Most competitive products focus on either information integration or information access. Customers and competitors may attempt to enhance their products to provide truly integrated information access. We believe though that our fundamental technology differentiation, embodied in our HyperRelational patents, provides us with a significant advantage over these companies. We believe that our tight integration with more applications will provide another layer of differentiation that will be difficult for competitors to imitate.

   We believe that other principal competitive factors in our market include:

  . the breadth and depth of solutions;

  . product quality and performance;

  . ability of products to operate with multiple software applications;

  . ability to implement solutions;

  . customer service;

  . relationship with systems integrators;

  . establishment of a significant base of reference customers;

  . strength of core technology;

  . product price; and

  . patentable, differentiated technology.

   Although we believe that our solutions compete favorably with respect to these factors, our market is relatively new and is evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater resources.

Intellectual Property and Other Proprietary Rights

   Our success is dependent upon our ability to develop and protect our proprietary technology and intellectual property rights. We rely primarily on a combination of contractual provisions, confidentiality procedures, and trade secret, patent, copyright and trademark laws to accomplish these goals.

   We license eBusiness Integration Portal software products and HyperRelational technology pursuant to non-exclusive license agreements, which impose restrictions on customers' ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets, including but not limited to, requiring employees, customers and others with access to our proprietary information to execute confidentiality agreements with us. We severely restrict access to our source code, and seek to protect our software, documentation and other written materials under trade secret and copyright laws.

   As of September 30, 2000, we had one issued United States patent related to data navigation with a drag and relate interface over the Internet. We also had five United States patent applications pending, as well as foreign counterparts with respect to some of these applications. In addition, we currently hold trademark registrations in the United States for the trade names TopTier and HyperRelational. We also have pending applications for the registration of the TopTier name in the European Union, Japan and Australia. It is possible that the patents that we have applied for, if issued, or our potential future patents may be successfully challenged or that no patents will be issued from our patent applications. It is also possible that we may not develop proprietary products or technologies that may be patented, that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will seriously harm our ability to do business. It is also possible that our copyrights or trademarks could be challenged and invalidated. In addition, existing patent, copyright and trademark laws afford only limited protection. Effective protection of intellectual property rights may be unavailable or limited in certain countries, because the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Monitoring unauthorized use of our patents and trademarks is difficult and expensive, particularly given the global nature and reach of the Internet. Furthermore, it is possible that our competitors will adopt product or service names similar to ours, impeding our ability to protect our intellectual property and possibly leading to customer confusion. While we are not aware that our products, patents, trademarks, copyrights or other proprietary rights infringe the proprietary rights of third parties, any infringement claims, with or without merit, brought by such third parties could be time-consuming and expensive to defend.

   Despite our efforts to protect our proprietary rights, existing laws afford only limited protection. Attempts may be made to copy or reverse engineer aspects of our product or to obtain and use information that we regard as proprietary. Accordingly, there can be no assurance that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Use by others of our proprietary rights could materially harm our business. Furthermore, policing the unauthorized use of our product is difficult and expensive litigation may be necessary in the future to enforce our intellectual property rights.

   It is also possible that third parties will claim that we have infringed their intellectual property rights. We expect that eBusiness developers will increasingly be subject to infringement claims as the number of products in different industry segments overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, prevent product shipment, cause delays, or require us to enter into royalty or licensing agreements, any of which could harm our business. Patent litigation in particular has complex technical issues and inherent uncertainties. In the event an infringement claim against us was successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business would be harmed.

Employees

   As of September 30, 2000, we employed 259 full-time employees. These included 59 in sales and marketing, 66 in professional services and customer care, 115 in research and development and 19 in administration and finance. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time, we have employed, and will continue to employ, independent contractors and consultants to support research and development, marketing and sales, and business development. Our employees are not represented by a collective bargaining agreement and we have never experienced a strike or similar work stoppage. We consider our relations with our employees to be good.

Facilities

   Our principal administrative and sales and marketing facility is located in San Jose, California and currently consists of approximately 25,500 square feet of office space held under a lease that expires in June 2005. Our research and development facility is located in Ra'anana, Israel, and consists of 16,000 square feet of office space held under a five-year lease expiring in March 2003. We also maintain offices for sales and support personnel in New York, New York; Chicago, Illinois; Toronto, Canada; Houston, Texas; Utrecht, The Netherlands; Bonn, Germany; Malmo, Sweden; and London, United Kingdom.

Legal Proceedings

   We are not a party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors, and their ages and positions as of September 30, 2000, are set forth below. The board of directors has appointed Messrs. Kwatinetz and Leff to the board of directors, and Messrs. Kwatinetz and Leff have agreed to join, effective as of the first meeting of the board of directors following completion of the offering.

Name                     Age Position
----                     --- --------
Shai Agassi.............  32 Chairman of the Board, Chief Executive Officer and President

David Blumstein.........  55 Vice Chairman of the Board

John J. Burke...........  40 Executive Vice President, Sales and Marketing

Gregory S. Ayers........  39 Chief Financial Officer and Corporate Secretary

Gil Perez...............  32 Senior Vice President, Professional Services

Joseph Zarb.............  35 Senior Vice President, Marketing

Udi Ziv.................  34 Senior Vice President, Research and Development

Jan Baan................  54 Director

Andries Bottema.........  39 Director

Martin Lechner..........  31 Director

Michael Kwatinetz.......  54 Director designee

Robert S. Leff..........  53 Director designee

   Shai Agassi, a co-founder of TopTier, has been our Chairman of the Board since September 1996 and our Chief Executive Officer and President since October 1999. From September 1996 to October 1999, Mr. Agassi was our Chief Technical Officer. From 1994 to 1996, Mr. Agassi was Vice President, Business Development of TopTier Israel, which later became our subsidiary upon our incorporation in August 1996. Mr. Agassi received his B.A. in Computer Science from Israel Institute of Technology.

   David Blumstein has been our Vice Chairman of the Board since October 1999. From 1996 to October 1999, Mr. Blumstein was our President and Chief Executive Officer. Prior to joining TopTier, Mr. Blumstein was President and Chief Executive Officer of Softbank OnHand, Inc. (U.S.), from 1994 to 1996 and President and Chief Executive Officer of Alexander & Lord, Inc. from 1990 to 1994. He was President and Chief Operating Officer of Peter Norton Computing, from 1989 to 1990, and President and Chief Executive Officer of Ingram Distribution from 1987 to 1989. Prior to Ingram Distribution, Mr. Blumstein was a principal in Softsel Computer Products, a software distributor, where he spent seven years as Executive Vice President of Sales and Marketing. Mr. Blumstein received his B.A. from Brooklyn College, NY.

   Gregory S. Ayers has been our Chief Financial Officer since January 2000 and Corporate Secretary since March 2000. Mr. Ayers was Chief Financial Officer of Xanthon, Inc. from February 1999 to December 1999. From October 1997 to January 1999, he was Vice President, New Business Development of Occulogix Corporation. From April 1994 to August 1997, Mr. Ayers was Vice President, Chief Financial Officer and Treasurer of UroQuest Medical Corporation. Mr. Ayers also held various positions with KPMG Peat Marwick, including manager, from 1983 to 1991. Mr. Ayers received his B.S. in Accounting from Stetson University, and he is a certified public account.

   John J. Burke has been our Executive Vice President, Sales and Marketing since August 2000. From July 1999 to April 2000, Mr. Burke served as President of Quintus Corporation, a customer relationship management software company. From September 1990 to July 1999, Mr. Burke held a variety of senior management positions at SAP America, Inc., most recently as Executive Vice President of field operations. Mr. Burke also held various sales management positions at IBM Corporation from June 1981 to May 1985. Mr. Burke received his B.A. from Ohio University in 1981.

   Gil Perez has been our Senior Vice President, Professional Services since October 1999. From July 1996 to September 1999, Mr. Perez was Vice President Presales and Account Management. From April 1994 to July 1996, he was Software Developer and Project Manager of TopTier Israel. Mr. Perez received his B.S. in Computer Science from Tel Aviv University and served as a Captain in the Israel Defense Force from 1989 to 1993.

   Joseph J. Zarb has been our Senior Vice President, Marketing since August 1999. From August 1998 to August 1999, Mr. Zarb was Vice President, Corporate Marketing. From August 1997 to May 1998, he was Vice President, Major Accounts, and from May 1998 to August 1998, Mr. Zarb was Vice President, Business Development. From September 1989 to August 1997, he worked in a product marketing management position with IBM. Mr. Zarb received his B.S. in Computer Science from Marist College.

   Udi Ziv has been our Senior Vice President, Research and Development since November 1999. From May 1995 to November 1999, Mr. Ziv was Vice President, Research and Development. From July 1991 to May 1995, he was the Development Manager of TopTier Israel. Mr. Ziv received his B.S. in Computer Engineering from Israel Institute of Technology.

   Jan Baan has been a director since June 1997. From 1978 to 1998, Mr. Baan served as Chief Executive Officer and Chairman of the Board of Baan Company N.V., which he founded in 1978. Since June 1999, Mr. Baan has served as a member of the supervisory board of Vanenburg Group B.V., and has been Chairman and Chief Executive Officer since December 1999.

   Andries Bottema has been a director since December 1999. He is currently a partner in Vanenburg Group B.V. where he is responsible for strategy and positioning. From 1997 to 1998, Mr. Bottema was President of Vanenburg Institute and Research. From 1987 to 1997, he held several positions at senior and executive management level for consulting, product marketing and business development in Baan Company.

   Michael Kwatinetz is a founding managing partner of Azure Capital Partners VC Advisors, L.P., which he co-founded in April 2000. From July 1998 to April 2000, Mr. Kwatinetz served as the Global Head of Credit Suisse First Boston Equity Technology Research Group and the senior software and hardware analyst. He has worked as an enterprise software design consultant, and, from 1979 to 1990, he was President of Woodbury Computer Associates. Mr. Kwatinetz is a member of the Financial Accounting Standards Board (FASB) advisory committee. He received his M.A. and Ph.D degrees in Mathematical Modeling from the University of California Berkeley and his M.B.A. in Accounting from New York University.

   Martin Lechner has been a director since October 1999. He is a director of IQ Capital AG. From April 1998 to December 1999, Mr. Lechner served as Chief Executive Officer of IQ Capital AG, which he co-founded in April 1998. From November 1996 to March 1998, Mr. Lechner served as a Proprietary Trader for Dresdner Kleinwort Benson. Mr. Lechner received his Dipl. Kaufmann from University of Passau (Germany).

   Robert S. Leff is Chairman of the Board and Chief Executive Officer of Hiho Technologies, Inc., an application service provider helping employees better manage their workplace, where he has served since March 1999. From October 1980 to March 1985, Mr. Leff was a founder and President of Merisel (formerly Softsel Computer Products), a distributor of computer hardware, networking equipment and software products. Mr. Leff served as Co-Chairman of Softsel from March 1985 to December 1994. Mr. Leff received his B.S. degree in Business Administration and his M.S. in Computer Science from the University of Albany.

   The board of directors elects executive officers on an annual basis. Executive officers serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Board Composition

   Following the offering, our board of directors will consist of seven directors divided into three classes with each class serving for a term of three years as follows:

  . Class I directors will include Messrs. Kwatinetz, Lechner and Leff, and their terms will expire at the first annual meeting of stockholders following this offering;

  . Class II directors will include Messrs. Agassi and Blumstein, and their terms will expire at the second annual meeting of stockholders following this offering; and

  . Class III directors will include Messrs. Baan and Bottema, and their terms will expire at the third annual meeting of stockholders following this offering.

   Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

Board Committees

   Our board of directors currently has two standing committees, an audit committee and a compensation committee.

   Audit Committee. The board established an audit committee in March 2000, which, upon completion of this offering, will consist of Messrs. Bottema, Kwatinetz and Lechner. The audit committee has the following responsibilities:

  . to make such examinations as are necessary to monitor our corporate financial reporting and the internal and external audits;

  . to provide to the board the results of its examinations and recommendations;

  . to outline to the board improvements made, or to be made, in internal accounting controls;

  . to nominate independent auditors; and

  . to provide such additional information and materials as it may deem necessary to make the board aware of significant financial matters.

   Compensation Committee. The board established a compensation committee in March 2000, which currently consists of Messrs. Baan and Lechner. The compensation committee has the following responsibilities:

  . to review our executive compensation policy;

  . to administer our stock purchase and stock option plans; and

  . to make recommendations to the board regarding such matters.

Director Compensation

   Our directors currently do not receive any cash compensation for their services as members of the board of directors or any committees, but directors are reimbursed for reasonable expenses incurred in connection with attendance of board or committee meetings. In addition, our non-employee directors are eligible to participate in our 1996 Stock Option Plan and 2000 Stock Plan, and, on the date of the offering and each year thereafter, will automatically be granted an option to purchase shares of common stock. For details of directors' participation in these plans, see "Stock Plans."

Compensation Committee Interlocks and Insider Participation

   Prior to March 2000, all compensation decisions were made by the board of directors. In March 2000, the board established the compensation committee consisting of Messrs. Baan and Lechner. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. For a discussion of transactions that the compensation committee members or their affiliates have entered into with us, please see "Related Party Transactions."

Executive Compensation

   The following table presents compensation information received by each person serving as our chief executive officer and our other most highly compensated executive officers in 1999.

                           Summary Compensation Table

                                                       Long-Term
                                            Annual    Compensation
                                         Compensation    Awards
                                         ------------ ------------
                                                       Securities
                                                       Underlying   All Other
Name and Principal Position                 Salary      Options    Compensation
---------------------------              ------------ ------------ ------------
Shai Agassi.............................   $144,000     666,666            --
 President, Chief Executive Officer and
 Chairman of the Board

David Blumstein.........................   $144,000     350,000            --
 Vice Chairman of the Board and Former
 Chief Executive Officer

Gil Perez...............................   $129,385     150,000      $149,096
 Senior Vice President, Professional
  Services

Joseph Zarb.............................   $125,539      50,000      $ 47,479
 Senior Vice President, Marketing

Udi Ziv.................................   $120,000     250,000      $329,000
 Senior Vice President, Research and
  Development

   The amounts listed under "All Other Compensation" represent distributions that were made in connection with Vanenburg's acquisition of us, which closed in October 1998. The distributions were conditioned upon the continued employment of each individual 12 months after the closing of the acquisition.

Options Granted in 1999

   The following table sets forth information concerning stock options granted in 1999 to the executive officers included in the summary compensation table.

                                      Individual Grants
                         --------------------------------------------
                                                                       Potential Realized Value at
                         Number of   Percent of                          Assumed Annual Rates of
                         Securities Total Options Exercise            Stock Price Appreciation for
                         Underlying  Granted to    Price                      Options Term
                          Options   Employees in    Per    Expiration -----------------------------
Name                      Granted    Fiscal Year   Share      Date          5%            10%
----                     ---------- ------------- -------- ---------- -------------- --------------
Shai Agassi.............  666,666       17.76%     $0.95    10/04/09  $   11,311,883 $   18,387,427
David Blumstein.........  350,000        9.33       0.95    10/04/09       5,938,745      9,653,409
Gil Perez...............  150,000        4.00       0.95    10/04/09       2,545,177      4,137,176
Joseph Zarb.............   50,000        1.33       0.95    10/04/09         848,393      1,379,059
Udi Ziv.................  250,000        6.66       0.95    10/04/09       4,241,961      6,895,292

   The options in this table are incentive stock options, to the extent permissable, and non-statutory options granted under our 1996 Stock Option Plan and have exercise prices equal to the fair market value of our common stock on the date of grant as determined by our board of directors at that time. These options have ten-year terms and vest over a period of four years as follows:

  . 25% of the shares subject to the option vested on October 5, 1999; and

  .  1/48th of the shares subject to the option vest each month thereafter.

   In February 2000, we granted Mr. Shai Agassi an option to purchase 1,368,334 shares of our common stock with an exercise price of $3.50, the fair market value of our common stock on the date of grant as determined by our board. This option vests over a 32-month period, with approximately 42,761 options vesting each month.

   Under the rules of the SEC, the amounts in the last two columns represent the hypothetical gain or option spread that would exist for the options in this table if the assumed initial public offering price of our common stock appreciates at assumed annual rates of 5% or 10% over the ten-year terms of such options. Annual compounding results in total appreciation of 63%, assuming 5% appreciation per year, and 159%, assuming 10% appreciation per year. If the price of our common stock were to increase at such rates from the assumed initial public offering price of $11 per share over the next 10 years, the resulting stock price at 5% would be $18 per share and at 10% would be $29 per share. The 5% and 10% assumed annual rates of appreciation are specified in SEC rules and do not represent our estimate or projection of future stock price growth. We do not necessarily agree that this method can properly determine the value of an option.

1999 Year-End Option Values

   The following table sets forth information, as to the executive officers included in the summary compensation table, concerning the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1999. Also reported is the aggregate dollar value realized upon exercise of these options based on the assumed initial public offering price of $11 per share and values for in-the-money options that represent the positive spread between the respective exercise prices of these options and the assumed initial public offering price of $11 per share.

                                                    Number of Securities               Value of Unexercised
                                                   Underlying Unexercised             In-the-Money Options at
                           Shares               Options at December 31, 1999             December 31, 1999
                          Acquired     Value    ----------------------------------   -------------------------
Name                     on Exercise  Realized   Exercisable        Unexercisable    Exercisable Unexercisable
----                     ----------- ----------  -----------        -------------    ----------- -------------
Shai Agassi.............       --    $      --             666,666               --  $6,699,994      $ --
David Blumstein.........   350,000    3,517,500                --                --         --         --
Gil Perez...............       --            --            173,750               --   1,767,484        --
Joseph Zarb.............   119,061    1,247,909                --                --         --         --
Udi Ziv.................       --           --             250,000               --   2,512,500        --

   Under our early exercise program our employees have the ability to purchase shares of common stock underlying their unvested options, subject to our repurchase right.

Employment and Severance Agreements

   Messrs. Agassi, Blumstein and Ziv each entered into a one-year employment agreement with us in October 1998, which was subsequently extended for an additional one-year period in October 1999. Each of these agreements provides for annual salary and participation in our benefit plans. The agreements also provide that if the party to the agreement is terminated without cause or voluntarily terminates his employment with us for good reason, then he is entitled to continue to receive his salary for the longer of six months or the remainder of the agreement's term. In addition, our right to repurchase any unvested shares of common stock purchased by the executive officer lapses in the event we are acquired or there is a change in control.

Stock Plans

2000 Stock Plan

   Our board of directors adopted the 2000 Stock Plan in March 2000, and the plan will be submitted to our stockholders for their approval prior to the completion of this offering. The purpose of the 2000 Plan is to provide us with the means to retain and attract employees, directors and consultants who are essential to our future growth and success by providing these individuals with an opportunity to acquire shares of our common stock. Our 2000 Plan provides for the grant of nonstatutory stock options to our employees, directors and consultants, and to the employees, directors and consultants of our subsidiary corporations, and for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and employees of our subsidiaries.

   Number of Shares of Common Stock Available under the 2000 Plan. A total of 2,500,000 shares of common stock have initially been authorized for issuance under the 2000 Plan. In addition, the following shares will again be available for grant and issuance under the 2000 Plan:

  . shares that are subject to issuance upon exercise of an option granted under the 2000 Plan that cease to be subject to that option for any reason other than exercise of the option;

  . shares that have been issued in connection with the exercise of an option granted under the 2000 Plan that are subsequently forfeited or repurchased by us at the original purchase price; and

  . shares that are subject to an award granted under a restricted stock purchase agreement under the 2000 Plan that are subsequently forfeited or repurchased by us at the original issue price.

   Moreover, on the first day of each fiscal year during the term of the 2000 Plan, beginning with our fiscal year 2001, the number of shares available for issuance under our 2000 Plan will increase by an amount of shares equal to the lesser of 5% of the outstanding shares of our common stock on the last day of our immediately preceding fiscal year, 2,500,000 shares, or a lesser amount as our board may determine.

   Administration of the Incentive Plan. Our board of directors or a committee of our board administers the 2000 Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee must consist of two or more "outside directors." The administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the options and the form of consideration payable upon exercise.

   Options. The administrator determines the exercise price of options granted under the 2000 Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator is free to determine the term of all other options.

   No person may be granted an option to purchase more than 1,000,000 shares in any fiscal year; provided that, in connection with his or her initial service, an optionee may be granted options to purchase up to an additional 750,000 shares.

   After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in his or her option agreement to the extent the option is vested on the date of termination. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

   Automatic Grants to Nonemployee Directors. The 2000 Plan provides for the periodic automatic grant of options to our non-employee directors who do not beneficially own 5% or more of our outstanding voting securities. Each option granted under this automatic grant provision will have an exercise price per share equal to 100% of the fair market value per share of our common stock on the date of grant, and will have a term of 10 years, unless terminated earlier upon the optionee's termination of service as a director. The following two types of options will automatically be granted to non-employee directors under the 2000 Plan:

  . Initial Grant. An eligible non-employee director who does not beneficially own 5% or more of our outstanding voting securities will automatically be granted an option to purchase 40,000 shares of common stock on the later of the date of this offering and the date the individual first becomes a non-employee director, whether by appointment by our board or election by our stockholders. An employee director who ceases to be an employee will not be eligible to receive this initial grant. Each initial grant will become vested and exercisable in four successive equal annual installments, measured from the option grant date.

  . Annual Grants. Each eligible non-employee director who does not beneficially own 5% or more of our outstanding voting securities will automatically be granted an option to purchase 10,000 shares of our common stock on each anniversary of the date the director first became an eligible non-employee director. Each annual grant will become vested and exercisable on the first anniversary of the option grant date.

The other terms and conditions of the options automatically granted to non-employee directors are generally the same as those for other options granted under the 2000 Plan.

   Transferability of Options. The 2000 Plan generally does not allow for the transfer of options, and only the optionee may exercise an option during his or her lifetime. The administrator may, however, allow options to be transferable.

   Adjustments upon Merger or Asset Sale. The 2000 Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each option. If the outstanding options are not assumed or substituted, the administrator will provide notice to each optionee that he or she has the right to exercise the option as to all of the shares subject to the option, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option will then terminate upon the expiration of this 15-day period.

   Amendment and Termination of the 2000 Plan. The 2000 Plan will automatically terminate in 2010, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2000 Plan, provided that such change may not adversely affect any option previously granted under the 2000 Plan.

2000 Employee Stock Purchase Plan

   Our board of directors adopted the 2000 Employee Stock Purchase Plan in March 2000, and the plan will be submitted to our stockholders for their approval prior to completion of this offering. Our Purchase Plan provides eligible employees the opportunity to purchase shares of our common stock at a discount through payroll deductions.

   Number of Shares of Common Stock Available under the Purchase Plan. A total of 500,000 shares of common stock have initially been authorized for issuance under the Purchase Plan. In addition, the number of shares authorized for issuance under the Purchase Plan will increase automatically on the first day of each fiscal year, beginning with our fiscal year 2001, equal to the lesser of 1% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year, 500,000 shares, or a lesser amount as our board of directors may determine.

   Administration of the Purchase Plan. Our board of directors or a committee of our board administers the Purchase Plan. The administrator has full and exclusive authority to interpret the terms of the Purchase Plan and determine eligibility.

   Eligibility to Participate. Our employees are eligible to participate in the Purchase Plan if they are customarily employed by us or a participating subsidiary for at least 20 hours per week and more than five months in any calendar year. Nonetheless, an employee may not participate in the Purchase Plan if:

  . he or she owns stock possessing 5% or more of the total voting power or value of all classes of our capital stock; or

  . his or her rights to purchase stock under all employee stock purchase plans accrue at a rate that exceeds $25,000 worth of stock in any calendar year.

   Offering Periods and Contributions. The Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and contains consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year or on such other date as our board of directors shall determine. However, the first such offering period will commence on the first trading day on or after the date of this offering and will end on the last trading day on or after August 1, 2002.

   Our Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant's base straight time gross earnings, commissions and bonuses. A participant may purchase a maximum of 2,000 shares during any six month purchase period.

   Purchase of Shares. Amounts deducted from a participant's eligible compensation and accumulated during a six month offering period are used to purchase shares of our common stock at the end of the six month offering period. The price is 85% of the lower of the fair market value of our common stock at the beginning or end of the offering period. Participants may end their participation at any time during an offering period and will be refunded their payroll deductions to date. Participation ends automatically upon termination of employment with us.

   Transferability of Rights. A participant may not transfer rights granted under the Purchase Plan other than by will, by the laws of descent and distribution or as otherwise provided under the Purchase Plan.

   Adjustments upon Merger or Asset Sale. In the event of our merger with or into another corporation or a sale of all or substantially all of our assets, a successor corporation may assume or substitute for all outstanding participation rights under the Purchase Plan. If the successor corporation refuses to assume or substitute for these rights, the offering period then in progress will be shortened, and a new exercise date will be set.

   Amendment and Termination of the Purchase Plan. The Purchase Plan will terminate in 2010. Nonetheless, our board of directors has the authority to amend or terminate the Purchase Plan, except that, subject to certain exceptions described in the Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under the Purchase Plan.

 1996 Stock Option Plan

   Our board of directors and stockholders adopted our 1996 Stock Option Plan in October 1996. A total of 10,372,936 shares of common stock have been authorized for issuance under the 1996 Plan. As of September 30, 2000, options to acquire a total of 4,788,293 shares of our common stock were issued and outstanding, and a total of 3,852,294 shares of our common stock had been issued upon the exercise of options granted under the 1996 Plan. In addition, 1,097,223 shares were purchased and cancelled by Vanenburg in October 1998 upon its acquisition of us. Our board of directors has decided not to grant any additional options under the 1996 Plan as of the effective date of this offering. However, the 1996 Plan will continue to govern the terms and conditions of outstanding options already granted under the 1996 Plan.

   Our board of directors or a committee of our board administers the 1996 Plan. The administrator of the 1996 Plan has the authority to determine the terms and conditions of the options granted under the 1996 Plan.

   Our 1996 Plan provides for the grant of nonstatutory stock options to our employees, directors and consultants or employees, directors and consultants of our parent or subsidiary corporations, and for the grant to our employees or employees of our parent or subsidiary corporations of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code. The exercise price of options granted under our 1996 Plan may not be less than 85% of the fair market value of our common stock on the date of grant and the term of an option may not exceed 10 years. An outstanding option may terminate prior to the end of its 10 year term if the optionee ceases to be a service provider.

   Our 1996 Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each option. If the outstanding options are not assumed or substituted, the options will terminate. However, the administrator of the 1996 Plan has the discretionary authority to provide that each option that is not assumed or substituted in a merger or asset sale will accelerate and become fully exercisable prior to termination.

Limitations of Liability and Indemnification Matters

   As permitted by Delaware law, our certificate of incorporation eliminates the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except for liability for any of the following:

  . any breach of a director's duty of loyalty to us or our stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which a director derives an improper personal benefit.

Our certificate of incorporation also provides that if Delaware law is in the future amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors will be limited or eliminated to the fullest extent permitted by the amended Delaware law.

   As permitted by Delaware law, our bylaws provide for the following:

  . we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law;

  . we may indemnify our other officers, employees and agents to the fullest extent permitted by Delaware law; and

  . we must advance all expenses, as incurred, of our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions.

We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of an indemnified party.

   We have entered into separate indemnification agreements with each of our directors and executive officers. These agreements provide for the following:

  . we must indemnify the director or officer against expenses (including attorney's fees), judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer (other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest); and

  . we must advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which he or she may be entitled to indemnification by us.

   We believe that our certificate of incorporation, the above bylaw provisions and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Following completion of this offering, we will also maintain directors' and officers' liability insurance.

   These limitation of liability and indemnification provisions may discourage stockholders from bringing a lawsuit against the directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as a result of these indemnification provisions.

   We are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be sought, required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

                           RELATED PARTY TRANSACTIONS

Acquisition of Quicksoft Development (1992) Ltd.

   In September 1996, we exchanged all of the outstanding shares of Quicksoft Development (1992) Ltd., an Israel-based research and development company owned primarily by Shai Agassi, our Chief Executive Officer, and Mr. Agassi's family, for 6,375,000 shares of our common stock. Of the shares that were issued in this transaction, Mr. Agassi and Quicksoft Limited (a holding company affiliated with Mr. Agassi) each received 3,187,500 shares of common stock. After the acquisition, Quicksoft Development (1992) Ltd. changed its name to Top Tier Israel, Ltd.

   Of the 1,000 common shares of Top Tier Israel now outstanding, we own 999 shares and Mr. Agassi owns one share in order to satisfy Israel corporate law requirements that a company have at least two shareholders.

Sale of Common Stock

   In September 1996, we sold 689,874 shares of our common stock to David Blumstein, Vice Chairman of the Board, at a price of $0.0067 per share.

Preferred Stock Financings and Acquisition by Vanenburg

   From September 1996 through November 1996, we sold an aggregate of 1,491,376 shares of our Series A preferred stock at a price of $0.53 per share. David Blumstein purchased 366,376 shares for an aggregate purchase price of $195,401. From June through November 1997, we sold an aggregate of 6,709,264 shares of our Series B preferred stock to Vanenburg Capital Management I at a price of $2.09 per share.

   On October 6, 1998, we entered into an Agreement and Plan of Reorganization with Vanenburg, whereby Vanenburg acquired substantially all of our outstanding capital stock. Two of our directors, Jan Baan and Andries Bottema, are affiliates of Vanenburg. Under the terms of that agreement, (1) we merged with a wholly-owned subsidiary of Vanenburg, with Top Tier Software, Inc. as the surviving corporation; (2) each outstanding share of our common stock and Series A preferred stock and each vested option to purchase common stock was converted into the right to receive cash and promissory notes in the aggregate amount of approximately $6.28 per share; (3) each unvested option to purchase common stock was converted into a similar option to purchase the common stock of the surviving corporation with the same rights and vesting period as the original option; (4) each outstanding share of Series B preferred stock was converted into one share of Series B preferred stock of the surviving corporation; and (5) we issued to Vanenburg 10,500,000 shares of Series C preferred stock. The promissory notes, which were guaranteed by Vanenburg, included promissory notes that we issued to the following executive officers in the following amounts:

     Executive Officer                                 Aggregate Amount of Notes
     -----------------                                 -------------------------
     Shai Agassi......................................        $13,340,441
     David Blumstein..................................        $ 5,676,229
     Gil Perez........................................        $   392,366

We repaid all of these promissory notes in full in April and October 1999.

   Of the aggregate amount that Vanenburg paid in cash and promissory notes, Vanenburg withheld an aggregate amount of approximately $2.9 million, and placed this amount in an employee pool. We distributed the entire pool to those individuals, other than Shai Agassi and David Blumstein, who were still employed by us on the first anniversary date of the Vanenburg transaction.

   In addition, on October 6, 1998, we sold 763,740 shares of Series A preferred stock at a price of $4.143 per share to Shai Agassi, David Blumstein and Quicksoft Limited. The Series A preferred stock was issued in three equal installments of 254,580 shares on or about the following dates: October 6, 1998, April 6, 1999 and October 6, 1999.

   On October 27, 1999, we sold an aggregate of 2,008,032 shares of our Series D preferred stock at a price of $4.98 per share.

   On June 29, 2000 and July 11, 2000, we sold an aggregate of 2,155,298 shares of our Series E preferred stock at a price of $8.3515 per share.

   The following table summarizes the shares of capital stock purchased by executive officers, directors and 5% or more stockholders and their affiliates in these transactions:

                             Series A        Series B        Series C        Series D        Series E
Stockholder               Preferred Stock Preferred Stock Preferred Stock Preferred Stock Preferred Stock
-----------               --------------- --------------- --------------- --------------- ---------------
Vanenburg Capital
 Management I...........          --         6,709,264      10,500,000             --             --
Entities affiliated with
 Ferman AG..............          --               --              --        1,708,032            --
Azure Capital Partners..          --               --              --              --         957,911
Shai Agassi.............      318,747              --              --              --             --
Quicksoft Limited.......      318,747              --              --              --             --
David Blumstein.........      126,246              --              --              --             --

   Jan Baan and Andries Bottema, two of our directors, are affiliated with the Vanenburg Capital Management I. Martin Lechner, one of our directors, is affiliated with Ferman AG. Michael Kwatinetz, one of our director designees, is affiliated with Azure Capital Partners. Shai Agassi is affiliated with Quicksoft Limited.

Agreements with Baan

   In August 1998, we entered into a memorandum of understanding with Baan Company. Under this memorandum of understanding, we agreed to license to Baan Company various products that incorporate our HyperRelational navigation technology, which products Baan Company distributes to its customers. Baan Company is obligated to pay us various fees in connection with the sale, development and maintenance of the distributed products. Both parties agree to split all maintenance and upgrade fees from the customers who purchase these products. This agreement has since been superseded.

   In March 2000, we entered into a perpetual, original equipment manufacturer, or OEM, agreement and a reseller agreement with Baan Development B.V., an affiliate of Baan Company. These agreements supersede our prior agreements with Baan Company. Under the OEM agreement, we granted to Baan Development a non-exclusive, perpetual and worldwide right to embed our HyperRelational technology into Baan's software products. In addition, we granted to Baan Development a non-exclusive, perpetual and worldwide right to distribute our HyperRelational technology as embedded in their software products. We are obligated to provide various development, support and maintenance services under the agreement, and Baan Development is obligated to pay us license, maintenance and royalty fees. This agreement is perpetual. Under the reseller agreement, we granted to Baan Development a non-exclusive and worldwide license to distribute Baan Data Navigator, Baan OLAP Navigator, Baan Data Navigator Development Environment, TopTier Web Navigator, TopTier Portal Pack, TopTier Development Environment and TopTier Business Integration Portal to end users. Under the agreement, each of us and Baan Development is obligated to pay royalties to the other depending on which party licenses the software to end users. Baan Development is also obligated to pay to us a portion of any maintenance and support fees that it collects. Upon expiration of the initial term of the agreement in March 2004, the reseller agreement will automatically renew for one year periods unless terminated by us or Baan Development B.V.

   Jan Baan, one of our directors, was an executive officer of Baan Company at the time that we entered into the memorandum of understanding with Baan Company in August 1998. In 1999, we received approximately 71% of our total revenues from this memorandum of understanding. In addition, Jan Baan and Andries Bottema, two of our directors, are affiliated with Vanenburg Capital Management I, which beneficially owns over 10% of Baan Company's outstanding capital stock and is our majority stockholder.

Loans to Executive Officers

   We permit holders of options under our 1996 Stock Option Plan to purchase shares of common stock underlying unvested options, subject to our right to repurchase these shares, which right lapses over time. In addition, we allow employees to borrow from us the full exercise price of their options by signing a promissory note. The following executive officers listed in the summary compensation table have received such loans:

  . In February 2000, we loaned Shai Agassi an aggregate of $5,422,502 secured by two promissory notes and a stock pledge agreement, in connection with his purchase of 2,035,000 shares of our common stock. The notes are due and payable in February 2005.

  . In December 1999, we loaned David Blumstein an aggregate of $332,500 secured by a promissory note and a stock pledge agreement, in connection with his purchase of 350,000 shares of our common stock. The note is due and payable in December 2004.

  . In January 2000, we loaned Gil Perez an aggregate of $143,766 secured by two promissory notes and a stock pledge agreement, in connection with his purchase of 173,750 shares of our common stock. The note is due and payable in January 2005.

  . In December 1999, we loaned Joseph Zarb an aggregate of $61,773 secured by a promissory note and a stock pledge agreement, in connection with his purchase of 119,062 shares of our common stock. The note is due and payable in December 2004.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information concerning the beneficial ownership of our common stock as of September 30, 2000, and as adjusted to reflect the sale of 4,000,000 shares of common stock in this offering, by the following persons and entities:

  . each person or entity who owns beneficially 5% or more of our outstanding common stock;

  . each of the members and designees of our board of directors;

  . each of our executive officers included in the summary compensation table; and

  . all members of our board of directors and executive officers as a group.

   Under rules promulgated by the SEC, the number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares which the individual or entity has the right to acquire within 60 days of September 30, 2000 through the exercise of any stock option, warrant or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) for the shares shown as beneficially owned. Except as otherwise noted, the address of each person listed on the table is c/o Top Tier Software, Inc., 30 Las Colinas Lane, San Jose, CA 95119.

   The percentage of common stock outstanding as of September 30, 2000 is based on 26,771,120 shares of common stock outstanding on that date, assuming that all outstanding preferred stock has been converted into common stock.

                                                                   Percent
                                                                Beneficially
                                                                    Owned
                                                    Shares    -----------------
                                                 Beneficially  Before   After
Name of Beneficial Owner                            Owned     Offering Offering
------------------------                         ------------ -------- --------
Vanenburg Capital Management I(1)..............   17,209,264    64.3%    55.9%
Jan Baan(1)....................................   17,209,264    64.3     55.9
Andries Bottema(1).............................   17,209,264    64.3     55.9
Shai Agassi(2).................................    2,353,748     8.8      7.6
Azure Capital Partners(3)......................    1,454,300     5.4      4.7
Michael Kwatinetz(3)...........................    1,454,300     5.4      4.7
Entities affiliated with Ferman AG(4)..........    1,213,032     4.5      3.9
Martin Lechner(4)..............................    1,213,032     4.5      3.9
David Blumstein(5).............................      476,247     1.8      1.5
Udi Ziv(6).....................................      250,000       *        *
Gil Perez(7)...................................      173,750       *        *
Joseph Zarb(8).................................      119,061       *        *
Robert S. Leff.................................           --       *        *
John Burke.....................................           --       *        *
All executive officers and directors as a group
 (11 persons)(9)...............................   23,249,402    86.0     75.0

--------
 *   Less than 1% beneficially owned.

(1) Includes shares held by Vanenburg Capital Management I. All of the shares of Vanenburg Capital Management I are held by Vanenburg Capital Management Holdings. All of the shares of Vanenburg Capital Management Holdings are held by Stichting Administratickantoor VCMH and Vanenburg Group B.V. Wim Heijting is the director of Stichting Administratickantoor VCMH. All of the shares of Vanenburg Group B.V. are held by the Stichting Administratickantoor Vanenburg Ventures and Stichting Oikonomos. Jan Baan and Paul Baan are directors of Stichting Administratickantoor Vanenburg Ventures and effectively retain voting control of Vanenburg Group B.V. Jan Baan and members of his immediate family are directors of Stichting Oikonomos. Jan Baan and Andries Bottema are directors of Vanenburg Group B.V. Jan Baan, Paul Baan, Andries Bottema and Wim Heijting disclaim beneficial ownership of the shares held by these entities, except to the extent of their proportionate interest therein. The address of these individuals and entities is Vanenburgerallee 13, P.O. Box 231, 3880 AE Putten, The Netherlands.

(2) Includes 318,748 shares held by Quicksoft Ltd., an Israeli company affiliated with Mr. Agassi, and 2,035,000 shares, which were issued upon exercise of options granted in October 1999 and February 2000. A portion of these shares are subject to repurchase by us, which right lapses progressively over time.

(3) Includes shares held by Azure Capital Partners. Azure Capital Partners VC Administrators, LLC is the general partner of Azure Capital Partners. Paul Ferris, Michael Kwatinetz, Cameron Lester, Quint Slattery and Paul Weinstein are the managing members of Azure Capital Partners VC Administrators, LLC and share voting and investment power of the shares of TopTier held by Azure Capital Partners. The managing members of Azure Capital Partners VC Administrators, LLC disclaim beneficial ownership of the shares, except to the extent of their proportionate interest therein. The address for Mr. Kwatinetz and these entities is c/o Azure Capital Partners, 650 California Street, San Francisco, California 94108.

(4) Includes shares held by Ferman AG, and IQ Capital AG. Mr. Lechner is chairman of the supervisory board and Chief Executive Officer of Ferman AG. He is also a board member and stockholder of IQ Capital AG, one of our stockholders. Mr. Lechner may be deemed to beneficially own all shares of TopTier held by Ferman AG, and IQ Capital AG. Mr. Lechner disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein. The address for Mr. Lechner and these entities is c/o IQ Capital AG, Aktiengesellschaft, Borsenplatz 1, 60313, Frankfurt, Germany.

(5) Includes 350,000 shares, which were issued upon exercise of options granted in October 1999. A portion of these shares are subject to repurchase by us, which right lapses progressively over time.

(6) Includes 250,000 shares issuable upon exercise of outstanding options within 60 days of September 30, 2000. If exercised, a portion of these shares would be subject to repurchase by us, which right lapses progressively over time.

(7) Includes 173,750 shares, which were issued upon exercise of options granted in October 1999. A portion of these shares are subject to repurchase by us, which right lapses progressively over time.

(8) Includes 119,061 shares, which were issued upon exercise of options granted in October 1999. A portion of these shares are subject to repurchase by us, which right lapses progressively over time.

(9) Includes 250,000 shares issuable upon exercise of outstanding options within 60 days of September 30, 2000. If exercised, a portion of the shares issuable upon exercise of these options are subject to repurchase by us, which right lapses progressively over time.

                          DESCRIPTION OF CAPITAL STOCK

   Following completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

   As of September 30, 2000, there were 26,771,120 shares of common stock outstanding held of record by approximately 35 stockholders, after giving effect to the conversion of all outstanding preferred stock into common stock, assuming no exercise of outstanding options after September 30, 2000 and assuming an initial public offering price of $11.00 per share. Of the 22,136,334 shares of preferred stock currently outstanding, 19,981,036 will convert to common stock at a one-to-one ratio, and 2,155,298 shares will convert to common stock at a ratio that may vary depending upon the actual public offering price per share. If the initial public offering price per share is less than $16.70, 2,155,298 shares of preferred stock will convert to common stock at a ratio approximately equal to 16.70 divided by the actual public offering price per share. Assuming an initial public offering price of $11.00 per share, the 2,155,298 shares of Series E preferred Stock currently outstanding will convert into 3,272,173 shares of common stock. As a result, there will be 30,771,120 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after September 30, 2000) after giving effect to the sale of 4,000,000 shares of common stock in this offering.

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to any preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of TopTier, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to any prior rights of any preferred stock then outstanding. The common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

   Effective upon completion of this offering, our board will be authorized to issue 5,000,000 shares of undesignated preferred stock. The board will have the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights granted to, and the qualifications, limitations or restrictions imposed upon, any wholly unissued series of undesignated preferred stock, and to fix the number of shares constituting any series and the designation of that series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of TopTier without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights of Stockholders

   The holders of 23,253,209 shares of common stock or their transferees are entitled to rights to have these shares, called "registrable securities," registered under the Securities Act. These rights are provided under the terms of an agreement between us and these holders. Subject to limitations in this agreement, the holders of the registrable securities may require us, on one occasion at any time after six months of the date of this offering, to use our best efforts to register registrable securities for public resale, provided that the proposed aggregate offering price is in excess of $10,000,000. In addition, the holders of the registrable securities may require, on three occasions in any 12-month period, to register their shares for public resale on Form S-3, once we are eligible to use Form S-3, provided that the aggregate offering price is at least $1,000,000. In addition, if we register any of our common stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares in the registration. A holder's right to include shares in an underwritten registration is subject to conditions and limitations, including the right of the underwriters to limit the number of shares included in that offering. All fees, costs and expenses of these registrations must be borne by us, other than selling expenses (including underwriting discounts, selling commissions and stock transfer taxes, which must be borne by the holders of the securities being registered).

Anti-Takeover Provisions of Delaware Law and Charter Provisions

   The provisions of Delaware law, and of our certificate of incorporation and bylaws, described below may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

   We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations from engaging, under limited circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder," or a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of stockholders, for three years following the date that the stockholder became an interested stockholder, unless:

  . the transaction is approved by the board prior to the date the interested stockholder attained that status;

  . upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  . on or subsequent to the date the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

   A Delaware corporation may opt out of Section 203 by including an express provision in its original certificate of incorporation or amending its certificate of incorporation or bylaws to include such an express provision, which amendment is approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaw Provisions

   Our certificate of incorporation provides that, following the completion of this offering, our board of directors will be reorganized into a classified board, divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. For more information on the classification of our board, see "Management--Board Composition." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

   Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual or special meeting may be taken only if it is properly brought before the meeting, including having provided required notice. Our stockholders may not take any action by written consent. Our bylaws also provide that special meetings of the stockholders may only be called by our board, the chairman of our board or our chief executive officer. Our certificate of incorporation provides that our board of directors may issue preferred stock with voting or other rights without stockholder action.

   As described below, our bylaws provide that we must indemnify officers and directors against losses that they may incur in legal proceedings and investigations resulting from their services to us, including actions in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

Nasdaq National Market Listing

   We have applied to list our common stock on The Nasdaq Stock Market's National Market under the trading symbol "TOPT."

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for our common stock. Therefore, future sales of substantial amounts of our common stock could negatively affect the market price of our common stock. Furthermore, since only a limited number of shares will be available for sale after this offering because of the contractual and legal restrictions on the resale of our outstanding shares described below, sales of substantial amounts of our common stock after these restrictions lapse could have a negative effect on the market price.

   Following this offering, we will have 30,771,120 shares of common stock outstanding, assuming no exercise of outstanding options after September 30, 2000. Of these shares, all of the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by our affiliates. The remaining 26,771,120 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if they are registered or they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, as summarized below.

   As a result of the contractual and legal restrictions described below, the 26,771,120 shares of common stock that are restricted securities will be available for sale in the public market as follows:

                                                              Eligibility of
                                                             Restricted Shares
                                                                for Sale in
                                                               Public Market
                                                             -----------------
On the date of this prospectus..............................             0
180 days after the date of this prospectus..................    23,482,690
At various times more than 180 days after the date of this
 prospectus.................................................     3,288,430

Lock-Up Agreements

   All of our executive officers and directors and substantially all of our stockholders and option holders have agreed not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 180 days after the date of this prospectus.

Rule 144

   Shares Held for Less Than Two Years. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that is not more than the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 307,711 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq
    National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

   In order for stockholders to sell their shares under Rule 144, they must also comply with manner of sale provisions and notice requirements, and there must be current public information available about us.

   Shares Held for More Than Two Years. Under Rule 144(k), a person may sell their shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144, if they meet the following two requirements:

  . they have beneficially owned the shares for at least two years; and

  . they have not been an affiliate of ours at any time during the 90 days before a sale.

Rule 701

   In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, of Rule 144.

Stock Options

   Following the completion of this offering, we intend to file registration
statements under the Securities Act covering approximately               shares
of common stock issued and outstanding subject to outstanding options or reserved for issuance under our stock plans. See "Management--Stock Plans" for a more detailed description of our stock plans. Shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire. Each year as the number of shares reserved for issuance under our 2000 Stock Plan increases, we will file new registration statements to register the additional shares.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated              , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Dain Rauscher Incorporated and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   Credit Suisse First Boston Corporation.............................
   Dain Rauscher Incorporated ........................................
   U.S. Bancorp Piper Jaffray Inc. ...................................
                                                                       ---------
     Total............................................................ 4,000,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $      per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                      Per Share                       Total
                            ----------------------------- -----------------------------
                               Without          With         Without          With
                            Over-allotment Over-allotment Over-allotment Over-allotment
                            -------------- -------------- -------------- --------------
   Underwriting Discounts
   and Commissions paid by
   us .....................     $              $              $              $
   Expenses payable by us
    .......................     $              $              $              $

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. We can, however, issue stock pursuant to the exercise of currently outstanding options.

   Our officers and directors and substantially all of our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   We have made application to list the shares of common stock on The Nasdaq Stock Market's National Market, under the symbol "TOPT."

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include:

  . the information in this prospectus and otherwise available to the underwriters;

  . the history and the prospects for the industry in which we will compete;

  . the ability of our management;

  . the prospects for our future earnings;

  . the present state of our development and our current financial condition;

  . the general condition of the securities markets at the time of this offering; and

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

   In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-alloted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option--a naked short position--that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of common stock offered in this offering will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster, LLP, Palo Alto, California.

                                    EXPERTS

    The audited consolidated financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. Although this prospectus is part of the registration statement, it does not contain all of the information set forth in the registration statement and the related exhibits and schedules thereto. For further information with respect to us and the common stock to be sold in this offering, we refer you to the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement, and the related exhibits and schedules, may be inspected without charge at the public reference facilities maintained by the SEC in the following locations:

  . Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549;

  . Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois
    60661; and

  . Seven World Trade Center, 13th Floor, New York, New York 10048.

   Copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. The public may obtain information on the operations of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The web site is located at www.sec.gov.

                            TOP TIER SOFTWARE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants................................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Operations...................................... F-4

Consolidated Statements of Stockholders' Equity............................ F-5

Consolidated Statements of Cash Flows...................................... F-6

Notes to Consolidated Financial Statements................................. F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Top Tier Software, Inc.:

We have audited the accompanying consolidated balance sheets of Top Tier Software, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998 (as Restated--see Note 1) and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997, the nine months ended September 30, 1998, the three months ended December 31, 1998 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Top Tier Software, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the year ended December 31, 1997, the nine months ended September 30, 1998, the three months ended December 31, 1998 and the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                          /s/ Arthur Andersen LLP

San Jose, California
March 30, 2000
(Except with
respect
to the matter
discussed
in Note 1, as to
which the date is
October 6, 2000)

                            TOP TIER SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                     September 30,
                               December 31,                         2000 Pro forma
                         --------------------------  September 30,   Stockholders'
                             1998          1999          2000       Equity (Note 9)
                         ------------  ------------  -------------  ---------------
                                                              (Unaudited)
                          (Restated)    (Restated)    (Restated)
        ASSETS
Current assets:
  Cash and cash
   equivalents.........  $  3,913,500  $  2,539,862  $  9,048,987
  Restricted cash......       225,000     1,116,885     1,112,790
  Marketable
   securities..........            --     2,199,377            --
  Accounts receivable,
   net of allowance for
   doubtful accounts of
   $20,750, $30,499 and
   $486,943,
   respectively........       250,230     2,112,027     4,374,665
  Accounts receivable
   from related
   parties, net of
   allowance for
   doubtful accounts of
   $3,808, $84,375 and
   $0, respectively....        21,000       382,010            --
  Deferred offering
   costs...............            --            --       856,570
  Deferred acquisition
   costs...............     2,169,155            --            --
  Prepaid expenses.....       109,566       189,446       581,954
  Other current
   assets..............       309,284       258,324       361,209
  Due from Vanenburg...    41,112,609       124,418       261,775
                         ------------  ------------  ------------
   Total current
    assets.............    48,110,344     8,922,349    16,597,950
Property and equipment,
 net...................     1,297,756     1,446,661     3,314,871
Goodwill, net..........    58,980,733    37,532,733    21,446,733
Intangible assets,
 net...................     4,669,100     2,969,100     1,694,100
Other assets...........        72,660        72,660       255,546
                         ------------  ------------  ------------
   Total assets........  $113,130,593  $ 50,943,503  $ 43,309,201
                         ============  ============  ============
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....  $     91,398  $    400,025     2,963,973
  Accrued expenses.....     1,321,903     2,136,105     3,323,002
  Deferred revenue.....       994,450       158,712       604,021
  Line of credit.......            --            --       738,013
  Due to Vanenburg.....            --       304,750       464,420
  Notes due to selling
   stockholders........    40,988,191            --            --
  Capital lease
   obligation--current
   portion.............            --            --        21,141
                         ------------  ------------  ------------
   Total current
    liabilities........    43,395,942     2,999,592     8,114,570
Accrued severance
 payable...............       117,782       166,618       291,457
  Capital lease
   obligation--long-
   term................            --            --        35,118
                         ------------  ------------  ------------
   Total liabilities...    43,513,724     3,166,210     8,441,145
                         ------------  ------------  ------------
Commitments (Note 7)
Stockholders' equity:
  Convertible preferred
   stock, $0.001 par
   value, aggregate
   liquidation
   preference of
   $94,739,445 and
   $110,739,424 as of
   December 31, 1999
   and September 30,
   2000, respectively:
   Series A:
    763,740 shares
     authorized;
     254,582
     outstanding at
     1998 and 763,740
     shares outstanding
     at 1999 and
     September 30,
     2000; no shares
     outstanding
     pro forma.........           255           764           764
   Series B:
    9,105,430 and
     6,709,264 shares
     authorized as of
     December 31, 1999
     and September 30,
     2000,
     respectively;
     6,709,264 shares
     outstanding; no
     shares outstanding
     pro forma.........         6,709         6,709         6,709
   Series C:
    10,500,000 shares
     authorized and
     outstanding; no
     shares outstanding
     pro forma.........        10,500        10,500        10,500
   Series D:
    3,100,000 and
     2,008,032 shares
     authorized as of
     December 31, 1999
     and September 30,
     2000,
     respectively;
     2,008,032 shares
     outstanding at
     1999 and
     September 30,
     2000; no shares
     outstanding pro
     forma.............            --         2,008         2,008
   Series E
    (unaudited):
    2,753,996 shares
     authorized;
     2,155,298
     outstanding at
     September 30,
     2000; no shares
     outstanding pro
     forma.............            --            --         2,155
  Common stock, $0.001
   par value:
   33,125,000 and
    40,125,000 shares
    authorized as of
    December 31, 1999
    and September 30,
    2000, respectively;
    690,656 and
    3,517,911 shares
    outstanding at
    December 31, 1999
    and September 30,
    2000, respectively;
    26,771,120 shares
    outstanding
    pro forma..........            --           691         3,519    $     26,771
Additional paid-in
 capital...............    82,289,327   114,226,198   162,593,905     180,586,789
Deferred stock
 compensation..........            --   (12,520,946)  (24,507,643)    (24,507,643)
Notes receivable.......            --      (466,251)   (6,781,128)     (6,781,128)
Accumulated deficit....   (12,689,922)  (53,482,380)  (96,462,733)   (114,456,733)
                         ------------  ------------  ------------    ------------
   Total stockholders'
    equity.............    69,616,869    47,777,293    34,868,056    $ 34,868,056
                         ------------  ------------  ------------    ------------
     Total liabilities
      and stockholders'
      equity...........  $113,130,593  $ 50,943,503  $ 43,309,201
                         ============  ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                            TOP TIER SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                         Nine months  Three months                    Nine Months Ended
                           Year ended       ended        ended       Year ended         September 30,
                          December 31,  September 30, December 31,  December 31,  --------------------------
                              1997          1998          1998          1999          1999          2000
                          ------------  ------------- ------------  ------------  ------------  ------------
                                                       (Restated)    (Restated)    (Restated)    (Restated)
                                                                                         (unaudited)
Revenues:
 License revenues:
 Non-related parties....  $    29,925    $ 2,417,997  $    224,854  $    664,527  $    630,677  $  7,425,162
 Related party..........           --         65,250        19,610     6,595,588       217,094            --
                          -----------    -----------  ------------  ------------  ------------  ------------
  Total license
   revenues.............       29,925      2,483,247       244,464     7,260,115       847,771     7,425,162
                          -----------    -----------  ------------  ------------  ------------  ------------
 Service revenues:
 Non-related parties....       64,584         88,643        61,362     2,216,448       996,442     5,921,302
 Related party..........           --         63,100        11,403       168,541       145,646            --
                          -----------    -----------  ------------  ------------  ------------  ------------
  Total service
   revenues.............       64,584        151,743        72,765     2,384,989     1,142,088     5,921,302
                          -----------    -----------  ------------  ------------  ------------  ------------
  Total revenues........       94,509      2,634,990       317,229     9,645,104     1,989,859    13,346,463
                          -----------    -----------  ------------  ------------  ------------  ------------
Cost of revenues:
 Cost of license
  revenues:
 Non-related parties....           --            803           160         2,761         3,726        58,876
 Related party..........           --             22            14        27,408         1,283            --
                          -----------    -----------  ------------  ------------  ------------  ------------
  Total cost of license
   revenues.............           --            825           174        30,169         5,009        58,876
                          -----------    -----------  ------------  ------------  ------------  ------------
 Cost of service
  revenues:
 Non-related parties....       80,084        171,236        90,785     1,622,308       826,146     1,352,607
 Related party..........           --         20,125            --        46,019         9,859            --
                          -----------    -----------  ------------  ------------  ------------  ------------
  Total cost of service
   revenues.............       80,084        191,361        90,785     1,668,327       836,005     1,352,607
                          -----------    -----------  ------------  ------------  ------------  ------------
  Total cost of
   revenues.............       80,084        192,186        90,959     1,698,496       841,014     1,411,483
                          -----------    -----------  ------------  ------------  ------------  ------------
  Gross profit..........       14,425      2,442,804       226,270     7,946,608     1,148,845    11,934,980
                          -----------    -----------  ------------  ------------  ------------  ------------
Operating expenses:
 Sales and marketing....      665,214      4,240,251     1,471,909     9,233,823     6,937,860    15,455,166
 Research and
  development, net......    1,053,302      2,644,363     1,151,988     6,606,062     5,031,574     5,355,767
 General and
  administrative........    1,822,255      1,913,122       783,102     2,703,203     1,488,628     3,648,516
 Purchased in-process
  research and
  development...........           --             --     3,556,700            --            --            --
 Amortization of
  deferred stock
  compensation(*).......           --             --            --     7,213,392       682,795    13,220,275
 Amortization of
  goodwill and
  intangibles...........           --             --     5,787,000    23,148,000    17,361,000    17,361,000
                          -----------    -----------  ------------  ------------  ------------  ------------
  Total operating
   expenses.............    3,540,771      8,797,736    12,750,699    48,904,480    31,501,857    55,040,723
                          -----------    -----------  ------------  ------------  ------------  ------------
  Operating loss........   (3,526,346)    (6,354,932)  (12,524,429)  (40,957,872)  (30,353,012)  (43,105,743)
Other income (expense):
 Interest income........      189,510        382,381        60,664       119,588        56,117       529,435
 Other, net.............      (98,173)        44,540           897        (5,873)       (5,872)     (105,425)
                          -----------    -----------  ------------  ------------  ------------  ------------
  Total other income,
   net..................       91,337        426,921        61,561       113,715        50,245       424,011
                          -----------    -----------  ------------  ------------  ------------  ------------
  Net loss..............   (3,435,009)    (5,928,011)  (12,462,868)  (40,844,157)  (30,302,767)  (42,681,731)
Deemed dividend on
 preferred stock........           --             --      (227,054)     (246,923)     (157,992)           --
                          -----------    -----------  ------------  ------------  ------------  ------------
  Net loss attributable
   to common
   stockholders.........  $(3,435,009)   $(5,928,011) $(12,689,922) $(41,091,080) $(30,460,759) $(42,681,731)
                          ===========    ===========  ============  ============  ============  ============
Basic net loss per
 share..................  $     (0.48)   $     (0.80) $         --  $  (1,797.67) $ (10,378.45) $     (24.86)
                          -----------    -----------  ------------  ------------  ------------  ------------
Shares used in computing
 basic net loss per
 share..................    7,189,806      7,375,124            --        22,858         2,935     1,717,079
                          -----------    -----------  ------------  ------------  ------------  ------------
Pro forma net loss
 attributable to common
 stockholders (see
 Note 2) (unaudited)....                                            $(41,091,080) $(30,460,759) $(60,675,732)
Pro forma basic net loss
 per share (unaudited)..                                            $      (2.26) $      (1.73) $      (2.71)
                                                                    ------------  ------------  ------------
Shares used in computing
 pro forma unaudited
 basic net loss per
 share (unaudited)......                                              18,157,924    17,580,589    22,420,925
                                                                    ------------  ------------  ------------
------------------
(*)Amortization of
 deferred stock based
   compensation excluded
 from the following
   expenses:
 Cost of service revenues........................................        432,745        40,962       602,160
 Sales and marketing.............................................        926,705        87,719     2,488,878
 Research and development, net...................................      3,353,028       317,386     3,417,817
 General and administrative......................................      2,500,914       236,728     6,711,420

  The accompanying notes are an integral part of these consolidated financial statements.

                            TOP TIER SOFTWARE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     Convertible
                   Preferred Stock        Common Stock                      Deferred                                   Total
                  -------------------  -------------------    Paid-in        Stock         Notes     Accumulated   Stockholders'
                    Shares    Amount     Shares    Amount     Capital     Compensation  Receivable     Deficit        Equity
                  ----------  -------  ----------  -------  ------------  ------------  -----------  ------------  -------------
Balance,
 December 31,
 1996...........   1,491,377  $ 1,491   7,064,874  $ 7,065  $    801,202  $         --  $        --  $   (598,686) $    211,072
Issuance of
 common stock
 upon exercise
 of options.....          --       --     300,000      300        15,700            --           --            --        16,000
Issuance of
 Series B
 convertible
 preferred stock
 at $2.09 per
 share, net of
 issuance costs
 of $39,319.....   6,709,264    6,709          --       --    13,953,971            --           --            --    13,960,680
Net loss........          --       --          --       --            --            --           --    (3,435,009)   (3,435,009)
                  ----------  -------  ----------  -------  ------------  ------------  -----------  ------------  ------------
Balance,
 December 31,
 1997...........   8,200,641    8,200   7,364,874    7,365    14,770,873            --           --    (4,033,695)   10,752,743
Issuance of
 common stock
 upon exercise
 of options.....          --       --      15,375       15           805            --           --            --           820
Net loss........          --       --          --       --            --            --           --    (5,928,011)   (5,928,011)
                  ----------  -------  ----------  -------  ------------  ------------  -----------  ------------  ------------
Balance,
 September 30,
 1998...........   8,200,641    8,200   7,380,249    7,380    14,771,678            --           --    (9,961,706)    4,825,552
Issuance of
 Series C
 convertible
 preferred stock
 upon Vanenburg
 acquisition....  10,500,000   10,500          --       --    66,736,486            --           --     9,961,706    76,708,692
Retirement of
 Series A
 convertible
 preferred stock
 and common
 stock upon
 Vanenburg
 acquisition....  (1,491,377)  (1,491) (7,380,249)  (7,380)     (817,707)           --           --            --      (826,578)
Issuance of
 Series A
 convertible
 preferred stock
 at $4.14 per
 share..........     254,580      255          --       --     1,054,833            --           --            --     1,055,088
Compensation
 expense on
 Series A
 convertible
 preferred
 stock..........          --       --          --       --       316,983            --           --            --       316,983
Deemed dividend
 in connection
 with Series A
 convertible
 preferred
 stock..........          --       --          --       --       227,054            --           --      (227,054)           --
Net loss........          --       --          --       --            --            --           --   (12,462,868)  (12,462,868)
                  ----------  -------  ----------  -------  ------------  ------------  -----------  ------------  ------------
Balance,
 December 31,
 1998...........  17,463,844   17,464          --       --    82,289,327            --           --   (12,689,922)   69,616,869
Issuance of
 Series A
 convertible
 preferred stock
 at $4.14 per
 share..........     509,160      509          --       --     2,108,902            --           --            --     2,109,411
Deemed dividend
 in connection
 with Series A
 convertible
 preferred
 stock..........          --       --          --       --       246,923            --           --      (246,923)           --
Compensation
 expense on
 Series A
 convertible
 preferred
 stock..........          --       --          --       --       344,722            --           --            --       344,722
Issuance of
 Series D
 convertible
 preferred stock
 at $4.98 per
 share, net of
 offering costs
 of $670,116....   2,008,032    2,008          --       --     9,327,876            --           --            --     9,329,884
Issuance of
 common stock
 upon exercise
 of options.....          --       --     690,656      691       472,732            --     (466,251)           --         7,172
Deferred stock
 compensation...          --       --          --       --    19,734,338   (19,734,338)          --            --            --
Amortization of
 deferred stock
 compensation...          --       --          --       --            --     7,213,392           --            --     7,213,392
Net loss........          --       --          --       --            --            --           --   (40,844,157)  (40,844,157)
                  ----------  -------  ----------  -------  ------------  ------------  -----------  ------------  ------------
Balance,
 December 31,
 1999...........  19,981,036   19,981     690,656      691   114,524,820   (12,520,946)    (466,251)  (53,781,002)   47,777,293
Issuance of
 common stock
 upon exercise
 of stock
 options........          --       --   2,835,715    2,836     6,061,144                 (5,997,526)                     66,454
Non-cash
 exercise of
 stock options..          --       --      24,000       24       179,976            --           --            --       180,000
Interest on
 shareholder
 notes..........          --       --          --       --            --            --     (349,587)           --      (349,587)
Repayment of
 shareholder
 notes..........          --       --          --       --            --            --        7,864            --         7,864
Repurchase and
 cancellation of
 unvested
 shares.........                          (32,460)     (32)      (24,340)           --       24,372            --            --
Issuance of
 Series E
 preferred
 stock, net ....   2,155,298    2,155          --       --    16,645,333            --           --            --    16,647,488
Deferred stock
 compensation...          --       --          --       --    25,206,972   (25,206,972)          --            --            --
Amortization of
 deferred stock
 compensation...          --       --          --       --            --    13,220,275           --            --    13,220,275
Net loss........          --       --          --       --            --            --           --   (42,681,731)  (42,681,731)
                  ----------  -------  ----------  -------  ------------  ------------  -----------  ------------  ------------
Balance,
 September 30,
 2000...........  22,136,334  $22,136   3,517,911  $ 3,519  $162,593,905  $(24,507,643) $(6,781,128) $(96,462,733) $ 34,868,056
                  ==========  =======  ==========  =======  ============  ============  ===========  ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                            TOP TIER SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         Nine months  Three months                    Nine Months Ended
                           Year ended       ended        ended       Year ended         September 30,
                          December 31,  September 30, December 31,  December 31,  --------------------------
                              1997          1998          1998          1999          1999          2000
                          ------------  ------------- ------------  ------------  ------------  ------------
                                                                                         (unaudited)
                                                       (Restated)    (Restated)    (Restated)    (Restated)
Cash flows from
 operating activities:
 Net loss...............  $ (3,435,009)  $(5,928,011) $(12,462,868) $(40,844,157) $(30,302,767) $(42,681,731)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Depreciation and
  amortization..........        85,967       181,440     5,905,030    23,740,051    17,795,997    18,060,467
 Amortization of
  deferred acquisition
  costs.................            --            --       723,052     2,169,156     2,169,155            --
 Purchased in-process
  research and
  development...........            --            --     3,556,700            --            --            --
 Gain on sale of
  property and
  equipment.............            --            --            --        (2,687)           --        28,028
 Interest income on
  notes receivable from
  stockholders..........            --            --            --            --            --      (253,144)
 Amortization of
  deferred stock
  compensation..........            --            --            --     7,213,392       682,795    13,220,275
 Compensation expense...            --            --       316,983       344,722       220,569       180,000
 Changes in operating
  assets and
  liabilities:
 Accounts receivable,
  net...................       241,505      (767,019)      549,714    (2,222,807)   (1,280,540)   (1,870,628)
 Deferred offering
  costs.................                                                                    --      (309,831)
 Due from Vanenburg.....            --       (18,090)     (106,328)           --            --      (137,357)
 Prepaid expenses and
  other current assets..      (176,034)     (494,104)      349,857       (28,919)     (579,904)   (1,030,322)
 Other assets...........       (34,203)       (1,765)      (34,368)           --       285,236       (13,832)
 Accounts payable.......       335,420       161,188      (609,740)      308,626       395,635     2,563,948
 Accrued expenses.......       175,878     1,281,230      (564,343)      814,202      (309,695)    1,236,504
 Deferred revenue.......     1,260,090      (255,380)      (80,260)     (835,738)    4,081,620       348,866
 Due to Vanenburg and
  other liabilities.....            --       151,080       117,782       353,586            --       232,782
                          ------------   -----------  ------------  ------------  ------------  ------------
  Net cash used in
   operating
   activities...........    (1,546,386)   (5,689,431)   (2,338,789)   (8,990,573)   (6,841,929)  (10,425,975)
                          ------------   -----------  ------------  ------------  ------------  ------------
Cash flows from
 investing activities:
 Purchases of property
  and equipment.........      (470,779)     (798,118)     (305,207)     (750,507)     (582,309)   (2,560,985)
 Proceeds from sale of
  property and
  equipment.............            --            --            --        12,238            --         8,500
 Proceeds from sale of
  marketable
  securities............    13,102,459    24,053,769     2,051,963     1,384,760            --     2,199,377
 Purchase of marketable
  securities............   (22,201,790)  (16,574,279)     (432,122)   (3,584,138)           --            --
 Payments to selling
  stockholders..........            --            --            --   (42,126,123)  (19,925,130)           --
 Purchase of other
  assets................            --            --            --            --            --      (174,217)
 Payments on capital
  leases................            --            --            --            --            --        (3,606)
                          ------------   -----------  ------------  ------------  ------------  ------------
  Net cash (used in)
   provided by investing
   activities...........    (9,570,110)    6,681,372     1,314,634   (45,063,770)  (20,507,439)     (530,931)
                          ------------   -----------  ------------  ------------  ------------  ------------
Cash flows from
 financing activities:
 Proceeds from issuance
  of:
 Common stock...........        16,000           820            --         7,172           820        68,571
 Preferred stock, net of
  offering costs........    13,960,680            --     1,055,088    11,439,295     2,050,833    16,647,488
 Receipts from
  Vanenburg.............            --            --            --    42,126,123    22,925,130     2,000,000
 Payments to Vanenburg..            --            --            --            --            --    (2,000,000)
 Proceeds from line of
  credit ...............            --            --            --            --            --       738,013
 Repayments of
  shareholder notes.....            --            --            --            --            --         7,864
 (Increase) decrease in
  restricted cash.......            --      (225,000)           --      (891,885)      119,745         4,095
                          ------------   -----------  ------------  ------------  ------------  ------------
  Net cash provided by
   (used in) financing
   activities...........    13,976,680      (224,180)    1,055,088    52,680,705    25,096,528    17,466,031
                          ------------   -----------  ------------  ------------  ------------  ------------
Net increase (decrease)
 in cash and cash
 equivalents............     2,860,184       767,761        30,933    (1,373,638)   (2,252,840)    6,509,125
Cash and cash
 equivalents at
 beginning of period....       254,622     3,114,806     3,882,567     3,913,500     3,913,500     2,539,862
                          ------------   -----------  ------------  ------------  ------------  ------------
Cash and cash
 equivalents at end of
 period.................  $  3,114,806   $ 3,882,567  $  3,913,500  $  2,539,862  $  1,660,660  $  9,048,987
                          ============   ===========  ============  ============  ============  ============
Supplemental disclosure
 of noncash investing
 and financing
 activities:
 Resulting from the
  Vanenburg acquisition:
 Goodwill and intangible
  assets................  $         --   $        --  $ 69,436,833  $         --  $         --  $         --
 Deferred acquisition
  costs.................  $         --   $        --  $  2,892,207  $         --  $         --  $         --
 Due from Vanenburg.....  $         --   $        --  $ 40,988,191  $         --  $         --  $         --
 Notes due to selling
  stockholders..........  $         --   $        --  $(40,988,191) $         --  $         --  $         --
Exercise of options for
 stockholder notes......  $         --   $        --  $         --  $         --  $         --  $  5,878,595
Sale of equipment for
 employee receivable....  $         --   $        --  $         --  $         --  $         --  $      6,646
Interest income on
 stockholder notes......  $         --   $        --  $         --  $         --  $         --  $     92,722
Fixed assets acquired
 through capital
 leases.................  $         --   $        --  $         --  $         --  $         --  $     59,865
Deferred dividend on
 Series A convertible
 preferred stock........  $         --   $        --  $    227,054  $    246,923  $    157,992  $         --

  The accompanying notes are an integral part of these consolidated financial statements.

                            TOP TIER SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

   Top Tier Software, Inc. (the "Company") began operations in 1992 as an Israeli-based research and development company, which became a subsidiary of the Company when it incorporated in Delaware on August 22, 1996. The Company is a provider of eBusiness portal technologies and products that integrate information residing in a business' internal and external enterprise applications, databases, text documents, Web sites and other data sources. The Company's eBusiness Integration Portal software products are designed to enable a business' extended enterprise of employees, customers, suppliers and partners to directly access, navigate and manipulate this integrated information using an intuitive and effective portal interface. The Company's software products are developed around its patented HyperRelational technology, a protocol for accessing and interacting with structured and unstructured data. Through a combination of hypertext and relational models, the Company's HyperRelational technology directs the end user to related meta-data in multiple data sources. As a result, end users of the software are able to directly access, use and manipulate information that is relevant to their query and are not merely directed to one, predetermined data location.

   On October 6, 1998, the Vanenburg Group ("Vanenburg") completed the acquisition of the Company. As a result of acquisition, a change in control occurred, and a new reporting entity exists. For purposes of presentation, a dark bar has been inserted in the accompanying financial statements to clearly separate the results of operations and cash flows of the Company before and after the change in control. The financial statements also reflect "push-down" accounting in accordance with SEC Staff Accounting Bulletin No. 54, "SAB 54" and accordingly, the carrying amounts of identifiable assets and liabilities were adjusted at September 30, 1998 to reflect their fair values at the date of acquisition of the Company by Vanenburg--(see also Note 3). Vanenburg is committed to provide financial support to the Company through June 2001, if necessary.

   The Company has incurred net operating losses since inception and, as of December 31, 1999 and September 30, 2000, had an accumulated deficit of $53.5 million and $96.5 million (unaudited), respectively. The Company is subject to various risks associated with companies in a comparable stage of development, including, but not limited to, dependence on key individuals and customers, competition from larger, more established entities, the risk that rapid technological advances could render its products obsolete and unmarketable and the need to obtain adequate financing to support its growth.

   In September 2000, the Company restated its financial statements to give effect to a change in accounting for the useful lives of certain intangible assets (core technology, acquired workforce and tradenames) from 5 years to 3 years and to reclassify retention bonuses of approximately $2.9 million, which were paid out of the purchase price in the Vanenburg acquisition. The retention bonuses have been classified as deferred acquisition costs. In addition, the Company has recorded a deemed dividend to account for a beneficial conversion feature related to the issuance of 318,747 shares of Series A convertible preferred stock to non-employees at prices below fair market value. The impact of these restatements on net loss and net loss per share is as follows:

                         Three months                Nine months   Nine months
                            ended       Year ended      ended         ended
                         December 31,  December 31,   September     September
                             1998          1999        30, 1999      30, 2000
                         ------------  ------------  ------------  ------------
                                                     (unaudited)   (unaudited)
Before restatement:
  Net Loss.............. $(11,330,933) $(37,962,681) $(23,650,343) $(39,253,226)
                         ============  ============  ============  ============
Basic net loss per
 share.................. $         --  $  (1,660.81) $  (8,058.04) $     (22.86)
                         ============  ============  ============  ============
As restated:
  Net Loss.............. $(12,689,922) $(40,844,157) $(30,302,767) $(42,681,730)
                         ============  ============  ============  ============
Basic net loss per
 share.................. $         --  $  (1,797.67) $ (10,378.45) $     (24.86)
                         ============  ============  ============  ============

                            TOP TIER SOFTWARE, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Interim Financial Statements (Unaudited)

   The interim financial statements for the nine months ended September 30, 1999 and 2000, are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the unaudited interim financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

 Principles of Consolidation and Functional Currency

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries in Israel and the United Kingdom after elimination of intercompany transactions and balances. The functional currency of the Company's foreign subsidiaries is the U.S. dollar; accordingly, all gains and losses arising from currency transactions in currencies other than the U.S. dollar are included in other income in the accompanying consolidated statements of operations.

 Use of Estimates in Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

 Cash Equivalents and Marketable Securities

   The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of December 31, 1998 and 1999, the Company's cash was deposited in checking and money market accounts, U.S. Government Treasury Bills, and short-term certificates of deposit. The Company classifies its investments in debt and equity securities as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All marketable securities as of December 31, 1999 were investments in U.S. Government treasury bills and were classified as available-for-sale by the Company. The contractual maturities of these securities come due within one year from December 31, 1999. Securities classified as available-for-sale are reported at fair market value and the related unrealized holding gains and losses have not been material to date. Realized gains and losses are computed using the specific identification method. No realized gains or losses occurred in the year ended December 31, 1999.

 Software Development Costs

   Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. The Company defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

                            TOP TIER SOFTWARE, INC.

 Property and Equipment

   Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (or over the lease term if it is shorter for leasehold improvements), which range primarily from three to five years.

   Property and equipment consisted of the following:

                                             December 31,
                                         ----------------------  September 30,
                                            1998        1999         2000
                                         ----------  ----------  -------------
                                                                  (unaudited)
     Computer software and equipment.... $1,042,666  $1,661,516   $ 3,200,896
     Furniture, fixtures, equipment and
      leasehold improvements............    337,317     451,661     1,387,309
     Vehicles...........................     35,803      37,993        19,217
     Capital leases.....................         --          --        59,865
                                         ----------  ----------   -----------
                                          1,415,786   2,151,170     4,667,288
     Less: Accumulated depreciation and
      amortization......................   (118,030)   (704,509)   (1,352,417)
                                         ----------  ----------   -----------
                                         $1,297,756  $1,446,661   $ 3,314,871
                                         ==========  ==========   ===========

 Goodwill and Intangible Assets

   Goodwill and certain intangible assets were recorded through the application of "push-down" accounting in accordance with SAB 54 in connection with the Vanenburg transaction described in Note 3. Goodwill and identifiable intangible assets are amortized on a straight-line basis over three years, the estimated period of benefit.

   The Company periodically evaluates the carrying value of its long-lived assets. Impairment charges are recorded when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by the underlying assets are less than the assets' carrying amounts. If such assets are determined to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. To date, no such impairment charges have been required.

 Accrued Expenses

   Accrued expenses consisted of the following:

                                                 December 31,
                                             --------------------- September 30,
                                                1998       1999        2000
                                             ---------- ---------- -------------
                                                                    (unaudited)
     Accrued payroll and benefits........... $  446,626 $  711,154  $1,848,345
     Accrued offering costs.................         --    476,526      73,574
     Accrued consulting fees................         --    346,873     507,146
     Accrued other..........................    875,277    601,552     893,937
                                             ---------- ----------  ----------
                                             $1,321,903 $2,136,105  $3,323,002
                                             ========== ==========  ==========

 Revenue Recognition

   The Company currently generates license and service revenues from transactions with three classes of customers: corporations, resellers and independent software vendors.

                            TOP TIER SOFTWARE, INC.

   Corporations: Revenues for product licenses granted to corporations are recognized under the residual method in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2 "Software Revenue Recognition" ("SOP 97-2") as amended by Statement of Position 98-9. Under SOP 97-2 license revenues are recognized when a license agreement has been executed or a definitive purchase order has been received, the product has been delivered, no significant obligations with regard to implementation remain, the fee is fixed and determinable and collectibility is probable. Fees from licenses are generally recognized upon shipment provided that the above criteria have been met and implementation services, if provided, are not essential to the functionality of the software. Prior to June 1998, implementation services were considered essential to the functionality of the software. Therefore, license transactions were accounted for under the percentage of completion method of contract accounting. Subsequent to June 1998, installation services were not essential to the functionality of the software delivered due to product enhancements enabling self-installations of the software delivered. Maintenance revenues from ongoing customer support and product enhancements are recognized ratably over the term of the maintenance period. Training and consulting revenues are recognized as services are performed.

   If product in a license agreement with our corporate customers has not been delivered, all revenue is deferred until the product has been delivered. If any other element of the license agreement with our corporate customers has not been delivered, revenue for the undelivered element is deferred based on vendor-specific objective evidence of fair value.

   Vendor-specific objective evidence for the various elements of an agreement are determined as follows:

     Maintenance services--renewal rates

     Consulting services--separate sales

     Training services--separate sales

   Resellers: The Company enters into reseller arrangements that typically provide for sublicense fees payable to the Company based on a percentage of the reseller's net revenues. These license revenues are recognized when such revenues are reported by the reseller. In January 2000, the Company executed a guaranteed minimum license fee arrangement with one of its resellers. This reseller has committed to pay the Company a guaranteed gross licence fee of $375,000 per quarter for the first year of the agreement. These revenues are recognized in the period in which the payment of such fees is due, provided collectability is probable. The Company has a financial commitment for joint marketing efforts based on reseller sales volume, provided the reseller meets certain conditions. Any fees due the reseller under these provisions are offset against the related revenues. As of September 30, 2000, approximately $15,000 (unaudited) of marketing development expenses were offset against license revenue in the same period.

   Independent Software Vendors: Revenues for technology licenses granted to independent software vendors ("ISV") are recognized in accordance with SOP 97-
2. Payments for license fees under these arrangements typically are paid over a multi-year period. As specified by SOP 97-2, the Company recognizes such license fees as they become due, provided the technology has been delivered, no significant obligations with regard to implementation remain, the fees are fixed and determinable, collectibility is probable and acceptance has been received, if applicable. The Company may also provide engineering services to the independent software vendors. Under current ISV arrangements, engineering services are not essential to the functionality of the software, nor are the license fee payments coincidental with the provision of such services. Engineering services are billed and recognized on a time and material basis. Maintenance revenues from ongoing customer support and product enhancements are recognized over the term of the maintenance period. Such maintenance is recognized based on vendor specific objective evidence.

                            TOP TIER SOFTWARE, INC.

   If an element of a license agreement with our reseller and ISV customers has not been delivered, revenue for the undelivered element is deferred based on vendor-specific objective evidence of fair value.

   Vendor-specific objective evidence for the various elements of an agreement with an ISV are determined as follows:

     License fee--price established by management

     Maintenance services--renewal rates

     Consulting services--separate sales

   Consulting service revenues generated by any of our customers are recognized as the services are performed.

 Fair Value of Financial Instrument

   Unless otherwise noted, the carrying amount of financial instruments approximates fair value.

 Concentration of Credit Risk and Significant Customers

   Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of accounts receivable. The Company generally does not require collateral on accounts receivable as the majority of the Company's customers are large, well established companies.

   Amounts due from significant customers as a percentage of accounts receivable were as follows:

                                                   December 31,
                                                   --------------  September 30,
                                                    1998    1999       2000
                                                   ------  ------  -------------
                                                                    (unaudited)
     Customer A...................................    9.7%   18.7%     24.2%
     Customer B...................................     --    52.0%     58.5%
     Customer C...................................    9.6%     --        --
     Customer D...................................   40.4%    2.2%       --
     Customer H...................................     --      --        --

   Revenues from significant customers, representing approximately 10% or more of total revenue for the respective periods, are summarized as follows:

                                                                                    Nine months
                                            Nine months  Three months                  ended
                               Year ended      ended        ended      Year ended  September 30,
                              December 31, September 30, December 31, December 31, --------------
                                  1997         1998          1998         1999      1999    2000
                              ------------ ------------- ------------ ------------ ------  ------
                                                                                    (unaudited)
     Customer A..............        *            *             *         71.0%      17.0%   18.1%
     Customer B..............        *            *             *         15.9%      36.0%   46.3%
     Customer C..............        *         70.9%         63.8%           *       14.1%      *
     Customer D..............        *            *          28.8%           *          *       *
     Customer E..............     41.2%           *             *            *          *       *
     Customer F..............     42.9%           *             *            *          *       *
     Customer G..............     10.6%           *             *            *          *       *
     Customer H..............        *            *             *            *          *    16.1%

--------
(* = less than 10%)

                            TOP TIER SOFTWARE, INC.

 Comprehensive Income

   Effective January 1, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income" which establishes standards for reporting and displaying comprehensive income in a full set of financial statements. Comprehensive income includes unrealized gains and losses on equity securities that have been previously excluded from net income and reflected, instead, in equity. For all periods presented, the Company has no material components of comprehensive income (loss).

 Stock-Based Compensation

   The Company accounts for its stock-based compensation under Accounting Principles Board Opinion ("APB") No. 25. Companies that elect to employ APB No. 25 are required to disclose the pro forma net income (loss) that would have resulted from using the fair value method described in SFAS No. 123, "Accounting for Stock-Based Compensation," to value stock-based compensation.
Note 8 to the financial statements contains a summary of the disclosure provisions under SFAS No. 123.

 Basic Net Loss Per Share and Pro Forma Basic Net Loss Per Share

   Historical net loss per share has been calculated under SFAS No. 128, "Earnings Per Share." Basic net loss per share on a historical basis is computed using the weighted average number of shares of common stock outstanding. No diluted loss per share information has been presented in the accompanying consolidated statements of operations since potential common shares from conversion of the convertible preferred stock and stock options are antidilutive. The total number of shares excluded from diluted loss per share relating to these securities was 9,409,642, 10,496,392, 18,539,874 and 24,003,883 for the year ended December 31, 1997, the nine months ended September 30, 1998, the three months ended December 31, 1998 and the year ended December 31, 1999, respectively. The total number of shares excluded from diluted loss per share for the nine months ended September 30, 1999 and 2000 was 19,523,484 (unaudited) and 28,260,520 (unaudited), respectively.

   Pro forma basic net loss per share has been calculated assuming the conversion of convertible preferred stock into an equivalent number of common shares, as if the shares had converted on the dates of their issuance.

                            TOP TIER SOFTWARE, INC.

   The following table presents the calculation of basic and pro forma basic net loss per share:

                                         Nine months  Three months                    Nine months ended
                           Year ended       ended        ended       Year ended         September 30,
                          December 31,  September 30, December 31,  December 31,  --------------------------
                              1997          1998          1998          1999          1999          2000
                          ------------  ------------- ------------  ------------  ------------  ------------
                                                                                         (unaudited)
Net loss attributable to
 common stockholders....  $(3,435,009)   $(5,928,011) $(12,689,922) $(40,844,158) $(30,460,759) $(42,681,731)
                          ===========    ===========  ============  ============  ============  ============
Basic:
 Weighted average shares
  of common stock
  outstanding...........    7,189,806      7,375,124            --        39,689         2,935     3,102,720
 Less: Weighted average
  shares of common stock
  subject to
  repurchase............           --             --            --       (16,831)           --    (1,385,641)
                          -----------    -----------  ------------  ------------  ------------  ------------
Weighted average shares
 used in computing basic
 net loss per share.....    7,189,806      7,375,124            --        22,858         2,935     1,717,079
                          ===========    ===========  ============  ============  ============  ============
Basic net loss per
 share..................  $     (0.48)   $     (0.80) $         --  $  (1,784.60) $ (10,378.45) $     (24.86)
                          ===========    ===========  ============  ============  ============  ============
Pro forma:
 Net loss...............                                            $(40,844,158) $(30,460,759) $(42,681,731)
                                                                    ============  ============  ============
Beneficial conversion
 related to the Series E
 convertible preferred
 stock..................                                            $   (246,923) $         --  $(17,994,000)
                                                                    ------------  ------------  ------------
Pro forma net loss
 attributable to common
 stockholders...........                                            $(41,091,080) $(30,460,759) $(60,675,731)
                                                                    ============  ============  ============
Shares used above                                                         22,858         2.935     1,717,079
 Pro forma adjustment to
  reflect weighted
  average effect of
  assumed conversion of
  convertible preferred
  stock and beneficial
  conversion related to
  the Series E
  convertible preferred
  stock (unaudited).....                                              18,135,066    17,577,654    20,703,846
                                                                    ------------  ------------  ------------
 Weighted average shares
  used in computing pro
  forma basic net loss
  per share
  (unaudited)...........                                              18,157,924    17,580,589    22,420,925
                                                                    ============  ============  ============
Pro forma basic net loss
 per share (unaudited)..                                            $      (2.26) $      (1.73) $      (2.71)
                                                                    ============  ============  ============

 Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. SFAS No. 133 is effective for the Company at the beginning of 2001. The Company believes that the adoption of SFAS No. 133 will not have a material effect on its financial statements.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101

                            TOP TIER SOFTWARE, INC.

outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company believes that its current revenue recognition practices comply with SAB 101.

   In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44 ("Interpretation No. 44"), "Accounting for Certain Transactions involving Stock Compensation--an interpretation of APB Opinion 25". Interpretation No. 44 is effective July 1, 2000. Interpretation No. 44 clarifies the application of APB Opinion 25 for certain matters, specifically
(a) the definition of an employee for purposes of applying APB Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The Company adopted Interpretation No. 44, which did not have a material impact on the financial position or results of operations of the Company.

3. PURCHASE OF THE COMPANY BY THE VANENBURG GROUP

   On October 6, 1998 (the "Closing Date"), Vanenburg completed the acquisition of the Company, pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), whereby a wholly-owned subsidiary of Vanenburg merged with and into the Company. As a result of this merger, the Company became a wholly-owned subsidiary of Vanenburg as of the Closing Date. As consideration in the merger, the holders of shares of the Company's common stock, Series A convertible preferred stock (assuming conversion of all Series A convertible preferred stock to common stock) and vested options to purchase the Company's common stock received total consideration of $62,582,954 or approximately $6.28 per share. Each holder of unvested options to purchase common stock outstanding as of the closing date received a similar option to purchase the common stock of the surviving company with the same rights and vesting period as the original option. The value of these options, estimated using the Black-Scholes option-pricing model, amounted to $7,470,846. The assumptions utilized in the Black-Scholes model are as follows: exercise price per share, $.213 volatility, 75%; term, 3 years; risk free interest rate 5.5%. All outstanding common stock, Series A convertible preferred stock and vested options to purchase the Company's common stock as of the date of the agreement were cancelled and Vanenburg was issued 10,500,000 shares of Series C convertible preferred stock. In addition to the above consideration, the Merger Agreement stipulated that certain employees of the Company shall receive cash bonuses to be paid by Vanenburg upon the first anniversary of the Closing Date if that employee is still employed by the Company. The aggregate amount of the bonuses paid was $2,892,207. Prior to October 6, 1998, Vanenburg had purchased all of the then outstanding Series B convertible preferred stock of the Company. As holders of Series B convertible preferred stock as of the closing date, Vanenburg received an equivalent number of shares of Series B convertible preferred stock of the surviving company. The total consideration paid by Vanenburg for the purchase of the Series B convertible preferred stock of the Company, taking into account equity in the results of the Company and amortization of excess of cost over net assets acquired for the period over which the investment was held prior to the closing date, amounted to $7,601,990. The purchase price is as follows:

   Consideration paid to:
     Common stock shareholders.................................... $46,332,131
     Series A preferred stock shareholders........................   9,362,645
     Vested common stock option holders...........................   6,888,178
   Purchase of Series B preferred, net of equity accounting.......   7,601,990
   Assumption of 1,198,527 shares of unvested employee stock
    options.......................................................   7,470,846
   Retention bonus................................................   2,892,207
   Acquisition costs..............................................     125,000
                                                                   -----------
                                                                   $80,672,997
                                                                   ===========

                            TOP TIER SOFTWARE, INC.

   The acquisition of the Company by Vanenburg was accounted for using the purchase method of accounting. Accordingly, the carrying amount of identifiable assets and liabilities on the Company's balance sheet as of September 30, 1998 were adjusted to reflect their fair values at the date of acquisition and the stockholder's net investment was adjusted to reflect the full purchase amount paid by Vanenburg. The Company's in-process research and development that had not reached technological feasibility and had no probable future uses was expensed during the three months ended December 31, 1998. The Company's intangible assets are being amortized over three years. Allocation of the purchase price is as follows:

   Tangible assets acquired........................................ $ 8,445,728
   Liabilities assumed.............................................  (3,654,845)
   Deferred acquisition costs......................................   2,892,207
   Expensed in-process research and development....................   3,556,700
   Intangible assets:
     Core technology...............................................   3,513,091
     Acquired workforce............................................   1,030,556
     Tradename.....................................................     550,453
   Goodwill........................................................  64,339,107
                                                                    -----------
                                                                    $80,672,997
                                                                    ===========

The excess of cost over net assets acquired (goodwill) in the accompanying consolidated balance sheets is being amortized over three years.

   The following unaudited pro forma information shows consolidated operating results for the years ended December 31, 1997 and 1998, as if the Vanenburg acquisition had occurred at the beginning of 1997.

                                                        1997          1998
                                                    ------------  ------------
   Net revenues.................................... $     94,509  $  2,952,219
   Net loss........................................ $(26,215,409) $(34,344,244)
   Basic net loss per share........................ $      (0.00) $      (0.00)

   Of the total consideration payable to the selling stockholders one third was paid in cash as of the closing date. The remaining two thirds of the consideration was evidenced by two promissory notes issued by the Company payable to each individual selling shareholder. One note bore interest at an annual interest rate of 5.35% and was paid in full, both principal and interest, six months from the closing date. The other note bore interest at an annual interest rate of 5.42% and was paid in full, both principal and interest, twelve months from the closing date. The Company's obligations under these notes were payable and guaranteed by Vanenburg who pledged 3,400,000 shares of Baan Company N.V. as collateral for this guarantee. As of December 31, 1998 an amount of $40,988,191, including accrued interest, was due to stockholders and due from Vanenburg.

   In addition, on October 6, 1998, the Company entered into an agreement for the sale and issuance of 763,740 shares of Series A convertible preferred stock at $4.143 per share. The agreement was with two officers of the Company and a related party requiring the purchase of the shares that were issued on three dates: within ten days of signing, six months and a year thereafter, in equal installments of 254,580 shares of Series A convertible preferred stock each. The Company recognized compensation expense of $316,983 and $170,729 for the three months ended December 31, 1998 and year ended December 31, 1999, respectively, in connection with the shares issued to the officers. In connection with shares issued to a founder of the Company, a deemed dividend of $227,054 and $122,292 for the three months ended December 31, 1998 and the year ended December 31, 1999, respectively, was recognized. The dividend was calculated based on the difference between the $6.28 per share

                            TOP TIER SOFTWARE, INC.

paid by Vanenburg and the value of the Series A convertible preferred stock at each date of sale. The fair value of the Company's common stock for each date Series A convertible preferred stock was purchased is as follows:

      April 1999.......................................................... $5.63
      October 1999........................................................ $4.98

   Deferred acquisition costs represent retention bonuses paid to employees by Vanenburg. These costs are included as consideration received in the acquisition, but were expensed ratably over the twelve-month period the bonuses were earned. All bonuses were paid by Vanenburg in October 1999.

4. RELATED PARTY TRANSACTIONS

 Baan Development B.V. ("Baan")

   During the fiscal years ended 1997, 1998 and 1999, Baan was a related party to the Company due to common control by the Vanenburg Group of both companies during those periods. Amounts resulting from this relationship have been shown separately in the consolidated financial statements.

 Baan Development Partner Agreement

   In June 1997, the Company entered into a Development Partner Agreement with Baan, under which the two companies were to jointly develop and market products. This agreement was amended in August of 1998 to clearly define the products to be developed by the Company over a three-year period. This agreement was terminated in March 2000 when a new agreement was executed with Baan. License and royalty revenues generated under this agreement were $65,000, $19,600, and $6.6 million in 1997, 1998 and 1999 respectively (with associated cost of license revenues of $22, $14 and $27,000, respectively).

 Baan Consulting Services

   During the years ended December 31, 1997, 1998 and 1999, the Company recognized approximately $63,100, $11,400 and $168,500 in consulting revenues, respectively (with associated cost of services of $20,000, $0 and $46,000, respectively).

   Management believes the transactions with Baan are at terms comparable to those provided to unrelated third parties.

 Other

   In December 1999, the Company sold 469,062 shares of its common stock to officers of the Company in consideration for full recourse promissory notes in the amount of approximately $395,000. Should the officers terminate employment, these shares are subject to a right of repurchase by the Company. The right of repurchase lapses over a four year period and as of December 31, 1999, 323,956 shares were subject to repurchase. The notes bear interest at 8.5% and mature at various dates through December 2004.

5. ACCRUED SEVERANCE PAY

   Under Israeli law and labor agreements, the Company's subsidiary in Israel is required to make severance payments to its dismissed employees and employees leaving its employment in certain other circumstances. The calculation is based on the employee's latest salary and the period employed. For certain employees, including officers, the obligation for severance pay is discharged by payment of premiums to insurance companies under approved plans and by the accruals presented in the balance sheets. The amounts maintained with insurance companies are not under the control of the Company and therefore are not reflected in the financial statements.

                            TOP TIER SOFTWARE, INC.

6. LINES OF CREDIT

   The Company has entered into a $750,000 line of credit agreement with a bank that expires in November 2000. Amounts withdrawn bear interest at one percent over the bank's prime rate (10.5% as of September 30, 2000) (unaudited). As of December 31, 1999 no amounts had been withdrawn on this line of credit. As of September 30, 2000, $738,013 (unaudited) was outstanding under this arrangement. In addition, the Company has entered into agreements with banks for credit card facilities amounting to $100,000 and $250,000 that expire in July 2000 and October 2000, respectively. To secure these lines of credit the Company has deposits of $225,000, $1,116,885 and $1,112,790 (unaudited) as of December 31, 1998, 1999 and September 30, 2000, respectively, which are presented as restricted cash in the accompanying balance sheets.

7. COMMITMENTS

   The Company leases its facilities under operating lease agreements expiring through February 2004 (excluding renewal options). Rent expense for all operating leases totaled $148,697, $305,044, $126,163 and $757,394 for the year ended December 31, 1997, the nine months ended September 30, 1998, the three months ended December 31, 1998 and the year ended December 31, 1999, respectively. Minimum future lease payments under all noncancellable operating leases as of December 31, 1999 are as follows:

       2000.......................................................... $  801,884
       2001..........................................................    824,334
       2002..........................................................    796,837
       2003..........................................................    374,583
       2004..........................................................     98,878
                                                                      ----------
                                                                      $2,896,516
                                                                      ==========

   Subsequent to December 31, 1999, the Company entered into two new lease agreements for new office space. The term for each lease is 60 months and requires monthly rental payments of $59,890 per month (unaudited).

   The Company's research and development efforts have been partially financed through both royalty bearing and non-royalty bearing grants by the Office of the Chief Scientist of the government of Israel ("OCS"). Such amounts are deducted from research and development costs (see Note 9). The Company is committed to repay royalty bearing grants to the OCS at the rate of 3% to 5% of sales of the products, up to 100% of the amount of such grants received. As of December 31, 1999, the Company has received cumulative royalty bearing grants amounting to $217,542.

8. CONVERTIBLE PREFERRED STOCK

   As of December 31, 1999, the Company is authorized to issue up to 26,075,000 shares of convertible preferred stock with a par value of $0.001 per share, of which it has designated 736,740 shares as Series A preferred stock, and 9,150,430 shares as Series B preferred stock, 10,500,000 as Series C preferred stock and 3,100,000 as Series D preferred stock. At a meeting of the Board of Directors in October 1999 a three for two split of preferred stock was authorized. All references to per share amounts and number of shares in these financial statements have been retroactively restated to reflect this stock split. The rights and preferences of Series A, B, C and D preferred stock are as follows:

   In March 2000, the Company's Board of Directors increased its authorized shares of undesignated preferred stock to 5,000,000 shares.

                            TOP TIER SOFTWARE, INC.

 Dividends

   The holders of preferred stock are entitled to receive dividends when and as declared by the Board of Directors at a rate of $0.3314, $0.1669, $0.5152 and $0.3984 per share of Series A, B, C, and D preferred stock, respectively. Dividends may be declared and paid upon shares of common stock in any fiscal year only if dividends have been declared or paid upon all the shares of preferred stock at such annual rates. No dividends in excess of the annual rates shall be paid to the holders of preferred stock unless equivalent dividends are paid to the holders of common stock. The rights to dividends on shares of preferred stock are not cumulative.

 Liquidation Preference

   In the event of any liquidation, dissolution or winding up of the Company, holders of Series A, B, C and D preferred stock are entitled to receive, in preference to holders of common stock, the amount of $4.143, $2.08, $6.44 and $4.98 per share, respectively. Such amounts will be adjusted for any stock split, combination, distribution or dividend. After payment of the above amounts, the remaining assets of the Company will be distributed to the holders of Series A, B, C and D preferred stock and the common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all Series A, B, C and D preferred stock) until Series A, B, C and D preferred stockholders have received an aggregate of $1.07, $4.16, $12.88 and $9.96, respectively, including amounts paid pursuant to the preference discussed above.

 Voting Rights

   The holders of the Series A, B, C and D preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such preferred stock is convertible.

   Holders of Series A preferred stock, voting separately as a class, are entitled to elect two members of the Board of Directors. Holders of Series B and C preferred stock, voting separately as a class, are entitled to elect two members of the Board of Directors. Holders of Series D preferred stock, voting separately as a class, are entitled to elect one member of the Board of Directors.

   Holders of Series A, B, C and D preferred stock, voting together as a single class, are entitled to elect the remaining directors.

 Conversion

   Each share of Series A and B preferred stock is convertible into one share of common stock, at the option of the holder thereof, at any time after the date of issuance. The conversion rate is subject to adjustment for dilution, including, but not limited to, stock splits, stock dividends and stock combinations.

   In addition, each share of Series A, B, C and D preferred stock will automatically convert into common stock at the then conversion rate upon the written consent of holders of 66.67% of all outstanding Series A, B and C preferred stock and 50% of all outstanding Series D preferred stock. Each share of Series A, B, C and D preferred stock will also automatically convert upon the closing of an underwritten public offering of the Company's common stock with a public offering price per share not less than $14.94 and an aggregate offering price of $20 million.

9. COMMON STOCK

   As of December 31, 1999, the Company is authorized to issue up to 33,125,000 shares of three for two common stock with a par value of $0.001 per share. At a meeting of the Board of Directors in October 1999 a stock split of common stock was authorized. All references to per share amounts and number of shares in these financial statements have been retroactively restated to reflect this stock split.

                            TOP TIER SOFTWARE, INC.

   In March 2000, the Company's Board of Directors increased its authorized shares of common stock to 200,000,000 shares.

 Common Stock Reserved for Future Issuance

   Shares of common stock reserved for future issuance is as follows:

                                                      December 31, September 30,
                                                          1999         2000
                                                      ------------ -------------
                                                                    (unaudited)
Conversion of Series A preferred stock...............     763,740      763,740
Conversion of Series B preferred stock...............   6,709,264    6,709,264
Conversion of Series C preferred stock...............  10,500,000   10,500,000
Conversion of Series D preferred stock...............   2,008,032    2,008,032
Conversion of Series E preferred stock...............          --    3,272,173
Stock Option Plan....................................   6,269,682    5,635,126
                                                       ----------   ----------
                                                       26,250,718   28,888,335
                                                       ==========   ==========

 Pro forma Stockholders' Equity (Unaudited)

   In March 2000, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering ("IPO"). If the IPO is consummated under the terms presently anticipated, all of the currently outstanding convertible preferred stock will be converted into 23,253,209 shares of common stock upon the closing of the IPO. The effect of the conversions has been reflected as unaudited pro forma stockholders' deficit in the accompanying balance sheet as of September 30, 2000.

 Stock Option Plans

   In October 1996, the Company established the 1996 Stock Option Plan (the "1996 Plan") and has reserved 8,372,936 shares of common stock for issuance. The board of directors or a committee of the board administers the 1996 Plan. The administrator of the 1996 Plan has the authority to determine the terms and conditions of the options granted under the 1996 Plan. Under the Plan, the Board of Directors may grant incentive and nonqualified stock options to employees, consultants and directors of the Company. The exercise price per share for an incentive stock option cannot be less than the fair market value, as determined by the Board of Directors, on the date of grant. The exercise price per share for nonqualified stock options cannot be less than 85% of fair market value, as determined by the Board of Directors, on the date of grant. The term of an option may not exceed 10 years after the date of grant and the options generally vest over a four-year period. Options may be exercised prior to full vesting. Any unvested shares so purchased are subject to a repurchase right in favor of the Company with the repurchase price to be equal to the original purchase price of the stock.

                            TOP TIER SOFTWARE, INC.

   Option activity under the 1996 Plan was as follows:

                                                                      Weighted
                                                                       Average
                                                                      Exercise
                                             Available     Options      Price
                                             For Grant   Outstanding  Per Share
                                             ----------  -----------  ---------
Balance at December 31, 1996................    936,126     999,000    $0.053
  Authorized................................  1,437,810          --        --
  Granted...................................   (510,000)    510,000    $0.053
  Exercised.................................         --    (300,000)   $0.053
                                             ----------  ----------
Balance at December 31, 1997................  1,863,936   1,209,000    $0.053
  Granted................................... (1,182,750)  1,182,750    $0.207
  Exercised.................................         --     (15,375)   $0.053
  Cancelled.................................     80,625     (80,625)   $0.053
                                             ----------  ----------
Balance at September 30, 1998...............    761,811   2,295,750    $0.118
  Purchased and cancelled by Vanenburg......         --  (1,097,223)   $0.058
  Cancelled.................................    122,500    (122,500)   $0.053
                                             ----------  ----------
Balance at December 31, 1998................    884,311   1,076,027    $0.187
  Authorized................................  5,000,000          --        --
  Granted................................... (3,752,756)  3,752,756    $0.950
  Exercised.................................         --    (690,656)   $0.766
  Cancelled.................................    115,287    (115,287)   $0.270
                                             ----------  ----------
Balance at December 31, 1999................  2,246,842   4,022,840    $0.799
  Authorized (unaudited)....................  2,000,000         --
  Granted (unaudited)....................... (3,933,284)  3,933,284    $5.817
  Exercised (unaudited).....................         --  (2,846,263)   $2.138
  Cancelled (unaudited).....................    321,568    (321,568)   $0.773
                                             ----------  ----------
Balance at September 30, 2000 (unaudited)...    635,126   4,788,293    $4.115
                                             ==========  ==========

   At the closing date of the Vanenburg transaction (see Note 3), Vanenburg purchased all the vested options of 1,097,223 under the 1996 Stock Option Plan at a price of $6.28 per share. The options were subsequently cancelled. The unvested options of 1,198,527 remained outstanding.

                            TOP TIER SOFTWARE, INC.

   The following table summarizes information about stock options outstanding at December 31, 1999:

                                         Options Outstanding and Exercisable
                                      -----------------------------------------
                                          Number     Weighted   Exercise Price
                                      Outstanding at  Average        and
                                       December 31,  Remaining Weighted Average
     Range of Exercise Price               1999        Years    Exercise Price
     -------------------------------  -------------- --------- ----------------
     $0.053.........................       68,397      6.84         $0.053
     $0.207.........................      735,287      8.50         $0.207
     $0.950.........................    3,219,156      9.74         $0.950
                                        ---------                   ------
                                        4,022,840                   $0.799
                                        =========                   ======

   The following table summarizes information about stock options outstanding at September 30, 2000:

                                         Options Outstanding and Exercisable
                                                     (unaudited)
                                      -----------------------------------------
                                                     Weighted   Exercise Price
                                                      Average        and
                                          Number     Remaining Weighted Average
     Range of Exercise Price          Outstanding at   Years    Exercise Price
     -------------------------------- -------------- --------- ----------------
     $0.053..........................      54,897      6.31         $0.053
     $0.207..........................     270,770      7.57         $0.207
     $0.950..........................   1,985,676      9.09         $0.950
     $2.50-$3.50.....................     125,150      9.31         $2.999
     $5.00-$7.50.....................   2,351,800      9.85         $7.391
                                        ---------                   ------
                                        4,788,293                   $4.115
                                        =========                   ======

 Fair Value Disclosures

   The Company accounts for these Plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation expense for the stock plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the impact on the Company's net loss would be as follows:

                                         Nine months  Three months
                           Year ended       ended        ended       Year ended
                          December 31,  September 30, December 31,  December 31,
                              1997          1998          1998          1999
                          ------------  ------------- ------------  ------------
Net loss attributable to
 common stockholders:
  As reported...........  $(3,435,009)   $(5,928,011) $(12,689,922) $(41,091,080)
  Pro forma.............  $(3,442,004)   $(5,939,971) $(12,701,882) $(41,504,168)
Basic net loss per
 share:
  As reported...........  $     (0.48)   $     (0.80) $         --  $  (1,797.67)
  Pro forma.............  $     (0.48)   $     (0.81) $         --  $  (1,815.74)

   The weighted average fair value of options granted in the year ended December 31, 1997, the nine months ended September 30, 1998, the three months ended December 31, 1998 and the year ended December 31, 1999 was $3.81. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for grants in all reported periods: (1) average expected life of the options is 5 years; (2) dividend yield of 0%; (3) expected volatility of 0%; and (4) risk free interest rate ranging from 5.34% to 6.07%.

                            TOP TIER SOFTWARE, INC.

 Deferred Stock Compensation

   Deferred stock compensation represents the aggregate difference, at the grant date, between the respective exercise price of stock options and the fair value of the underlying stock. Deferred stock compensation is amortized over the vesting period of the applicable options in a manner consistent with FASB Interpretation No. 28. The Company had recorded unearned stock-based compensation of $19,734,338 for the year ended December 31, 1999 and amortized deferred stock compensation of $7,213,392. In connection with stock options granted in the six months ended September 30, 2000, the Company recognized approximately $25.2 million (unaudited) of deferred stock compensation which is being amortized over the vesting period of the related options.

   The total unearned stock-based compensation recorded at December 31, 1999 of $12,520,946 will be amortized as follows: $6,811,836, $3,565,021, $1,673,087, and $471,002 during the year ended 2000, 2001, 2002 and 2003, respectively. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

 Stock Repurchase Agreements

   In connection with the exercise of options pursuant to the 1996 Plan, employees entered into restricted stock purchase agreements with the Company. Under the terms of these agreements, the Company has a right to repurchase any unvested shares at the original exercise price of the shares upon termination of the employee. The repurchase right lapses ratably over the vesting term of the original grant. As of December 31, 1999, 383,957 shares were subject to repurchase by the Company. As of September 30, 2000, 1,335,885 shares (unaudited) were subject to repurchase by the Company.

   In January and February 2000, the Company sold 2,208,750 shares of its common stock to officers of the Company in consideration for full recourse promissory notes in the amount of approximately $5.6 million. Should the officers employment terminate, these shares are subject to a right of repurchase by the Company. The right of repurchase lapses over a four year period. The notes bear interest at 8.5% and mature at various dates through February 2005.

 2000 Stock Plan

   In March 2000, the Board of Directors approved the Company's 2000 Stock Plan (the "2000 Plan"), subject to stockholder approval. The 2000 Plan will become effective upon the Company's initial public offering and 2,500,000 shares have been reserved for future issuance. Upon the closing of the initial public offering and the stockholder approval of the 2000 Plan, the Company's 1996 Plan will be terminated and no further options shall be granted under the 1996 Plan.

 2000 Employee Stock Purchase Plan

   In March 2000, the Board of Directors approved the adoption of the 2000 Employee Stock Purchase Plan (the "Purchase Plan"), subject to stockholder approval. The Purchase Plan will become effective upon the Company's initial public offering and 500,000 shares have been reserved for future issuance.

                            TOP TIER SOFTWARE, INC.

10. RESEARCH AND DEVELOPMENT, NET

   Research and development expenses are comprised of the following:

                                        Nine months  Three months                Nine months ended
                           Year ended      ended        ended      Year ended     September  30,
                          December 31, September 30, December 31, December 31, ----------------------
                              1997         1998          1998         1999        1999        2000
                          ------------ ------------- ------------ ------------ ----------  ----------
Research and development
 expenses...............   $1,415,479   $2,958,294    $1,256,631   $7,223,104  $5,339,574  $6,069,631
Less--OCS
 participations:
  Royalty bearing
   participation........      (24,815)          --            --           --          --          --
  Non-royalty bearing
   participation........     (337,362)    (313,931)     (104,643)    (617,042)   (308,000)   (713,864)
                           ----------   ----------    ----------   ----------  ----------  ----------
Research and development
 expenses, net..........   $1,053,302   $2,644,363    $1,151,988   $6,606,062  $5,031,574  $5,355,767
                           ==========   ==========    ==========   ==========  ==========  ==========

11. INCOME TAXES

   The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   The following is a geographical breakdown of the Company's loss before income taxes:

                                        Nine months  Three months
                                           ended        ended
                                       September 30, December 31,
                             1997          1998          1998          1999
                          -----------  ------------- ------------  ------------
Domestic................. $(1,833,962)  $  (769,410) $(11,004,698) $(32,449,346)
Foreign..................  (1,601,047)   (5,158,601)   (1,458,170)   (8,394,811)
                          -----------   -----------  ------------  ------------
Total.................... $(3,435,009)  $(5,928,011) $(12,462,868) $(40,844,157)
                          ===========   ===========  ============  ============

   As a result of the Company's continued losses, there was no provision for income taxes for each of the year ended December 31, 1997, the nine months ended September 30, 1998, the three months ended December 31, 1998 and the year ended December 31, 1999.

   The components of the net deferred income tax asset were as follows:

                                                            December 31,
                                                      -------------------------
                                                         1998          1999
                                                      -----------  ------------
     Net operating losses............................ $ 4,778,398  $ 16,778,785
     Other timing differences........................      82,327       142,876
                                                      -----------  ------------
                                                        4,860,725    16,921,661
     Less valuation allowance........................  (4,860,725)  (16,921,661)
                                                      -----------  ------------
     Net deferred tax asset.......................... $        --  $         --
                                                      ===========  ============

                            TOP TIER SOFTWARE, INC.

   No deferred income taxes have been included in these financial statements in respect of net operating losses of the Company's Israeli subsidiary as during the period in which these tax losses are utilized the subsidiary's income would be substantially tax exempt and accordingly there will be no tax benefit available.

   At December 31, 1999, the Company had net cumulative operating loss carryforwards for federal and state income tax reporting purposes of approximately $35.9 million and $20.5 million, respectively. The federal net operating loss carryforwards expire on various dates through 2019. The state net operating loss carryforwards expire on various dates through 2005. To the extent that net operating losses, when realized, relate to stock option deductions, the resulting benefits will be credited to stockholders' equity. Under current tax law, net operating loss and credit carryforwards available in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interests. The Company's subsidiaries in Israel and the UK had carryforward tax losses of approximately $4.0 million and $3.2 million, respectively, that have no expiration date.

   The Company's Israeli subsidiary's initial investment plan of $80,000 and additional investment plans of $644,000 have been granted "Approved Enterprise" status, under the Israeli Law for Encouragement of Capital Investments. In accordance with this law, the income from the approved enterprises for a seven year period, commencing with the first year in which taxable income is generated but limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier ("benefit period"), will be subject to tax benefits. The Company has chosen to receive its benefits in respect of its plans through the "Alternative Benefits" program. These benefits include a tax exemption on income derived from the "Approved Enterprise" for a period of two years and a reduced income tax rate of 25% (instead of the regular rate of 36%) for the additional five years of the benefit period. A company in which foreign investment exceeds 25% is entitled to a benefit period of ten years. If the proportion of foreign investment is between 25% and 49%, the Company will be taxed at a rate of 25%; if between 49% and 74%, at a rate of 20%; if between 74% and 90%, at a rate of 15%; and if in excess of 90%, at a rate of 10%. The proportion of holdings of foreign shareholders is measured annually based on the lowest level of foreign investment during the year.

   A reconciliation of income tax expense and the amount computed by applying the statutory Federal income tax rate to loss before income taxes are as follows:

                                        Nine months  Three months
                           Year ended      ended        ended      Year ended
                          December 31, September 30, December 31, December 31,
                              1997         1998          1998         1999
                          ------------ ------------- ------------ ------------
Federal statutory rate...    (34.0)%       (34.0)%      (34.0)%      (34.0)%
State taxes, net of
 federal benefit.........     (5.3)%        (5.3)%       (5.3)%       (5.3)%
Change in valuation
 allowance...............     34.4 %        18.9 %       18.9 %       31.8 %
Difference of foreign
 statutory rates.........      4.9 %        20.4 %       20.4 %        7.5 %
                             -----         -----        -----        -----
                               0.0 %         0.0 %        0.0 %        0.0 %
                             =====         =====        =====        =====

12. SEGMENT INFORMATION

   SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. The Company is organized and operates in one reportable segment which is the development, manufacture and sales of database connectivity software and development tools.

                            TOP TIER SOFTWARE, INC.

   The Company's revenues by geographic area are as follows:

                                       Nine months  Three months               Nine months
                          Year ended      ended        ended      Year ended      ended
                         December 31, September 30, December 31, December 31, September  30,
                             1997         1998          1998         1999          2000
                         ------------ ------------- ------------ ------------ --------------
                                                                               (unaudited)
Netherlands.............   $    --     $       --     $ 15,000    $6,786,986   $ 4,404,965
U.S.....................    53,925      2,634,990      293,778     1,431,390     4,812,655
Germany.................        --             --           --       833,494     3,175,190
Other...................    40,584             --        8,451       593,234       953,653
                           -------     ----------     --------    ----------   -----------
Total...................   $94,509     $2,634,990     $317,229    $9,645,104   $13,346,463
                           =======     ==========     ========    ==========   ===========

   The Company's net fixed assets by geographic area are as follows:

                                                 December 31,
                                             --------------------- September 30,
                                                1998       1999        2000
                                             ---------- ---------- -------------
                                                                    (unaudited)
     U.S. .................................. $  692,897 $  778,635  $1,863,515
     Israel.................................    557,778    629,171   1,127,419
     Other..................................     47,081     38,855     323,937
                                             ---------- ----------  ----------
                                             $1,297,756 $1,446,661  $3,314,871
                                             ========== ==========  ==========

13. SUBSEQUENT EVENTS (unaudited)

 Amendment to the Articles of Incorporation

   In June 2000, the Company's Board of Directors increased its authorized shares of common and preferred stock to 40,125,000 and 22,735,032 shares, respectively. The preferred stock will consist of five series and are designated as follows: 763,740 shares of Series A preferred, 6,709,264 shares of Series B preferred, 10,500,000 shares of Series C preferred, 2,008,032 shares of Series D preferred and 2,753,996 shares of Series E preferred.

 Issuance of Series E Preferred Stock

   On June 29, 2000, the Company issued 1,915,821 shares of Series E preferred stock for $8.3515 per share. On July 11, 2000, the Company issued an additional 239,477 shares of Series E preferred. The rights and preferences of Series A, B, C and D preferred stock are as follows:

   Dividends

     The holders of Series E preferred stock are entitled to receive dividends when and as declared by the Board of Directors at a rate of $0.6681 per share. Dividends may be declared and paid upon shares of common stock in any fiscal year only if dividends have been declared or paid upon all the shares of preferred stock at such annual rates. No dividends in excess of the annual rates shall be paid to the holders of preferred stock unless equivalent dividends are paid to the holders of common stock. The rights to dividends on shares of preferred stock are not cumulative.

   Liquidation Preference

     In the event of any liquidation, dissolution or winding up of the Company, holders of Series E preferred stock are entitled to receive, in preference to holders of common stock, the amount of $8.3515.

                          TOP TIER SOFTWARE, INC.

  Such amounts will be adjusted for any stock split, combination, distribution or dividend. After payment of the initial liquidation amount to all preferred stockholders, the remaining assets of the Company will be distributed to the holders of preferred stock and the common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all preferred stock) until Series E preferred stockholders have received an aggregate of $16.70, including amounts paid pursuant to the preference discussed above.

   Voting Rights

     The holders of the Series E preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such preferred stock is convertible. Holders of Series E preferred stock are not entitled to a seat on the Board of Directors, and will vote together as one class with the other holders of the preferred stock to elect the remaining directors.

   Conversion

     Each share of Series E preferred stock is convertible into one share of common stock, at the option of the holder thereof, at any time after the date of issuance. The conversion rate is subject to adjustment for dilution, including, but not limited to, stock splits, stock dividends and stock combinations.

     Automatic conversion of Series E preferred stock into common stock will occur at the then applicable conversion rate upon the written consent of holders of the majority vote of all outstanding Series E preferred stock. Each share of Series E preferred stock will also automatically convert upon the closing of an underwritten public offering of the Company's common stock with an aggregate public offering price of $20 million. In the event the per share offering price is less than $16.70, as adjusted, the conversion price for Series E preferred shall be adjusted according to a defined calculation, but in no event can be less than $4.6397 per share. Upon consummation of the Company's initial public offering, the Series E preferred stock will convert into 3,272,173 shares of common stock with a total beneficial conversion value of $17,994,000. This conversion rate assumes an initial public offering price of $11.00 per share and will vary if the initial public offering price is different.

     In accordance with EITF 98-5, the Company has measured the impact of such contingent beneficial conversion feature at the commitment date, and will recognize the impact as a charge in the statement of operations upon consummation of the Company's initial public offering.

 Stock Option Plan

   In August 2000, the Board of Directors approved an increase of 2,000,000 shares in the shares available for future issuance. In the three months ended September 30, 2000, the Company issued 1,916,300 stock options. Approximately $6.5 million (unaudited) in deferred stock compensation was recorded and will be amortized over the vesting period of the options.

                          TOP TIER SOFTWARE, INC.

 Lease Commitments

   From April through December 2000, the Company entered into new operating leases for corporate offices and housing. The term for these leases range from six to 60 months long and require additional annual rental commitments as follows:

   2000.............................................................. $  441,156
   2001..............................................................    464,108
   2002..............................................................    497,515
   2003..............................................................    606,183
   2004..............................................................    788,048
                                                                      ----------
                                                                      $2,797,010
                                                                      ==========

   In July 2000, the Company entered into three capital leases. The term for each lease is 36 months and require monthly rental payments of $1,133 per month (unaudited).

                             Description of Artwork

Inside Back Cover Graphics
--------------------------

     In the upper left corner of the page is the phrase: "Companies compete more effectively by acting more rapidly." Directly to the right is the TopTier Software logo. The following phrase is beneath: "End users are notified of relevant events that originate in any application and can intelligently and immediately respond."

     The remainder of the page contains three screen shots demonstrating the drag and relate operation. To the left of the first screen shot is the number "1." To the right of the first screen shot is the following text: "A `Low Inventory' alert appears on the eBusiness Integration Portal of an employee. He personalized his portal to warn him when critical supplies run low. A quick Drag and Relate (TM) to an enterprise application shows him which product is low in inventory, and at which warehouse." Directly below the first screen shot is the second screen shot with a number "2" to the left. To the right of the second screen shot is the following text: "It's Hydrochloric Acid at a key warehouse. And it's critical to keeping the line running. The company needs alternative sources. To find other sources, he Drags and Relates (TM) from the internal application to an external websource - in this case, that of a chemical supplier." Directly below the second screen shot is the third screen shot with a number "3" to the left. To the right of the third screen shot is the following text: "Quickly, he finds a list of other suppliers and can even check their inventory levels. He places the order online and resolves the problem - in just 2 Drag and Relate (TM) actions."

                          [LOGO OF TOP TIER SOFTWARE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following is an itemized statement of the costs and expenses, other than underwriting discounts and commissions, incurred and to be incurred by the Registrant in connection with the issuance and distribution of the securities registered in this offering. All amounts are estimates except the Securities and Exchange Commission ("SEC") registration fee and the National Association of Securities Dealers, Inc. ("NASD") filing fee.

     SEC registration fee.............................................. $27,628
     NASD filing fee...................................................  11,500
     Nasdaq National Market listing fee................................   1,000
     Printing fees and expenses........................................      *
     Legal fees and expenses...........................................      *
     Accounting fees and expenses......................................      *
     Director and officer liability insurance..........................      *
     Blue sky fees and expenses........................................      *
     Transfer agent and registrar fees.................................      *
     Miscellaneous.....................................................      *
                                                                        -------
       Total........................................................... $    *
                                                                        =======

--------
* To be disclosed by amendment

Item 14. Indemnification of Directors and Officers

   Section 145 of the General Corporation Law of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that any such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorney's fees) which such officer or director actually and reasonably incurred. The foregoing description is qualified in its entirety by reference to the more detailed provisions of Section 145 of the DGCL.

   Section 102 of the DGCL allows a Delaware corporation to eliminate or limit the personal liability of a director to the corporation or to any of its stockholders for monetary damage for a breach of fiduciary duty as a director, except in the case where the director (i) breaches such person's duty of loyalty to the corporation or its stockholders, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the payment of a dividend or approves a stock purchase or redemption in violation of Section 174 of the DGCL or (iv) obtains an improper personal benefit.

   In accordance with the DGCL, the Registrant's Certificate of Incorporation contains a provision to limit the personal liability of its directors for monetary damages for breach of their fiduciary duty to the fullest extent permitted by the DGCL now or as it may hereafter be amended.

   In addition, as permitted by the DGCL, the Registrant's Bylaws provide that
(i) the Registrant is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises at the Registrant's request, to the fullest extent permitted by Delaware law; (ii) the Registrant may indemnify its employees and agents to the fullest extent permitted by Delaware law; (iii) the Registrant is required to advance expenses incurred by its directors and officers in connection with defending a proceeding (except that a director or officer must undertake to repay any advances if it should ultimately be determined that the director or officer is not entitled to indemnification); (iv) the rights conferred in the Bylaws are not exclusive; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that adversely affects any director or officer.

   The Registrant maintains insurance covering its directors and officers against certain liabilities incurred by them in their capacities as such, including among other things, certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant also intends to enter into indemnification agreements with its directors and officers prior to the closing of this offering that provide the maximum indemnity allowed to directors and officers by the DGCL and the Registrant's Bylaws.

   The Underwriting Agreement provides for indemnification by the Underwriters of the Registrant and its directors and officers who sign this Registration Statement against certain liabilities, including liabilities under the Securities Act.

   Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                       Exhibit
   Document                                                            Number
   --------                                                            -------
   Form of Underwriting Agreement.....................................   1.1
   Certificate of Incorporation of Registrant.........................   3.1
   Bylaws of Registrant...............................................   3.2
   Form of Indemnification Agreement to be entered into by the
    Registrant with each of its directors and officers................  10.4

Item 15. Recent Sales of Unregistered Securities

   Since the Registrant's incorporation inception in August 1996, it has issued and sold the following unregistered securities.

   1. The Registrant granted options to purchase 10,377,790 shares of common stock at exercise prices ranging from $0.05 to $7.50 per share to employees, consultants, directors and other service providers under its 1996 Stock Option Plan. 1,097,223 of these options were purchased and cancelled in October 1998 in connection with the acquisition by Vanenburg Capital Management I. Through September 30, 2000, the Registrant issued and sold an aggregate of 3,852,294 shares of common stock to employees, consultants, directors and other service providers at prices ranging from $0.05 to $7.50 per share pursuant to exercises of the options referred to above.

   2. In September 1996, the Registrant issued and sold 6,375,000 shares of common stock to Shai Agassi in exchange for all of the outstanding shares of Quicksoft Development (1992) Ltd. The Registrant also issued and sold 689,874 shares of common stock to David Blumstein for an aggregate purchase price of $4,622. All 7,380,249 shares of common stock outstanding in October 1998 were subsequently repurchased by the Registrant in connection with the acquisition by Vanenburg Capital Management I.

   3. In September and November 1996, the Registrant issued and sold 1,491,377 shares of Series A Preferred Stock to 17 private investors for an aggregate purchase price of $795,401. All 1,491,377 shares of Series A Preferred Stock were subsequently repurchased by the Registrant in October 1998 in connection with the acquisition by Vanenburg Capital Management I.

   4. In June and November 1997, the Registrant issued and sold 6,709,264 shares of Series B Preferred Stock to Vanenburg Capital Management I for an aggregate purchase price of $13,999,999.

   5. In October 1998, the Registrant issued and sold 10,500,000 shares of Series C Preferred Stock to Vanenburg Capital Management I as part of a restructuring of the Registrant capital stock structure in connection with the acquisition by Vanenburg Capital Management I of substantially all outstanding capital stock of the Registrant.

   6. In October 1998, the Registrant issued and sold 763,740 shares of our Series A Preferred Stock to Shai Agassi, David Blumstein and Quicksoft Limited.

   7. In October 1999, the Registrant issued and sold 2,008,032 shares of Series D Preferred Stock to 6 private investors, all located in Germany, for an aggregate purchase price of $9,999,999.

   8. In June and July 2000, the Registrant issued and sold 2,155,298 shares of Series E Preferred Stock to four private investors for an aggregate purchase price of $17,999,971.

   For the foregoing issuances of unregistered securities, the Registrant relied upon the exemptions from registration afforded by Section 4(2) of the Securities Act and/or Rule 701 and Regulation S thereunder.

Item 16. Exhibits and Financial Statement Schedules

 Exhibit
   No.                                 Description
 -------                               -----------
  1.1**  Form of Underwriting Agreement.

  3.1**  Amended and Restated Certificate of Incorporation dated June 29, 2000.

  3.3* Form of Amended and Restated Certificate of Incorporation to be filed after the closing of this offering.

  3.4** Form of Amended and Restated Bylaws to become effective upon the closing of this offering.

  4.1**  Reference is made to Exhibits 3.1 through 3.4.

  4.2*   Specimen Stock Certificate.

  5.1* Opinion of Wilson Sonsini Goodrich & Rosati, with respect to the securities being issued.

 10.1**  1996 Stock Option Plan and form of agreement thereunder.

 10.2**  2000 Stock Plan and form of agreement thereunder.

 10.3**  2000 Employee Stock Purchase Plan and form of agreement thereunder.

 10.4** Form of Indemnification Agreement entered into between the Registrant and its directors and executive officers.

 10.5**  Office Lease between the Registrant and State Compensation Insurance
         Fund dated December 19, 1996.

 10.6**  Office Lease between Top Tier Israel Ltd. and Meir Hakharoshet
         Investments and Trade Ltd. dated December 5, 1997.

 10.7**+ OEM License Agreement between Baan Development B.V. and the Registrant dated as of March 25, 2000.

 10.8**+ Reseller Agreement between Baan Development B.V. and the Registrant dated as of March 25, 2000.

 10.9**+ Master Software License and Distribution Agreement for Embedded
         Products between SAP and the Registrant dated October 15, 1999.

 10.10** Amended and Restated Investor Rights Agreement dated July 11, 2000 among the Registrant and certain investors.

 10.11** Amended and Restated Voting Agreement dated July 11, 2000 among the
         Registrant and certain investors.

 10.12** Form of Restricted Stock Purchase Agreement between the Registrant and certain executive officers.

 10.13** Worldwide Intercompany Management Services and Technical Support
         Agreement between the Registrant and Top Tier Israel, Ltd. dated
         August 22, 1996.


 Exhibit
   No.                                 Description
 -------                               -----------
 10.14** International Distributor Agreement between the Registrant and TopTier
         Israel, Ltd. dated August 22, 1996.

 10.15** Promissory Note dated February 19, 2000 of Shai Agassi.

 10.16** Promissory Note dated February 19, 2000 of Shai Agassi.

 10.17** Promissory Note dated December 30, 1999 of David Blumstein.

 10.18** Promissory Note dated January 22, 2000 of Gil Perez.

 10.19** Promissory Note dated January 22, 2000 of Gil Perez.

 10.20** Promissory Note dated December 30, 1999 of Joseph Zarb.

 10.21** Employment Agreement between the Registrant and Shai Agassi dated
         October 6, 1998.

 10.22** Employment Agreement between the Registrant and David Blumstein dated
         October 6, 1998.

 10.23** Employment Agreement between the Registrant and Udi Ziv dated October
         6, 1998.

 10.24** Offer letter dated July 28, 1997 from the Registrant to Joseph Zarb.

 10.25** Business Line of Credit Agreement between the Registrant and Bank of
         America, National Association dated November 1, 1999.

 10.26** Office Lease between Registrant and EME Technologies, Inc. dated May
         16, 2000.

 10.27** Stockholders' Agreement dated October 6, 1998 between the Registrant and certain investors.

 10.28** Agreement and Plan of Reorganization dated October 6, 1998 between
         Vanenburg Ventures B.V., Tahoe Acquisition Corporation, the Registrant and certain investors.

 10.29+  Amendment 2 to Master Software License and Distribution Agreement for
         Embedded Products between SAP and the Registrant dated September 30,
         2000.

 21.1**  List of Subsidiaries.

 23.1    Consent of Arthur Andersen, Independent Public Accountants.

 23.2*   Consent of Wilson Sonsini Goodrich & Rosati.

 23.3** Consent of Michael Kwatinetz to be named as a person about to become a director.

 23.4** Consent of Robert S. Leff to be named as a person about to become a director.

 23.5**  Consent of IDC dated August 3, 2000.

 24.1** Power of Attorney (filed herewith on the signature page of this Registration Statement).

 27.1    Financial Data Schedule.


--------
*   To be filed by amendment.
**  Previously filed.
+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing, as specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of the prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 16th day of November 2000.

                                          TOP TIER SOFTWARE, INC.

                                                      /s/ G. S. Ayers
                                          By: _________________________________

                                                     Gregory S. Ayers
                                          Name: _______________________________

                                                  Chief Financial Officer
                                          Title: ______________________________

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed by the following persons on November 16, 2000 in the capacities indicated:

                  Signature                                 Title
                  ---------                                 -----
                      *                      Chairman of the Board of
 ___________________________________________  Directors, President and Chief
                 Shai Agassi                  Executive Officer (principal
                                              executive officer)

              /s/ G. S. Ayers                Chief Financial Officer (principal
 ___________________________________________  financial officer and principal
              Gregory S. Ayers                accounting officer)

                      *                      Director
 ___________________________________________
                  Jan Baan

                      *                      Director
 ___________________________________________
               David Blumstein

                      *                      Director
 ___________________________________________
               Andries Bottema

                      *                      Director
 ___________________________________________
               Martin Lechner

             /s/ G. S. Ayers
 *By: ______________________________________
              Gregory S. Ayers
              Attorney-in-Fact

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Board of Directors and Stockholders of Top Tier Software, Inc.

   We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Top Tier Software, Inc. included in this Registration Statement and have issued our report thereon dated March 30, 2000. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements as a whole.

San Jose, California                      /s/ Arthur Andersen LLP
March 30, 2000

                            TOP TIER SOFTWARE, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                     Balance at Charged to              Balance
                                     beginning  costs and               at end
            Description              of period   expenses  Deductions  of period
------------------------------------ ---------- ---------- ----------  ---------
Year ended December 31, 1997:
 Allowance for doubtful accounts....  $    --    $    --   $     --    $    --
Nine-month period ended September
 30, 1998:
 Allowance for doubtful accounts....  $    --    $    --   $     --    $    --
Three-month period ended December
 31, 1998:
 Allowance for doubtful accounts....  $    --    $ 24,558  $     --    $ 24,558
Year ended December 31, 1999:
 Allowance for doubtful accounts....  $ 24,558   $ 90,316  $     --    $114,874
Nine-month period ended September
 30, 2000:
 Allowance for doubtful accounts
  (unaudited).......................  $114,874   $502,069  $(130,000)  $486,943

                                 EXHIBIT INDEX

 Exhibit
   No.                                 Description
 -------                               -----------
  1.1**  Form of Underwriting Agreement.

  3.1**  Amended and Restated Certificate of Incorporation dated June 29, 2000.

  3.3* Form of Amended and Restated Certificate of Incorporation to be filed after the closing of this offering.

  3.4** Form of Amended and Restated Bylaws to become effective upon the closing of this offering.

  4.1**  Reference is made to Exhibits 3.1 through 3.4.

  4.2*   Specimen Stock Certificate.

  5.1* Opinion of Wilson Sonsini Goodrich & Rosati, with respect to the securities being issued.

 10.1**  1996 Stock Option Plan and form of agreement thereunder.

 10.2**  2000 Stock Plan and form of agreement thereunder.

 10.3**  2000 Employee Stock Purchase Plan and form of agreement thereunder.

 10.4** Form of Indemnification Agreement entered into between the Registrant and its directors and executive officers.

 10.5**  Office Lease between the Registrant and State Compensation Insurance
         Fund dated December 19, 1996.

 10.6**  Office Lease between Top Tier Israel Ltd. and Meir Hakharoshet
         Investments and Trade Ltd. dated December 5, 1997.

 10.7**+ OEM License Agreement between Baan Development B.V. and the Registrant dated as of March 25, 2000.

 10.8**+ Reseller Agreement between Baan Development B.V. and the Registrant dated as of March 25, 2000.

 10.9**+ Master Software License and Distribution Agreement for Embedded
         Products between SAP and the Registrant dated October 15, 1999.

 10.10** Amended and Restated Investor Rights Agreement dated July 11, 2000 among the Registrant and certain investors.

 10.11** Amended and Restated Voting Agreement dated July 11, 2000 among the
         Registrant and certain investors.

 10.12** Form of Restricted Stock Purchase Agreement between the Registrant and certain executive officers.

 10.13** Worldwide Intercompany Management Services and Technical Support
         Agreement between the Registrant and Top Tier Israel, Ltd. dated
         August 22, 1996.

 10.14** International Distributor Agreement between the Registrant and TopTier
         Israel, Ltd. dated August 22, 1996.

 10.15** Promissory Note dated February 19, 2000 of Shai Agassi.

 10.16** Promissory Note dated February 19, 2000 of Shai Agassi.

 10.17** Promissory Note dated December 30, 1999 of David Blumstein.

 10.18** Promissory Note dated January 22, 2000 of Gil Perez.

 10.19** Promissory Note dated January 22, 2000 of Gil Perez.

 10.20** Promissory Note dated December 30, 1999 of Joseph Zarb.

 10.21** Employment Agreement between the Registrant and Shai Agassi dated
         October 6, 1998.

 10.22** Employment Agreement between the Registrant and David Blumstein dated
         October 6, 1998.

 10.23** Employment Agreement between the Registrant and Udi Ziv dated October
         6, 1998.

 10.24** Offer letter dated July 28, 1997 from the Registrant to Joseph Zarb.


 Exhibit
   No.                                 Description
 -------                               -----------
 10.25** Business Line of Credit Agreement between the Registrant and Bank of
         America, National Association dated November 1, 1999.

 10.26** Office Lease between Registrant and EME Technologies, Inc. dated May
         16, 2000.

 10.27** Stockholders' Agreement dated October 6, 1998 between the Registrant and certain investors.

 10.28** Agreement and Plan of Reorganization dated October 6, 1998 between
         Vanenburg Ventures B.V., Tahoe Acquisition Corporation, the Registrant and certain investors.

 10.29+  Amendment 2 to Master Software License and Distribution Agreement for
         Embedded Products between SAP and the Registrant dated September 30,
         2000.

 21.1**  List of Subsidiaries.

 23.1    Consent of Arthur Andersen, Independent Public Accountants.

 23.2*   Consent of Wilson Sonsini Goodrich & Rosati.

 23.3** Consent of Michael Kwatinetz to be named as a person about to become a director.

 23.4** Consent of Robert S. Leff to be named as a person about to become a director.

 23.5**  Consent of IDC dated August 3, 2000.

 24.1** Power of Attorney (filed herewith on the signature page of this Registration Statement).

 27.1    Financial Data Schedule.


--------
*   To be filed by amendment.

**  Previously filed.

+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.